

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 15, 2010

Commission File Number: ~~001-10306~~ 1-09266

National Westminster Bank plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NATIONAL WESTMINSTER BANK PLC

TABLE OF CONTENTS

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2010

NATIONAL WESTMINSTER BANK PLC
(Registrant)

By: 

Name: Aileen Taylor
Title: Deputy Group Secretary

Item 1


NatWest

Annual Report and Accounts 2009

Annual Report and Accounts

Board of directors and secretary

Chairman
Philip Hampton
N (Chairman)

Executive directors
Stephen Hester

Gordon Pell FCIBS, FCIB

Bruce Van Saun

Non-executive directors
Colin Buchan*
A, N, R (Chairman), Ri

Sandy Crombie*
Senior Independent Director
N, R, Ri

Penny Hughes*
N, R

Archie Hunter*
A (Chairman), N, Ri

Joe MacHale*
A, N, Ri

John McFarlane*
N, R

Arthur 'Art' Ryan*
N

Philip Scott*
A, N, Ri (Chairman)

Secretary
Miller McLean FCIBS, FIB

A member of the Group Audit Committee
N member of the Nominations Committee
R member of the Remuneration Committee
Ri member of the Board Risk Committee
* independent non-executive director

Auditors
Deloitte LLP
Chartered Accountants and Registered Auditors
Saltire Court
20 Castle Terrace
Edinburgh EH1 2DB

Registered office
135 Bishopsgate
London EC2M 3UR
Telephone: +44 (0)20 7085 5000

Head office
135 Bishopsgate
London EC2M 3UR

National Westminster Bank Plc
Registered in England No. 929027

Description of business

Introduction

National Westminster Bank Plc ('NatWest' or 'the Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc, ('the Royal Bank' or 'the holding company'), which in turn is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc ('the ultimate holding company'), a large banking and financial services group. The 'Group' or 'NatWest Group' comprises the Bank and its subsidiary and associated undertakings. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Following placing and open offers in December 2008 and April 2009, HM Treasury currently own approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company.

In December 2009, the ultimate holding company issued £25.5 billion of new capital to HM Treasury. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as core tier one capital.

Following the issuance of B shares, HM Treasury's holding of ordinary shares of the ultimate holding company remained at 70.3% although its economic interest rose to 84.4%.

HM Treasury has agreed not to convert its B shares into ordinary shares to the extent that its holding of ordinary shares following the conversion would represent more than 75% of the ultimate holding company's issued ordinary share capital.

Organisational structure and business overview

Following a comprehensive strategic review, changes have been made to the Group's operating segments in 2009. A Non-Core division has been created comprising those lines of business, portfolios and individual assets that the Group intends to run off or sell. Furthermore, Business Services (formerly Group Manufacturing) is no longer reported as a separate division and its costs are now allocated to the customer-facing divisions along with certain central costs. UK Retail & Commercial Banking has been split into three segments (UK Retail, UK Corporate and Wealth). Ulster Bank has become a specific segment. The remaining elements of Europe & Middle East Retail & Commercial Banking and Asia Retail & Commercial Banking assets form part of Non-Core. The segment measure is now operating Profit/(loss) before tax which differs from Contribution used previously. Comparative data have been restated accordingly.

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the NatWest network of branches and ATMs in the United Kingdom, and also through telephone and internet channels.

UK Corporate is a provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels.

Wealth provides private banking and investment services in the UK through Coutts & Company, offshore banking through NatWest Offshore and international private banking through RBS Coutts.

Global Banking & Markets (GBM) is a banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets and portfolio management & origination.

Global Transaction Services offers global payments, cash and liquidity management, and trade finance and commercial card products and services. It includes the Group's corporate money transmission activities in the United Kingdom and the United States as well as Global Merchant Services, the Group's United Kingdom and international merchant acquiring business.

Ulster Bank is the leading retail and commercial bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services through both its Retail Markets division which has a network of branches and operates in the personal and bancassurance sectors, and its Corporate Markets division provides services to SME business customers, corporates and institutional markets.

Business Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and is the Group's centre of excellence for managing large-scale and complex change.

Central Functions comprises group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily retail and corporate business in the UK and Ireland that the Group has concluded are no longer strategic.

Business divestments

To comply with EC state aid requirements the RBS Group has agreed a series of restructuring measures to be implemented over a four year period. This will supplement the measures in the strategic plan previously announced by the RBS Group. These include divesting fully RBS Insurance, Global Merchant Services and RBS Sempra Commodities, as well as divesting the RBS branch-based business in England & Wales and the NatWest branches in Scotland, along with the Direct SME customers across the UK.

Risk factors
Most of the risk factors facing RBS Group also apply to NatWest Group and are discussed in this section. References in this section to 'the company' refer to the ultimate holding company.

Set out below are certain risk factors which could affect the RBS Group's future results and cause them to be materially different from expected results. The RBS Group's results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks relating to the company

The company and its United Kingdom bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009.

Under the provisions of the Banking Act 2009, substantial powers have been granted to HM Treasury and the Bank of England as part of the special resolution regime to stabilise banks that are in financial difficulties (the "SRR"), which includes certain consultation and consent rights granted to the FSA (the FSA, together with HM Treasury and the Bank of England, the "Authorities"). The SRR confers powers on the Bank of England: (i) to transfer to the private sector all or part of the business of a United Kingdom incorporated institution with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 (FSMA) (a "relevant entity") or its securities of such relevant entity; (ii) to transfer all or part of the business of the relevant entity to a "bridge bank" established by the Bank of England and also confers a power on HM Treasury to transfer into temporary public ownership (nationalise) the relevant entity or its United Kingdom incorporated holding company. The Banking Act also provides for two new insolvency and administration procedures for relevant entities.

The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if the FSA is satisfied that (i) a relevant entity such as the company's United Kingdom banking subsidiaries, including the Royal Bank and NatWest, is failing, or is likely to fail, to satisfy the threshold conditions set out in Schedule 6 to the FSMA; and (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilisation options) action will be taken that will enable the relevant entity to satisfy those threshold conditions. The threshold conditions are conditions which an FSA-authorised institution must satisfy in order to retain its FSA authorisation. They are relatively wide-ranging and deal with most aspects of a relevant entity's business, including, but not limited to, minimum capital resource requirements. It is therefore possible that the FSA may trigger one of the stabilisation options before an application for an insolvency or administration order could be made.

The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as the company) into temporary public ownership provided that certain conditions set out in Section 82 of the Banking Act are met. Temporary public ownership is effected by way of a share transfer order and can be actioned irrespective of the financial condition of the parent company.

If HM Treasury makes the decision to take the company into temporary public ownership, it may take various actions in relation to any securities issued by the company or its subsidiaries (the "Securities") without the consent of holders of the Securities, including (among other things):

(i) transferring its Securities free from any contractual or legislative restrictions on transfer;

(ii) transferring its Securities free from any trust, liability or encumbrance;

(iii) extinguishing any rights to acquire Securities;

(iv) delisting the Securities;

(v) converting its Securities into another form or class (including for example, into equity Securities); or

(vi) disapplying any termination or acceleration rights or events of default under the terms of its Securities which would be triggered by the transfer.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

Accordingly, there can be no assurance that the taking of any such actions would not adversely affect the rights of holders of its Securities and/or adversely affect the price or value of their investment or that the ability of the company to satisfy its obligations under contracts related to its Securities would be unaffected. In such circumstances, such holders may have a claim for compensation under one of the compensation schemes currently existing under, or contemplated by, the Banking Act if any action is taken in respect of its Securities (for the purposes of determining an amount of compensation, an independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury). There can be no assurance that holders of its Securities would thereby recover compensation promptly and/or equal to any loss actually incurred.

If the company was taken into temporary public ownership and a partial transfer of its or any relevant entity's business was effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity was effected, the transfer may directly affect the company and/or its RBS Group companies by creating, modifying or cancelling their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer may (among other things) (i) require the company or RBS Group companies to support and co-operate with the bridge bank or private sector purchaser; (ii) cancel or modify contracts or arrangements between the company or the transferred business and a RBS Group company; or (iii) impose additional obligations on the company under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of the company to satisfy its obligations under the issued Securities or related contracts.

If the company was taken into temporary public ownership and a partial transfer of its or any relevant entity's business was effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity was effected, the nature and mix of the assets and liabilities not transferred may adversely affect the company's financial condition and increase the risk that the company may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act.

While the main provisions of the Banking (Special Provisions) Act 2008 were in force, which conferred certain transfer powers on HM Treasury, the United Kingdom Government took action under that Act in respect of a number of United Kingdom financial institutions, including, in extreme circumstances, full and part nationalisation. There have been concerns in the market in the past year regarding the risks of such nationalisation in relation to the company and other United Kingdom banks. If economic conditions in the United Kingdom or globally were to deteriorate, or the events described in the following risk factors occur to such an extent that they have a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the RBS Group, the United Kingdom Government may decide to take similar action in relation to the company under the Banking Act. Given the extent of the Authorities' powers under the Banking Act, it is difficult to predict what effect such actions might have on the RBS Group and any Securities issued by the company or RBS Group companies. However, potential impacts may include full nationalisation of the company, the total loss of value in Securities issued by the company and the inability of the company to perform its obligations under the Securities.

If the relevant stabilisation option was effected in respect of the company or the stabilisation options were effected in respect of a relevant entity or its business within the RBS Group, HM Treasury would be required to make certain compensation orders, which will depend on the stabilisation power adopted. For example, in the event that the Bank of England were to transfer some of the business of a relevant entity to a bridge bank, HM Treasury would have to make a resolution fund order including a third party compensation order pursuant to the Banking Act (Third Party Compensation Arrangements for Partial Property Transfers) Regulations 2009. However, there can be no assurance that compensation would be assessed to be payable or that holders of its Securities would recover any compensation promptly and/or equal to any loss actually incurred.

The RBS Group's businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.

The performance of the RBS Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the United Kingdom, the United States and other countries throughout Europe, the Middle East and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the United Kingdom, the United States and other European economies. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world's largest corporate institutions operating across a wide range of industry sectors, many of whom are the RBS Group's customers and counterparties in the ordinary course of its business. In response to this economic instability and illiquidity in the market, a number of governments, including the United Kingdom Government, the governments of the other EU member states and the United States Government, have intervened in order to inject liquidity and capital into the financial system, and, in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth over the course of 2010. Similar conditions are likely to exist in a number of the RBS Group's key markets, including those in the United States and Europe, particularly Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability and cost of credit for financial institutions, including the company, and will continue to impact the credit quality of the RBS Group's customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the RBS Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

In addition, the RBS Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The RBS Group currently experiences certain business sector and country concentration risk, primarily focused in the United States, the United Kingdom and the rest of Europe and relating to personal and banking and financial institution exposures. The RBS Group's performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the RBS Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the RBS Group.

The RBS Group was required to obtain State aid approval, for the aid given to the RBS Group by HM Treasury and for the RBS Group's State aid restructuring plan, from the European Commission. The RBS Group is subject to a variety of risks as a result of implementing the State aid restructuring plan. The State aid restructuring plan includes a prohibition on the making of discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B shares) for a two-year period commencing no later than 30 April 2010, which may impair the RBS Group's ability to raise new Tier 1 capital through the issuance of ordinary shares and other Securities.

The RBS Group was required to obtain State aid approval for the aid given to the RBS Group by HM Treasury as part of the First Placing and Open Offer undertaken by the company in December 2008, the issuance of £25.5 billion of B shares in the capital of the company which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of the company to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares if certain conditions are met and the RBS Group's participation in the Asset Protection Scheme (the "APS") (the "State aid").

As a result of the First Placing and Open Offer (approved as part of the European Commission's approval of a package of measures to the banking industry in the United Kingdom in October 2008), the RBS Group was required to cooperate with HM Treasury to submit a forward plan to the European Commission. This plan was submitted and detailed discussions took place between HM Treasury, the RBS Group and the European Commission. The plan submitted not only had regard to the First Placing and Open Offer, but also the issuance of B shares to HM Treasury, the commitment by HM Treasury to subscribe for additional B shares if certain conditions were met and the RBS Group's participation in the APS. As part of its review, the European Commission was required to assess the State aid and to consider whether the RBS Group's long-term viability would be assured, that the RBS Group makes a sufficient contribution to the costs of its restructuring and that measures are taken to limit any distortions of competition arising from the State aid provided to the RBS Group by the United Kingdom Government. The RBS Group, together with HM Treasury, agreed in principle with the European Competition Commissioner the terms of the State aid and the terms of a restructuring plan (the "State aid restructuring plan"). On 14 December 2009, the European Commission formally approved the RBS Group's participation in the APS, the issuance of £25.5 billion of B shares to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares and the State aid restructuring plan. The prohibition on the making of discretionary dividend (including preference shares and B shares) or coupon payments on existing hybrid capital instruments for a two-year period commencing no later than 30 April 2010 will prevent the company from paying dividends on its ordinary and preference shares and coupons on other Tier 1 securities for the same duration, and it may impair the RBS Group's ability to raise new Tier 1 capital through the issuance of ordinary shares and other securities.

It is possible a third party could challenge the approval decision in the European Courts (within specified time limits). The RBS Group does not believe that any such challenge would be likely to succeed but, if it were to succeed, the European Commission would need to reconsider its decision, which might result in an adverse outcome for the RBS Group, including a prohibition or amendment to some or all of the terms of the State aid. The European Commission could also impose conditions that are more disadvantageous, potentially materially so, to the RBS Group than those in the State aid restructuring plan.

The RBS Group is subject to a variety of risks as a result of implementing the State aid restructuring plan. There is no assurance that the price that the RBS Group receives for any assets sold pursuant to the State aid restructuring plan will be at a level the RBS Group considers adequate or which it could obtain in circumstances in which the RBS Group was not required to sell such assets in order to implement the State aid restructuring plan or if such sale were not subject to the restrictions (including in relation to potential purchasers of the United Kingdom branch divestment) contained in the terms thereof. Further, should the RBS Group fail to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State aid clearance, a divestiture trustee can be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the RBS Group is unable to comply with the terms of the State aid approval it could constitute a misuse of aid. In circumstances where the European Commission doubts that the RBS Group is complying with the terms of the State aid approval, it may open a formal investigation. At the conclusion of this investigation, if the European Commission decides that there has been misuse of aid, it can issue a decision requiring HM Treasury to recover the misused aid which could have a material adverse impact on the RBS Group.

In implementing the State aid restructuring plan, the RBS Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the RBS Group's business arising from implementing the State aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the RBS Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and giving rise to separation costs which could be substantial.

The implementation of the State aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the RBS Group's competitors in the RBS Group's markets. The effect of this on the RBS Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the RBS Group's operations and financial condition and its business generally.

If any or all of the risks described above, or any other currently unforeseen risks, materialise, there could be a materially negative impact on the RBS Group's business, operations, financial condition, capital position and competitive position.

The RBS Group's ability to implement its strategic plan depends on the success of the RBS Group's refocus on its core strengths and the balance sheet reduction programme arising out of its previously announced non-core restructuring plan and the State aid restructuring plan.

In light of the changed global economic outlook, the RBS Group has embarked on a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the RBS Group's non-core assets and the continued review of the RBS Group's portfolio to identify further disposals of certain non-core assets. Assets identified for this purpose and allocated to the RBS Group's Non-Core division totalled £252 billion, excluding derivatives, as at 31 December 2008. At 31 December 2009, this total had reduced to £187 billion, excluding the RBS Group's interest in RBS Sempra Commodities LLP, which was transferred to the Non-Core division during 2009. This balance sheet reduction programme will continue alongside the disposals under the State aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that the RBS Group will be able to sell or run-down (as applicable) those businesses it is seeking to exit either on favourable economic terms to the RBS Group or at all. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. There is consequently a risk that the RBS Group may fail to complete such disposals by any agreed longstop date. Furthermore, in the context of implementing the State aid restructuring plan, the RBS Group is subject to certain timing and other restrictions which may result in the sale of assets at prices below those which the RBS Group would have otherwise agreed had the RBS Group not been required to sell such assets as part of the State aid restructuring plan or if such sale were not subject to the restrictions contained in the terms of the State aid conditions.

In addition, the RBS Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of the RBS Group's assets include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favour of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, the RBS Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, as a result of the disposals, the RBS Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the RBS Group's business arising from implementing the restructuring plans) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors, either in the context of State aid-related or non-core or other asset disposals, could affect the RBS Group's ability to implement its strategic plan and have a material adverse effect on the RBS Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

The extensive organisational restructuring may adversely affect the RBS Group's business, results of operations and financial condition.
As part of its refocus on core strengths and its disposal programme, the RBS Group has undertaken and continues to undertake extensive organisational restructuring involving the allocation of assets identified as non-core assets to a separate Non-Core Division, and the run-down and sale of those assets over a period of time. In addition, to comply with State aid clearance, the RBS Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of RBS Insurance (subject to potentially maintaining a minority interest until the end of 2014). The company will also divest by the end of 2013 Global Merchant Services, subject to the company retaining up to 20 per cent. of each business within Global Merchant Services if required by the purchaser, and its interest in RBS Sempra Commodities, as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct small and medium-sized enterprise ("SME") customers and certain mid-corporate customers across the United Kingdom. On 16 February 2010, the company announced that RBS Sempra Commodities had agreed to sell its Metals, Oil and European Energy business lines, subject to certain conditions including regulatory approvals. The RBS Group and its joint venture partner, Sempra Energy, are continuing to consider ownership alternatives for the remaining North American Power and Gas businesses of RBS Sempra Commodities.

In order to implement the restructurings referred to above, various businesses and divisions within the RBS Group will be re-organised, transferred or sold, or potentially merged with other businesses and divisions within the RBS Group. As part of this process, personnel may be reallocated, where permissible, across the RBS Group, new technology may be implemented, and new policies and procedures may be established in order to accommodate the new shape of the RBS Group. As a result, the RBS Group may experience a high degree of business interruption, significant restructuring charges, delays in implementation, and significant strain on management, employee, operational and financial resources. Any of the above factors could affect the RBS Group's ability to achieve its strategic objectives and have a material adverse effect on its business, results of operations and financial condition or could result in a loss of value in the Securities.

Lack of liquidity is a risk to the RBS Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. During the course of 2008 and 2009, credit markets worldwide experienced a severe reduction in liquidity and term-funding. During this time, perception of counterparty risk between banks also increased significantly. This increase in perceived counterparty risk also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the RBS Group's access to traditional sources of liquidity has been, and may continue to be, restricted.

The RBS Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the RBS Group's ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during the recent period of liquidity stress has been constrained to the point where it, like other banks, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. While during the course of 2009 money market conditions improved, with the RBS Group seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a negative impact on the RBS Group. The RBS Group, in line with other financial institutions, may need to seek funds from alternative sources, potentially at higher costs of funding than has previously been the case.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may look to reduce all credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, the RBS Group relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, the RBS Group is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the RBS Group's control, such as a loss of confidence, increasing competitive pressures or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among United Kingdom banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the RBS Group's ability to grow its deposit base. An inability to grow, or any material decrease in, the RBS Group's deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on the RBS Group's ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. In particular, the liquidity position of the RBS Group may be negatively impacted if it is unable to achieve the run-off and sale of non-core and other assets as expected. Any significant delay in those plans may require the RBS Group to consider disposal of other assets not previously identified for disposal to achieve its funded balance sheet target level.

The governments of some of the countries in which the RBS Group operates have taken steps to guarantee the liabilities of the banks and branches operating in their respective jurisdiction. Whilst in some instances the operations of the RBS Group are covered by government guarantees alongside other local banks, in other countries this may not necessarily always be the case. This may place the RBS Group's subsidiaries operating in those countries, such as Ulster Bank Ireland Ltd, which did not participate in such government guarantee schemes, at a competitive disadvantage to the other local banks and therefore may require the RBS Group to provide additional funding and liquidity support to these operations.

There can be no assurance that these measures, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the RBS Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the RBS Group's overall cost of funding, which could have an adverse impact on the RBS Group's financial condition and results of operations or result in a loss of value in the Securities.

Governmental support schemes may be subject to cancellation, change or withdrawal or may fail to be renewed, which may have a negative impact on the availability of funding in the markets in which the RBS Group operates.
Governmental support schemes may be subject to cancellation, change or withdrawal (on a general or individual basis, subject to relevant contracts) or may fail to be renewed, based on changing economic and political conditions in the jurisdiction of the relevant scheme. To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets in which such schemes operate, the RBS Group, in common with other banking groups, may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives, which could have a material adverse impact on the RBS Group's business, financial condition, results of operations and prospects or result in a loss of value in the Securities.

The financial performance of the RBS Group has been and will be affected by borrower credit quality.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the RBS Group's businesses. Whilst some economies stabilised over the course of 2009, the RBS Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and banking and financial institution sectors) and in a number of geographies (such as the United Kingdom, the United States, the Middle East and the rest of Europe, particularly Ireland). This trend has led and may lead to further and accelerated impairment charges, higher costs, additional write-downs and losses for the RBS Group or result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the RBS Group's counterparties has adversely affected and could continue to adversely affect the RBS Group

The RBS Group's ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The RBS Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial services institutions or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses or defaults, by the RBS Group or by other institutions. Many of these transactions expose the RBS Group to credit risk in the event of default of the RBS Group's counterparty or client and the RBS Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and markets). In addition, the RBS Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the RBS Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those recently experienced. Any such losses could have a material adverse effect on the RBS Group's results of operations and financial condition or result in a loss of value in the Securities.

The RBS Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions.

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the RBS Group recording large write-downs on its credit market exposures in 2007, 2008 and 2009. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the RBS Group's exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the RBS Group's assets, may result in significant changes in the fair values of the RBS Group's exposures, even in respect of exposures, such as credit market exposures, for which the RBS Group has previously recorded write-downs. In addition, the value ultimately realised by the RBS Group may be materially different from the current or estimated fair value. Any of these factors could require the RBS Group to recognise further significant write-downs or realise increased impairment charges, any of which may adversely affect its capital position, its financial condition and its results of operations or result in a loss of value in the Securities.

The value or effectiveness of any credit protection that the RBS Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The RBS Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps ("CDSs"), which are carried at fair value. The fair value of these CDSs, as well as the RBS Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness has deteriorated rapidly, which may continue. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates further, the RBS Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded and such adjustments may have a material adverse impact on the RBS Group's financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices and other market factors have significantly affected and will continue to affect the RBS Group's business.

Some of the most significant market risks the RBS Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in the past year. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the company's non-United Kingdom subsidiaries (principally Citizens and RBS Securities Inc.) and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the RBS Group's investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant reductions in the value of such portfolios. While the RBS Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the RBS Group's financial performance and business operations.

The RBS Group's borrowing costs and its access to the debt capital markets depend significantly on its and the United Kingdom Government's credit ratings.
The company and other RBS Group members have been subject to a number of downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of the company or one of its principal subsidiaries (particularly the Royal Bank) would further increase its borrowing costs, require the RBS Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the RBS Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of the United Kingdom Government ownership and support provided to the RBS Group through HM Treasury's guarantee scheme (announced by the United Kingdom Government on 8 October 2008) (the "Credit Guarantee Scheme"), any downgrade in the United Kingdom Government's credit ratings could adversely affect the RBS Group's own credit ratings and may have the effects noted above. All credit rating agencies have reaffirmed the United Kingdom Government's AAA rating, although S&P changed its outlook to "negative" on 21 May 2009. Fitch reaffirmed the United Kingdom Government's stable outlook on 31 July 2009 and Moody's reiterated the United Kingdom Government's stable outlook on 26 October 2009. Credit ratings of the company, the Royal Bank, ABN AMRO Holding N.V. ("ABN AMRO"), The Royal Bank of Scotland N.V., Ulster Bank and Citizens are also important to the RBS Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the company's long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the RBS Group's access to liquidity and competitive position, increase its funding costs and have a negative impact on the RBS Group's earnings and financial condition or result in a loss of value in the Securities.

The RBS Group's business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements.
Effective management of the RBS Group's capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The RBS Group is required by regulators in the United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the RBS Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the issuance of the £25.5 billion of B shares, the grant of the Contingent Subscription and the previous placing and open offers was to allow the RBS Group to strengthen its capital position. The FSA's recent liquidity policy statement articulates that firms must hold sufficient eligible securities to survive a liquidity stress and this will result in banks holding a greater amount of government securities, to ensure that these institutions have adequate liquidity in times of financial stress.

In addition, on 17 December 2009, the Basel Committee on Banking Supervision (the "Basel Committee") proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled "Strengthening the resilience of the banking sector". If the proposals made by the Basel Committee are implemented, this could result in the RBS Group being subject to significantly higher capital requirements. The proposals include: (a) the build-up of a counter-cyclical capital buffer in excess of the regulatory minimum capital requirement, which is large enough to enable the RBS Group to remain above the minimum capital requirement in the face of losses expected to be incurred in a feasibly severe downturn; (b) an increase in the capital requirements for counterparty risk exposures arising from derivatives, repo-style transactions and securities financing transactions; (c) the imposition of a leverage ratio as a supplementary measure to the existing Basel II risk-based measure; (d) the phasing out of hybrid capital instruments as Tier 1 capital and the requirement that the predominant form of Tier 1 capital must be common shares and retained earnings; and (e) the imposition of global minimum liquidity standards that include a requirement to hold a stock of unencumbered high quality liquid assets sufficient to cover cumulative net cash outflows over a 30-day period under a prescribed stress scenario. The proposed reforms are subject to a consultative process and an impact assessment and are not likely to be implemented before the end of 2012. The Basel Committee will also consider appropriate transition and grandfathering arrangements.

These and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates may require the RBS Group to raise additional Tier 1, Core Tier 1 and Tier 2 capital by way of further issuances of securities, including in the form of ordinary shares or B shares and could result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards the RBS Group's regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital could have a number of negative consequences for the company and its shareholders, including impairing the company's ability to pay dividends on or make other distributions in respect of ordinary shares and diluting the ownership of existing shareholders of the company. If the RBS Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposition of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group. In addition, pursuant to the State aid approval, should the RBS Group's Core Tier 1 capital ratio decline to below 5 per cent. at any time before 31 December 2014, or should the RBS Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the RBS Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. As provided in the Acquisition and Contingent Capital Agreement, the RBS Group would also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6 per cent. or if it would fall below 6 per cent. as a result of such payment.

Any change that limits the RBS Group's ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
Under IFRS, the RBS Group recognises at fair value: (i) financial instruments classified as "held-for-trading" or "designated as at fair value through profit or loss"; (ii) financial assets classified as "available-for-sale"; and (iii) derivatives. Generally, to establish the fair value of these instruments, the RBS Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the RBS Group's internal valuation models require the RBS Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the RBS Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the RBS Group's earnings and financial condition. Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the RBS Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a negative effect on the RBS Group's results of operations and financial condition or result in a loss of value in the Securities.

The RBS Group operates in markets that are highly competitive and consolidating. If the RBS Group is unable to perform effectively, its business and results of operations will be adversely affected
Recent consolidation among banking institutions in the United Kingdom, the United States and throughout Europe is changing the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the United States and United Kingdom markets from other European and Asian countries, could increase competitive pressures on the RBS Group.

In addition, certain competitors may have access to lower cost funding and/or be able to offer retail deposits on more favourable terms than the RBS Group and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, the RBS Group's competitors may be better able to attract and retain clients and talent, which may have a negative impact on the RBS Group's relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the RBS Group operates. Although, at present, it is difficult to predict what the effects of this increased government ownership and involvement will be or how they will differ from jurisdiction to jurisdiction, such involvement may cause the RBS Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the RBS Group and the compensation structure and restrictions imposed on the RBS Group may also have an impact on its ability to compete effectively. Since the markets in which the RBS Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the RBS Group's business, margins, profitability and financial condition or result in a loss of value in the Securities.

As a condition to HM Treasury support, the company has agreed to certain undertakings which may serve to limit the RBS Group's operations
Under the terms of the First Placing and Open Offer, the company provided certain undertakings aimed at ensuring that the subscription by HM Treasury of the relevant ordinary shares and preference shares and the RBS Group's participation in the Credit Guarantee Scheme offered by HM Treasury as part of its support for the United Kingdom banking industry are compatible with the common market under EU law. These undertakings include (i) supporting certain initiatives in relation to mortgage lending and lending to SMEs until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the RBS Group's balance sheet. Under the terms of the placing and open offer undertaken by the company in April 2009, the RBS Group's undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the United Kingdom. Pursuant to these arrangements, the company agreed to make available to creditworthy borrowers on commercial terms, £16 billion above the amount the company had budgeted to lend to United Kingdom businesses and £9 billion above the amount the company had budgeted to lend to United Kingdom homeowners in the year commencing 1 March 2009.

In relation to the 2009 commitment period, which ended on 28 February 2010, the RBS Group's net mortgage lending to UK homeowners was £12.7 billion above the amount it had originally budgeted to lend. In relation to its business lending commitment, the RBS Group achieved £60 billion of gross new lending to businesses, including £39 billion to SMEs but, in the economic environment prevailing at the time, many customers were strongly focused on reducing their borrowings and repayments consequently increased. Moreover, the withdrawal of foreign lenders was less pronounced than anticipated, there was a sharp increase in capital market issuance and demand continued to be weak. As a result, the RBS Group's net lending did not reach the £16 billion targeted.

In March 2010, the company agreed with the United Kingdom government certain adjustments to the lending commitments for the 2010 commitment period (the 12 month period commencing 1 March 2010), to reflect expected economic circumstances over the period. As part of the amended lending commitments, the company has committed, among other things, to make available gross new facilities, drawn or undrawn, of £50 billion to UK businesses in the period 1 March 2010 to 28 February 2011. In addition, the company has agreed with the United Kingdom government to make available £8 billion of net mortgage lending in the 2010 commitment period. This is a decrease of £1 billion on the net mortgage lending target that previously applied to the 2010 commitment period which ends on 28 February 2011, to reflect that the mortgage lending commitment for the 2009 commitment period was increased from £9 billion to £10 billion.

The RBS Group has also agreed to certain other commitments, which are material for the structure of the RBS Group and its operations, under the State aid restructuring plan approved by the European Commission in relation to State aid.

In addition, the RBS Group, together with HM Treasury, has agreed with the European Commission a prohibition on the making of discretionary dividends (including on preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period from a date commencing no later than 30 April 2010 (which the RBS Group has subsequently announced shall be 30 April 2010). It is possible that the RBS Group may, in future, be subject to further restrictions on payments on such hybrid capital instruments, whether as a result of undertakings given to regulatory bodies, changes to capital requirements such as the proposals published by the Basel Committee on 17 December 2009 or otherwise. The RBS Group has also agreed to certain other undertakings in the Acquisition and Contingent Capital Agreement.

The undertakings described above may serve to limit the RBS Group's operations.

The RBS Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.
The RBS Group's ability to implement its strategy depends on the ability and experience of its senior management, which may include directors, and other key employees. The loss of the services of certain key employees, particularly to competitors, could have a negative impact on the RBS Group's business. The RBS Group's future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of Government funding (such as the company). The RBS Group has made a commitment to comply with the FSA Remuneration Code. These rules came into force on 1 January 2010 and are in line with the agreement reached by the G-20, setting global standards for the implementation of the Financial Stability Board's remuneration principles. The RBS Group agreed that it will be at the leading edge of implementing the G-20 principles and granted UK Financial Investments Limited ("UKFI") consent rights over the shape and size of its aggregate bonus pool for the 2009 performance year. The level of the 2009 bonus pool and the deferral and claw-back provisions implemented by the RBS Group may impair the ability of the RBS Group to attract and retain suitably qualified personnel in various parts of the RBS Group's businesses.

The RBS Group is also altering certain of the pension benefits it offers to staff. Some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy. In addition to the effects of such measures on the RBS Group's ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the RBS Group at a significant competitive disadvantage and prevent the RBS Group from successfully implementing its strategy, which could have a material adverse effect on the RBS Group's financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of the RBS Group's employees in the United Kingdom, continental Europe and other jurisdictions in which the RBS Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the RBS Group and a breakdown of these relationships could adversely affect the RBS Group's business, reputation and results. As the RBS Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its expected restructuring plans), it faces increased risk in this regard and there can be no assurance that the RBS Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the RBS Group may experience strikes or other industrial action from time to time, which could have a material adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the RBS Group's businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the RBS Group conducts its business and on its results of operations and financial condition.
The RBS Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including recent nationalisations in the United States, the United Kingdom and other European countries. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBS Group's participation in government or regulator-led initiatives), the RBS Group expects to face greater regulation in the United Kingdom, the United States and other countries in which it operates, including throughout the rest of Europe. Compliance with such regulations may increase the RBS Group's capital requirements and costs and have an adverse impact on how the RBS Group conducts its business, on the products and services it offers, on the value of its assets and on its results of operations and financial condition or result in a loss of value in the Securities.

Other areas where governmental policies and regulatory changes could have an adverse impact include, but are not limited to:

- the monetary, interest rate, capital adequacy, liquidity, balance sheet leverage and other policies of central banks and regulatory authorities;
- general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the RBS Group operates, increase the costs of doing business in those markets or result in a reduction in the credit ratings of the company or one of its subsidiaries;
- changes to financial reporting standards;
- changes in regulatory requirements relating to capital and liquidity, such as limitations on the use of deferred tax assets in calculating Core Tier 1 and/or Tier 1 capital, or prudential rules relating to the capital adequacy framework;
- other general changes in the regulatory requirements, such as the imposition of onerous compliance obligations, restrictions on business growth or pricing, new levies or fees, requirements in relation to the structure and organisation of the RBS Group and requirements to operate in a way that prioritises objectives other than shareholder value creation;
- changes in competition and pricing environments;
- further developments in financial reporting, corporate governance, corporate structure, conduct of business and employee compensation;
- differentiation among financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees, including requirements for the entire RBS Group to accept exposure to the risk of any individual member of the RBS Group, or even third party participants in guarantee schemes, failing;
- implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes;
- transferability and convertibility of currency risk;
- expropriation, nationalisation and confiscation of assets;
- changes in legislation relating to foreign ownership; and
- other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the RBS Group's products and services.

The RBS Group's results have been and could be further adversely affected in the event of goodwill impairment.
The RBS Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the RBS Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the RBS Group's cash generating units are affected by market conditions and the performance of the economies in which the RBS Group operates. Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group's income statement, although it has no effect on the RBS Group's regulatory capital position.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
The RBS Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the liabilities of the RBS Group's various defined benefit pension schemes which are long term in nature will exceed the schemes' assets, as a result of which the RBS Group is required or chooses to make additional contributions to the schemes. The schemes' assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios and returns from them may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the RBS Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the RBS Group has voluntarily made such contributions. Given the current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the RBS Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have a negative impact on the RBS Group's capital position, results of operations or financial condition or result in a loss of value in the Securities. The next funding valuation of the RBS Group's major defined benefit pension plan, The Royal Bank of Scotland Group Pension Fund, will take place with an effective date of 31 March 2010.

The RBS Group is and may be subject to litigation and regulatory investigations that may impact its business.
The RBS Group's operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the RBS Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the EU, the United States and other jurisdictions, including class action litigation and review by the European Commission under State aid rules. Furthermore, the RBS Group, like many other financial institutions, has come under greater regulatory scrutiny over the last year and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the RBS Group's operations or result in a material adverse effect on the RBS Group's reputation or results of operations or result in a loss of value in the Securities. For details about certain litigation and regulatory investigations in which the Group is involved, see Note 28 on the financial statements.

Operational risks are inherent in the RBS Group's operations.
The RBS Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The RBS Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the RBS Group's suppliers or counterparties. Although the RBS Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the RBS Group. Any weakness in

these systems or controls, or any breaches or alleged breaches of applicable laws or regulations, could have a materially negative impact on the RBS Group's business, reputation and results of operations and the price of any Securities. Notwithstanding anything contained in this risk factor, it should not be taken as implying that the company will be unable to comply with its obligations as a company with securities admitted to the Official List of the United Kingdom Listing Authority nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

The RBS Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.
The RBS Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the RBS Group would reduce the RBS Group's profitability. Revisions to tax legislation or to its interpretation might also affect the RBS Group's results in the future.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group.
UKFI manages HM Treasury's shareholder relationship with the company. Although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the RBS Group's remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the company for the benefit of its members as a whole.

The RBS Group's operations have inherent reputational risk.
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the RBS Group's business. Negative public opinion can result from the actual or perceived manner in which the RBS Group conducts its business activities, from the RBS Group's financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the RBS Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The RBS Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the United Kingdom and in other jurisdictions, the RBS Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the United Kingdom, the Financial Services Compensation Scheme (the "Compensation Scheme") was established under the FSMA and is the United Kingdom's statutory fund of last resort for customers of authorised financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorised by the FSA, including the RBS Group. In the event that the Compensation Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the RBS Group may have a material impact on its results of operations and financial condition. As at 31 December 2009, the RBS Group has a provision of £135 million for its share of Compensation Scheme management expenses levies for the 2009/10 and 2010/11 Compensation Scheme years.

In addition, to the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the RBS Group may make further provisions and may incur additional costs and liabilities, which may negatively impact its financial condition and results of operations or result in a loss of value in the Securities.

The RBS Group's business and earnings may be affected by geopolitical conditions.
The performance of the RBS Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the United Kingdom, the United States and other countries in Europe and Asia. For example, the RBS Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the RBS Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower's ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the RBS Group's business.

The restructuring proposals for ABN AMRO are complex and may not realise the anticipated benefits for the RBS Group.
The restructuring plan in place for the integration and separation of ABN AMRO into and among the businesses and operations of the Consortium Members is complex, involving substantial reorganisation of ABN AMRO's operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the RBS Group's businesses continues. As part of this reorganisation, on 6 February 2010, the businesses of ABN AMRO acquired by the Dutch State were legally demerged from the ABN AMRO businesses acquired by the RBS Group and were transferred into a newly established holding company, ABN AMRO Bank N.V. This holding company remains within the ABN AMRO Group until it is transferred to a new holding company that is to be established by the Dutch State, which is expected to take place in the first half of 2010 and is subject to the approval of the Dutch Central Bank.

The RBS Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. The occurrence of any of these events, including as a result of staff losses or performance issues, or as a result of further disposals or restructurings by the RBS Group, may have a negative impact on the RBS Group's financial condition and results of operations. It is not expected that the Dutch State's acquisition of Fortis Bank Nederland's shares in RFS Holdings B.V. will materially affect the integration benefits envisaged by the RBS Group.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the RBS Group depends on the RBS Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.
In accordance with IFRS, the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the RBS Group for regulatory purposes. Changes in regulatory rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the RBS Group's Core Tier 1 capital ratio. In particular, on 17 December 2009, the Basel Committee published a consultative document setting out certain proposed changes to capital requirements (see risk factor above headed "The RBS Group's business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements"). Those proposals included a requirement that deferred tax assets which rely on future profitability of the RBS Group to be realised should be deducted from the common equity component of Tier 1 and therefore not count towards Tier 1 capital.

Financial summary

Summary consolidated income statement for the year ended 31 December 2009

	2009 £m	2008 £m
Net interest income	3,197	5,397
Fees and commissions receivable	4,079	4,367
Fees and commissions payable	(1,241)	(1,178)
Income/(loss) from trading activities	1,454	(963)
Gain on redemption of own debt	381	—
Other operating income	1,404	81
Non-interest income	6,077	2,307
Total income	9,274	7,704
Operating expenses	(4,006)	(5,202)
Profit before impairment losses	5,268	2,502
Impairment losses	(4,139)	(1,362)
Operating profit before tax	1,129	1,140
Tax credit/(charge)	5	(599)
Profit for the year	1,134	541
Minority interests	—	(93)
Profit attributable to ordinary shareholders	1,134	448

at 31 December	2009 £m	2008 £m
Total assets	350,728	321,219
Loans and advances to customers	164,403	198,267
Deposits	288,896	254,017
Shareholders' equity	14,199	12,135

Operating profit

Operating profit before tax was £1,129 million compared with £1,140 million in 2008. The results reflect an improvement in income from trading activities and lower operating expenses offset by a significant increase in impairment losses, reflecting the continuing deterioration in economic conditions.

Total income

Total income was up 20% to £9,274 million, benefiting from favourable trading conditions, principally in the UK Retail and Global Banking & Markets (GBM) divisions.

Net interest income

Net interest income decreased by 41% to £3,197 million primarily reflecting the pressure on liability margins, with rates on many deposit products at floors in the low interest rate environment and strong competition, particularly for longer term deposits and the build up of the Group's liquidity portfolio.

Non-interest income

Non-interest income increased to £6,077 million from £2,307 million in 2008 largely reflecting the sharp improvement in income from trading activities, as improved asset valuations led to lower credit market losses and GBM benefited from the restructuring of its business to focus on core customer franchises. The Group also recorded a gain of £381 million on a liability management exercise to redeem a number of upper Tier 2 securities.

Other operating income increased to £1,404 million from £81 million in 2008 largely reflecting a substantial increase in dividend income and profit on sale subsidiaries and associates.

Operating expenses

Operating expenses decreased to £4,006 million from £5,202 million. Integration and restructuring costs were £150 million compared with £42 million in 2008. Other operating expenses were £3,856 million compared with £5,160 million in 2008.

Cost:income ratio

The Group's cost:income ratio was 43.2% compared with 67.5% in 2008.

Impairment losses

Impairment losses were £4,139 million compared with £1,362 million in 2008, with Core bank impairments rising by £1,309 million and Non-Core by £1,468 million. In the Core business, the biggest increases were in UK Retail, UK Corporate and Ulster Bank, reflecting the difficult economic environment. Non-Core impairment losses increased substantially, particularly across the corporate and property sectors.

Capital and capital ratios

During the year the Bank issued 935 new ordinary shares of £1 each to the parent company at £1 million per share. Capital ratios at 31 December 2009 were 8.7% (Core Tier 1), 10.1% (Tier 1) and 13.4% (Total).

Balance sheet

Total assets were £350.7 billion at 31 December 2009, 9% higher than total assets of £321.2 billion at 31 December 2008.

Lending to customers, excluding reverse repurchase agreements and stock borrowing, decreased in 2009 by 20% or £38.6 billion to £154.5 billion. Customer deposits, excluding repurchase agreements and stock lending, increased by 8% or £14.2 billion to £190.5 billion.

Risk, capital and liquidity management

On pages 18 to 41 of the Financial review certain information has been audited and is part of the Group's financial statements as permitted by IFRS 7. Other disclosures are unaudited and labelled with an asterisk (*).

Risk, capital and liquidity management are conducted on an overall basis within the RBS Group. Therefore the discussion on risk, capital and liquidity management on pages 18 to 41 refers principally to policies and procedures in the RBS Group that also apply to the Group. Data is also provided for the Bank and its subsidiaries ('the Group'), and the Bank.

Risk, capital and liquidity governance*

Risk, capital and liquidity management strategies are owned and set by the RBS Group's Board of Directors, and implemented by executive management led by the Group Chief Executive. There are a number of committees and executives that support the execution of the business plan and strategy, as set out below. Representation by and interaction between the individual risk disciplines is a key feature of this governance structure, with the aim of promoting cross-risk linkages.


Group Board of Directors
Group Audit Committee
Executive Committee
Board Risk Committee
Executive Credit Group
Executive Risk Forum
Group Asset and Liability Management Committee
Group Risk Committee

Note:
For key changes to the risk, capital and liquidity governance structure, refer to the table overleaf.

* unaudited

The role and remit of these committees is as follows:

Committee	Focus	Membership
Group Audit Committee (GAC)	Financial reporting and the application of accounting policies as part of the internal control and risk assessment process. From a historical perspective, GAC monitors the identification, evaluation and management of all significant risks throughout the Group.	Independent non-executive directors
Board Risk Committee (BRC)	A new committee, formed to provide oversight and advice to the Group Board in relation to current and potential future risk exposures of the Group and future risk strategy. Reports to the Group Board, identifying any matters within its remit in respect of which it considers an action or improvement is needed, and making recommendations as to the steps to be taken. Provides quantitative and qualitative advice to the Remuneration Committee upon the Group Remuneration Policy and the implications for risk management.	At least three independent non-executive directors, one of whom is the Chairman of the Group Audit Committee
Executive Credit Group (ECG)	Formed to replace the Advances Committee and the Group Credit Committee, the ECG decides on requests for the extension of existing or new credit limits on behalf of the Board of Directors which exceed the delegated authorities of individuals throughout the Group as determined by the credit approval grid. The Head of Restructuring and Risk or the Group Chief Credit Officer must be present along with at least one other member to ensure the meeting is quorate.	Group Chief Executive Head of Restructuring and Risk Group Chief Risk Officer Group Chief Credit Officer Chief Executive Officer from each division Group Finance Director
Executive Committee (ExCo)	A newly formed committee responsible for managing Group wide issues and those operational issues material to the broader Group.	Group Chief Executive Business and function heads, as determined by the Group Chief Executive/Board Head of Restructuring and Risk Group Finance Director
Group Risk Committee (GRC)	Recommends limits and approves processes and major policies to ensure the effective management of all material risks across the Group.	Head of Restructuring and Risk Group Chief Risk Officer Group Head of each risk function Group Head of Country Risk Global Head of Risk Architecture Deputy Group Finance Director Chief Operating Officer, RBS Risk Management Chief Executive and Chief Risk Officer from each division
Group Asset and Liability Management Committee (GALCO)	Identifies, manages and controls the Group balance sheet risks.	Group Finance Director Deputy Group Finance Director Head of Restructuring and Risk Chief Executive from each division Group Chief Accountant Group Treasurer and Deputy Group Treasurer Chief Financial Officer, ABN AMRO Director, Group Corporate Finance Director, Group Financial Planning & Analysis Head of Balance Sheet Management, Group Treasury
Executive Risk Forum (ERF)	Acts on all strategic risk and control matters across the Group including, but not limited to, credit risk, market risk, operational risk, compliance and regulatory risk, enterprise risk, treasury and liquidity risk, reputational risk, insurance risk and country risk.	Group Chief Executive Head of Restructuring and Risk Group Chief Risk Officer Group Finance Director Chief Executive Officer from each division

Note:
These committees are supported at a divisional level by a risk governance structure embedded in the businesses.

Risk, capital and liquidity governance* continued

Management responsibilities

All employees have a role to play in the day-to-day management of capital, liquidity and risk which is set and managed by specialist staff in:

- Risk Management: credit risk, market risk, operational risk, regulatory risk, reputational risk, insurance risk and country risk, together with risk analytics; and

- Group Treasury: balance sheet, capital management, intra-group exposure, funding, liquidity and hedging policies.

Independence underpins the approach to risk management, which is reinforced throughout the RBS Group by appropriate reporting lines. Risk Management and Group Treasury functions are independent of the revenue generating business. As part of the move toward greater functional independence, the divisional Chief Risk Officers have a direct reporting line to the Head of Restructuring and Risk as well as to their divisional CEOs.

Group Internal Audit supports the GAC in providing an independent assessment of the design, adequacy and effectiveness of the internal controls relating to risk management.

Risk appetite

Risk appetite is an expression of the maximum level of risk that the RBS Group is prepared to accept in order to deliver its business objectives. Risk and capital management across the RBS Group is based on the risk appetite set by the Board, who ultimately approve annual plans for each division and regularly reviews and monitors the RBS Group's performance in relation to risk.

Risk appetite is defined in both quantitative and qualitative terms as follows:

- Quantitative: encompassing stress testing, risk concentration, VaR, liquidity and credit related metrics; and

- Qualitative: ensuring that the RBS Group applies the correct principles, policies and procedures.

Different techniques are used to ensure that the RBS Group's risk appetite is achieved. The Board Risk Committee considers and recommends for approval by the NatWest Group Board, the RBS Group's risk appetite framework and tolerance for current and future strategy, taking into account the RBS Group's capital adequacy and the external risk environment. The ERF is responsible for ensuring that the implementation of strategy and operations are in line with the risk appetite determined by the Board. This is reinforced through policy and limit frameworks ensuring that all staff within the RBS Group make appropriate risk and reward trade-offs within pre-agreed boundaries.

The annual business planning and performance management processes and associated activities together ensure that the expression of risk appetite remains appropriate. Both GRC and GALCO support this work.


Strategy and high level Risk Appetite
Group Strategy
Strategic Risk Profile
Key Risk Appetite Measures
Risk Limits
Group Board
Board Risk Committee
Executive Risk Forum

Remuneration responsibilities

In August 2009, the Financial Services Authority (FSA) published its Code of Remuneration Practices (the Code). The Code requires the RBS Group to establish, implement and maintain remuneration policies, procedures and practices that promote and are consistent with effective risk management.

The Risk Management function provides input to the Remuneration Committee on the remuneration policy for the RBS Group. Each division is allocated risk objectives as part of the strategic plan and achievement of these objectives is evaluated as part of the annual performance management process.

During 2009 Risk Management provided formal independent 360° feedback for key individuals, reviewing their capability and performance in relation to managing risk. Individuals selected perform roles of significant influence and their activities have, or could have, a material impact on the RBS Group's risk profile.

An annual report on the risk performance of each division, including both qualitative and quantitative information is provided to the Remuneration Committee to allow consideration of adjustments relating to the compensation for the performance year.

* unaudited

Capital*
All disclosures in this section (page 21) are unaudited and are labelled with an asterisk (*).

Capital resources
It is the RBS Group's policy to maintain a strong capital base and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the RBS Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%.

At 31 December 2009, the Group's total RAR was 13.4% (2008 – 14.5%) and the Tier 1 RAR was 10.1% (2008 – 10.1%).
As part of the annual planning and budgeting cycle, each division is allocated capital based upon RWAs and associated regulatory deductions. The budgeting process considers risk appetite, available capital resources, stress testing results and business strategy. The budget is agreed by the Board and allocated to divisions to manage their allocated RWAs.

Group Treasury and GALCO monitor available capital and its utilisation across divisions. GALCO makes the necessary decisions around re-allocation of budget and changes in RWA allocations.

Risk coverage
The main risks facing the NatWest Group are shown below.

Risk type	Definition	Features
Credit risk (including country and political risks)	The risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.	Loss characteristics vary materially across portfolios. Significant correlation between losses and the macroeconomic environment. Concentration risk - potential for large material losses.
	The risk arising from country events.	Country risks correlated with macroeconomic developments. Country vulnerabilities changing structurally in the aftermath of the financial crisis.
Funding and liquidity risk	The risk of being unable to meet obligations as they fall due.	Potential to disrupt the business model and stop normal functions of the Group.
Market risk	The risk that the value of an asset or liability may change as a result of a change in market risk factors.	Potential for large, material losses. Significantly correlated with equity risk and the macroeconomic environment. Potential for losses due to stress events.
Operational risk	The risk of financial, customer or reputational loss resulting from inadequate or failed internal processes or systems; from improper behaviour; or from external events.	Frequent small losses. Infrequent material losses.
Regulatory risk	The risks arising from regulatory changes and enforcement.	Risk of regulatory changes. Compliance with regulations. Potential for fines and/or restrictions in business activities.
Other risk	The risks arising from reputation risk.	Additional regulation can be introduced as a result of other risk losses. Failure to meet expectations of stakeholders.
	Pension risk is the risk that the Group may have to make additional contributions to its defined benefit pension schemes.	Pension risk arises because of the uncertainty of future investment returns and the projected value of schemes' liabilities.

* unaudited

Credit risk

Credit risk is the risk arising from the possibility that the RBS Group will incur losses owing to the failure of customers to meet their financial obligations. The quantum and nature of credit risk assumed in the RBS Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment. Certain disclosures in this section (pages 22 to 27) are unaudited and are labelled with an asterisk (*).

Principles for credit risk management

The key principles for credit risk management in the RBS Group are as follows:

- A credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. Typically, this includes both quantitative and qualitative elements including: the purpose of the credit and sources of repayment; compliance with affordability tests; repayment history; ability to repay; sensitivity to economic and market developments; and risk-adjusted return based on credit risk measures appropriate to the customer and facility type;

- Credit risk authority is specifically granted in writing to individuals involved in the approval of credit extensions. In exercising credit authority, individuals are required to act independently of business considerations and must declare any conflicts of interest;

- Credit exposures, once approved, are monitored, managed and reviewed periodically against approved limits. Lower quality exposures are subject to more frequent analysis and assessment;

- Credit risk management works with business functions on the ongoing management of the credit portfolio, including decisions on mitigating actions taken against individual exposures or broader portfolios;

- Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly and are intended to restore the customer to a satisfactory status and minimise any potential loss to the RBS Group; and

- Stress testing of portfolios is undertaken to assess the potential credit impact of non-systemic scenarios and wider macroeconomic events on the RBS Group's income and capital.

Credit risk organisation

The credit risk function is organised within a divisionally aligned structure to ensure appropriate proximity to the businesses it covers and to develop and provide the specialisation required to manage the associated credit risk. The function comprises a number of activities: credit approval; transaction/customer assessment; policy formulation and development (in the context of the RBS Group-wide policy framework); portfolio reporting; and quantitative portfolio analytics.

In addition to the activities undertaken within divisional functions, an RBS Group-wide credit risk function sets the overall framework and highest level credit risk policy standards; produces RBS Group-wide credit risk portfolio reporting and analysis; and approves credit transactions which exceed divisional credit authority.

The Group Risk Committee (GRC) considers detailed reports of credit risk performance such as monthly risk portfolio performance trend information. The Group Credit Risk Policy Committee, a subcommittee of the GRC, approves material new credit risk policy standards.

For wholesale credit portfolios, an updated RBS Group-wide credit approval and authority framework was introduced in early 2009, replacing the previous structure of credit committees. The authority held by an individual in respect of a particular extension of credit is determined by an RBS Group-wide credit approval grid which links total credit limit amount for a customer group with customer credit quality (expressed as a credit grade) and the individual's credit experience and expertise (which determines the authority level assigned to them). The Executive Credit Group (ECG) considers credit decisions which exceed the delegated authorities of individuals throughout the Group.

Global Restructuring Group (GRG)

GRG manages problem and potential problem exposures in the RBS Group's wholesale credit portfolios. Its primary function is to work closely with the RBS Group's customer facing businesses to support the proactive management of any problem lending. This may include assisting with the restructuring of a customer's business and/or renegotiation of credit.

GRG reports to the Head of Restructuring and Risk and is structured with specialist teams focused on: large corporate cases (higher value, multiple lenders); small and medium size business cases (lower value, bilateral relationships); and recovery/litigations.

Originating business units liaise with GRG upon the emergence of a potentially negative event or trend that may impact a borrower's ability to service its debt. This may be a significant deterioration in some aspect of the borrower's activity, such as trading, where a breach of covenant is likely or where a borrower has missed or is expected to miss a material contractual payment to the RBS Group or another creditor.

On transfer of a relationship to GRG a strategy is devised to:

- Work with the borrower to facilitate changes that will maximise the potential for turnaround of their situation and return them to profitability;

- Define the RBS Group's role in the turnaround situation and assess the risk/return dimension of the RBS Group's participation;

- Return customers to the originating business unit in a sound and stable condition or, if such recovery cannot be achieved, avoid additional losses and maximise recoveries; and

- Ensure key lessons learned are fed back into origination policies and procedures.

Retail collections and recoveries

There are collections and recoveries functions in each of the consumer businesses. Their role is to provide support and assistance to customers who are currently experiencing difficulties meeting their financial obligations. Where possible, the aim of the collections and recoveries teams is to return the customer to a satisfactory position, by working with them to restructure their finances. If this is not possible, the team has the objective of reducing the loss to the RBS Group.

The ongoing investment in collections and recoveries operations has continued in 2009. Investment has increased staffing levels in all collections and recoveries functions, enhanced staff training to improve efficiency and effectiveness as well as upgraded technology and infrastructure.

In the UK and Ireland, the RBS Group has introduced new forbearance policies for customers in financial difficulty based on various government sponsored schemes, customer affordability and prospects. In the US there has been an increase in agreed loan modification programmes, including those sponsored by the US government.

Credit risk framework
The approach taken to managing credit risk varies significantly between wholesale portfolios (loans, and other products giving rise to credit risk, to all but the smaller corporate customers, to financial institutions and to government entities) and retail portfolios (secured and unsecured loans and related products to individuals and small businesses).

Wholesale portfolios
Wholesale risk limits are aggregated at the counterparty level to determine the level of credit approval required and to facilitate consolidated credit risk management.

The credit approval process has two stages, assessment and decision. Credit applications for corporate customers are prepared by relationship managers in the units originating the credit exposures or by the relationship management team with lead responsibility for a counterparty where a customer has relationships with different divisions and business units across the RBS Group. This includes the assignment of risk parameter estimates (probability of default, loss given default and exposure at default) using approved models.

Credit approval authority is discharged by way of a framework of individual delegated authorities that requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the RBS Group-wide authority grid. The level of authority granted to an individual is dependent on their experience and expertise with only a small number of senior executives holding the highest authority provided under the framework.

Daily monitoring of individual counterparty limits is undertaken. For certain counterparties early warning indicators are also in place to detect deteriorating trends of concern in limit utilisation or account performance. A framework is also in place to monitor changes in credit quality at the portfolio level.

As a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions.

Retail portfolios
Retail business operations require a large volume of small scale credit decisions, typically involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising best practice credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These data driven strategies utilise a wide range of credit information relating to a customer including, where appropriate, information across a customer's holdings.

A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher value more complex small business transactions and some residential mortgage applications.

Divisional risk management committees focus on portfolio level decisions which drive credit quality, changes to policy and strategy, and the setting of credit scorecard cut-offs. The divisional risk management committees are also responsible for reviewing ongoing performance of the business and, if necessary, making or recommending adjustments to risk appetite.

Credit risk measurement
Credit risk models are used throughout the RBS Group to support the quantitative risk assessment element of the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the RBS Group can be divided into three categories.

Probability of default/customer credit grade (PD)
These models assess the probability that a customer will fail to make full and timely repayment of their obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle, although certain retail scorecards use longer periods for business management purposes.

- Wholesale businesses: each counterparty is assigned an internal credit grade which is in turn assigned to a default probability range. There are a number of different credit grading models in use across the RBS Group, each of which considers risk characteristics particular to a type of customer. The credit grading models score a combination of quantitative inputs, (for example, recent financial performance) and qualitative inputs (for example, management performance or sector outlook). Scores are then mapped to grades within each model. Grades are calibrated centrally to default probabilities. Obligor grades can, under certain circumstances, be cascaded to other borrowing entities within the obligor group where there is sufficient dependence on the graded entity. The credit grades for sovereign and central bank entities are assigned by a specialist country risk analysis team using a sovereign grading model. This team is independent of the origination function and is comprised of economists. Certain grading models also cover customers or transactions categorised as specialised lending (for example, certain types of investment property and asset finance such as shipping).

- Retail businesses: each customer account is separately scored using models based on the most material drivers of default. In general, scorecards are statistically derived using customer data. Customers are assigned a score which in turn, is mapped to a probability of default. The probability of default is used within the credit approval process and ongoing credit risk management, monitoring and reporting. The probabilities of default are used to group customers into risk pools. Pools are then assigned a weighted average probability of default using regulatory default definitions.

Credit risk continued
Credit risk measurement continued
Exposure at default (EAD)
Facility usage models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. For revolving and variable draw down type products which are not fully drawn, the EAD will typically be higher than the current utilisation. The methodologies used in EAD modelling provide an estimate of potential exposure and recognise that customers may make more use of their existing credit facilities as they approach default.

Counterparty credit risk exposure measurement models calculate the market driven credit risk exposure for products where the exposure is not based solely upon principal and interest due. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent upon one or more underlying market variables such as interest or foreign exchange rates. These models drive internal credit risk activities such as limit and excess management.

Loss given default (LGD)
These models estimate the economic loss that may be experienced – the amount that cannot be recovered – by the RBS Group on a credit facility in the event of default. The RBS Group's LGD models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, plus the cost of collections and a time discount factor for the delay in cash recovery.

Credit risk mitigation
The RBS Group employs a number of structures and techniques to mitigate credit risk:

- Netting of debtor and creditor balances is utilised in accordance with relevant regulatory and internal policies and requires a formal agreement with the customer to net the balances and a legal right of set-off;
- Under market standard documentation net exposure on over-the-counter (OTC) derivative and secured financing transactions is further mitigated by the exchange of financial collateral;
- The RBS Group enhances its position as a lender in a range of transactions, from retail mortgage lending to large wholesale financing, by structuring a security interest in a physical or financial asset;
- Credit derivatives, including credit default swaps, credit linked debt instruments, and securitisation structures are used to mitigate credit risk; and
- Guarantees and similar instruments (for example, credit insurance) from related and third parties are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer, and business strategy. Minimum standards applied across the RBS Group cover:

- General requirements, including acceptable credit risk mitigation types and any conditions or restrictions applicable to those mitigants;
- The maximum loan-to-value (LTV) percentages, minimum haircuts or other volatility adjustments applicable to each type of mitigant including, where appropriate, adjustments for currency mismatch, obsolescence and any time sensitivities on asset values;
- The means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights;
- Acceptable methodologies for the initial and any subsequent valuations of collateral and the frequency with which they are to be revalued (for example, daily in the trading book);
- Actions to be taken in the event the current value of mitigation falls below required levels;
- Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation, for example, any situations where customer default materially impacts the value of a mitigant and applying a haircut or recovery value adjustment which reflects the potential correlation risk;
- Management of concentration risks, for example, setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and
- Collateral management to ensure that credit risk mitigation is legally effective and enforceable.

Credit concentration risk*
The RBS Group defines four key areas of concentration in credit risk that are monitored, reported and managed at both the RBS Group and divisional levels. These are single name, industry/sector, country and product/class. Frameworks to address single name, industry/sector and country concentrations are established and continue to be enhanced and embedded into business processes across the RBS Group. Aspects of the product/asset class framework are in place whilst others will be developed during the course of 2010.

Under the RBS Group's credit approval framework, the required approval level is linked to the size of exposure with exposures above a certain level requiring the highest level of approval, held by a very small number of executives. In addition, the RBS Group's single name concentration framework includes specific approval requirements; additional reporting and monitoring; and the requirement to develop plans to address and reduce excess exposures.

* unaudited

The RBS Group has also developed a more robust approach and framework for managing sector concentrations, a major outcome of which is the regular review of the most material concentrations at the Executive Risk Forum (ERF). These reviews include an assessment of the RBS Group's franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Reviews conclude with specific sector caps and other portfolio strategies to align the RBS Group's exposure profile with its appetite.

Country risk*

Country risk arises from sovereign events (for example, default or restructuring); economic events (for example, contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (for example, convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Losses are broadly defined and include credit, market, liquidity, operational and franchise risk related losses.

Risk elements and impairments

All the disclosures in this section (pages 25 to 27) are audited. The RBS Group classifies impaired assets as either risk elements in lending (REIL) or potential problem loans (PPL). REIL represents non-accrual loans, loans that are accruing but are past due 90 days and restructured loans. PPL represents impaired assets which are not included in REIL, but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

The analyses of risk elements in lending and impairments as discussed below, form a key part of the data provided to senior management on the credit performance of the RBS Group's portfolios.

The table below sets out NatWest Group's loans that are classified as REIL and PPL.

	NatWest Group	
	2009 £m	2008 £m
Loans accounted for on a non-accrual basis (1)	12,915	6,072
Accruing loans which are contractually overdue 90 days or more as to principal interest (2)	1,670	1,000
Total REIL	14,585	7,072
PPL (3)	150	127
Total REIL and PPL	14,735	7,199
REIL and PPL as % of customer loans and advances – gross (4)	9.20%	3.67%

The sub-categories of REIL and PPL are calculated as described in notes 1 to 4 below.

Notes:

(1) All loans against which an impairment provision is held are reported in the non-accrual category.

(2) Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.

(3) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(4) Gross of provisions and excluding reverse repurchase agreements.

Impairment loss provision methodology

Provisions for impairment losses are assessed under three categories:

- Individually assessed provisions: provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantee and other collateral held after being stressed for downside risk. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off;

- Collectively assessed provisions: provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period; and

- Latent loss provisions: provisions held against the impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date. The RBS Group has developed methodologies to estimate latent loss provisions that reflect:

  - Historical loss experience adjusted where appropriate, in the light of current economic and credit conditions; and

  - The period ('emergence period') between an impairment event occurring and a loan being identified and reported as impaired.

Recoverable cash flows are estimated using two parameters: loss given default (LGD) – this is the estimate loss amount, expressed as a percentage, that will be incurred if the borrower defaults; and the probability that the borrower will default (PD).

* unaudited

Credit risk continued

Impairment loss provision methodology continued

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as a coupon period and repayment terms, and the duration of the administrative process required to report and identify an impaired loan as such. Emergence periods vary across different portfolios from two to 225 days. They are based on actual experience within the particular portfolio and are reviewed regularly.

The RBS Group's retail business segment their performing loan books into homogenous portfolios such as mortgages, credit cards or unsecured loans, to reflect their different credit characteristics. Latent provisions are computed by applying portfolio-level LGDs, PDs and emergence periods. The wholesale calculation is based on similar principles but there is no segmentation into portfolios: PDs and LGDs are calculated on an individual basis.

Provision analysis

The RBS Group's consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements.

Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The RBS Group operates a transparent provisions governance framework, setting thresholds to trigger enhanced oversight and challenge.

Impairment charge

The following table shows total impairment losses charged to the income statement.

	NatWest Group	
	2009 £m	2008 £m
New impairment losses	4,187	1,424
less: recoveries of amounts previously written-off	(48)	(62)
Charge to income statement	4,139	1,362
Comprising:		
Loan impairment losses	4,115	1,351
Impairment losses on available-for-sale securities	24	11
Charge to income statement	4,139	1,362

Analysis of loan impairment charge

	NatWest Group	
	2009 £m	2008 £m
Latent loss	588	22
Collectively assessed	1,605	899
Individually assessed (1)	1,915	430
Charge to income statement (1, 2)	4,108	1,351
Charge as a % of customer loans and advances – gross (3)	2.57%	0.69%

Notes:

(1) Excludes loan impairment charge against loans and advances to banks of £7 million (2008 – nil)

(2) Excludes impairment of available-for-sale securities of £24 million (2008 – £11 million)

(3) Gross of provisions and excluding reverse repurchase agreements.

Analysis of loan impairment provisions on loans to customers

	NatWest Group	
	2009 £m	2008 £m
Latent loss	860	280
Collectively assessed	2,616	2,009
Individually assessed (1)	2,189	635
	5,665	2,924
Total provision as a % of customer loans and advances – gross (2)	3.54%	1.49%

Notes:

(1) Excludes provisions of £9 million relating to loans and advances to banks (2008 – £2 million).

(2) Gross of provisions and excluding reverse repurchase agreements.

Provisions coverage

The NatWest Group's provision coverage ratios are shown in the table below.

	NatWest Group 2009 £m	2008 £m
Total provision expressed as a:		
% of REIL	39%	41%
% of REIL and PPL	39%	41%

The coverage ratio of closing provisions to REIL and PPL decreased from 41% to 39% during 2009. The lower coverage ratio reflects amounts written-off and the changing mix from unsecured to secured exposures.

Movement in loan impairment provisions

The following table shows the movement in the provision for impairment losses for loans and advances.

	NatWest Group				
	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2009 £m	2008 £m
At 1 January	637	2,009	280	2,926	2,340
Currency translation and other adjustments	25	(15)	(8)	2	65
Amounts written-off	(237)	(934)	—	(1,171)	(792)
Recoveries of amounts previously written-off	3	45	—	48	62
Charged to the income statement (1)	1,922	1,605	588	4,115	1,351
Unwind of discount	(152)	(94)	—	(246)	(100)
At 31 December (2)	2,198	2,616	860	5,674	2,926

Notes:

(1) Includes charge relating to loans and advances to banks of £7 million (2008 – nil).

(2) Includes closing provisions relating to loans and advances to banks of £9 million (2008 – £2 million).

Balance sheet analysis

All the disclosures in this section (pages 28 to 32) are audited. The following tables provide an analysis of the credit quality and distribution of financial assets by the RBS Group's internal credit quality gradings, geography and industry sector.

Credit quality

	NatWest Group								
2009	Cash and balances at central banks £m	Loans and advances to banks (1) £m	Loans and advances to customers £m	Settlement balances £m	Derivatives £m	Other financial instruments £m	Commitments £m	Contingent liabilities £m	Total £m
AQ1	1,791	12,687	15,238	863	719	26	7,472	1,140	39,936
AQ2	—	7	1,406	40	103	—	787	201	2,544
AQ3	—	412	2,548	204	50	—	2,048	433	5,695
AQ4	14	39	17,110	555	199	—	7,905	956	26,778
AQ5	—	12	32,656	114	390	7	12,612	833	46,624
AQ6	—	3	32,442	—	293	—	10,494	494	43,726
AQ7	—	14	18,586	—	125	—	8,906	297	27,928
AQ8	—	5	9,665	—	51	—	4,961	52	14,734
AQ9	—	—	4,149	—	22	—	1,352	26	5,549
AQ10	—	36	2,535	—	89	—	1,059	64	3,783
Balances with Group companies	—	117,861	14,295	—	2,429	—	—	239	134,824
Accruing past due	—	36	6,532	2,797	—	—	—	—	9,365
Non-accrual	—	9	12,906	—	—	—	—	—	12,915
Impairment provision	—	(9)	(5,665)	—	—	—	—	—	(5,674)
	1,805	131,112	164,403	4,573	4,470	33	57,596	4,735	368,727
2008									
AQ1	1,283	8,742	11,712	866	669	32	10,232	1,208	34,744
AQ2	2	250	1,669	3	49	—	1,583	448	4,004
AQ3	—	687	3,376	46	86	—	2,465	734	7,394
AQ4	—	191	30,875	35	796	—	9,948	843	42,688
AQ5	—	39	34,809	30	668	—	19,981	891	56,418
AQ6	—	21	31,257	118	704	—	6,635	671	39,406
AQ7	—	11	20,141	—	154	—	8,779	315	29,400
AQ8	—	1	9,189	—	40	—	6,810	96	16,136
AQ9	—	—	3,979	—	29	—	1,427	24	5,459
AQ10	—	—	1,992	—	45	—	226	33	2,296
Balances with Group companies	—	54,185	40,970	—	5,655	—	10	—	100,820
Accruing past due	—	—	5,152	3,019	—	—	—	—	8,171
Non-accrual	—	2	6,070	—	—	—	—	—	6,072
Impairment provision	—	(2)	(2,924)	—	—	—	—	—	(2,926)
	1,285	64,127	198,267	4,117	8,895	32	68,096	5,263	350,082

Note:
(1) Excluding items in the course of collection of £2,118 million (2008 – £2,107 million).

Credit quality

	Bank						
2009	Cash and balances at central banks £m	Loans and advances to banks[1] £m	Loans and advances to customers £m	Derivatives £m	Commitments £m	Contingent liabilities £m	Total £m
AQ1	906	830	4,843	221	5,491	889	13,180
AQ2	—	—	507	93	677	179	1,456
AQ3	—	374	1,423	40	1,637	350	3,824
AQ4	—	38	5,797	184	4,765	570	11,354
AQ5	—	5	19,012	338	10,705	638	30,698
AQ6	—	2	16,827	255	9,172	376	26,632
AQ7	—	—	10,229	106	8,185	120	18,640
AQ8	—	—	6,122	32	4,702	22	10,878
AQ9	—	—	1,898	15	1,284	20	3,217
AQ10	—	33	2,155	57	586	19	2,850
Balances with Group companies	—	78,269	14,710	1,559	41	—	94,579
Accruing past due	—	—	3,775	—	—	—	3,775
Non-accrual	—	8	4,362	—	—	—	4,370
Impairment provision	—	(8)	(3,104)	—	—	—	(3,112)
	906	79,551	88,556	2,900	47,245	3,183	222,341

2008	Cash and balances at central banks £m	Loans and advances to banks[1] £m	Loans and advances to customers £m	Derivatives £m	Commitments £m	Contingent liabilities £m	Total £m
AQ1	838	491	6,170	455	4,281	1,026	13,261
AQ2	—	162	1,166	47	1,346	407	3,128
AQ3	—	680	1,327	75	1,752	522	4,356
AQ4	—	186	7,865	419	5,948	610	15,028
AQ5	—	24	18,015	594	16,141	664	35,438
AQ6	—	—	18,554	419	4,186	379	23,538
AQ7	—	7	12,586	105	7,673	175	20,546
AQ8	—	—	6,086	39	5,962	40	12,127
AQ9	—	—	2,691	29	1,289	19	4,028
AQ10	—	—	1,923	44	160	30	2,157
Balances with Group companies	—	19,574	45,062	2,671	37	—	67,344
Accruing past due	—	—	2,216	—	—	—	2,216
Non-accrual	—	—	3,135	—	—	—	3,135
Impairment provision	—	—	(2,103)	—	—	—	(2,103)
	838	21,124	124,693	4,897	48,775	3,872	204,199

Note:
(1) Excluding items in the course of collection of £1,881 million (2008 – £2,022 million).

Balance sheet analysis continued
Debt securities
The tables below analyse debt securities by external ratings, mapped onto the Standard & Poor's rating scale.

	NatWest Group						
2009	UK and US government £m	Other government £m	Bank and building society £m	Asset backed securities £m	Corporate £m	Other £m	Total £m
AAA	12,190	1,642	507	14,493	615	—	29,447
BBB– and above	—	190	353	428	1,088	—	2,059
Non-investment grade	—	23	5	610	408	—	1,046
Unrated	—	5	—	15	59	—	79
	12,190	1,860	865	15,546	2,170	—	32,631
Balances with Group companies	—	—	—	2,158	—	—	2,158
	12,190	1,860	865	17,704	2,170	—	34,789

2008	UK and US government £m	Other government £m	Bank and building society £m	Asset backed securities £m	Corporate £m	Other £m	Total £m
AAA	9,530	1,295	247	19,900	36	—	31,008
BBB– and above	—	111	492	447	3,539	—	4,589
Non-investment grade	—	—	8	151	183	—	342
Unrated	—	—	28	9	15	2	54
	9,530	1,406	775	20,507	3,773	2	35,993

	Bank		
2009	Bank and building society £m	Asset backed securities £m	Total £m
BBB– and above	—	5	5
Balances with Group companies	2,158	—	2,158
	2,158	5	2,163

	Bank		
2008	Other government £m	Asset backed securities £m	Total £m
BBB– and above	34	7	41

Industry risk – geographical analysis

The tables below analyse financial assets by location of office and by industry type.

	NatWest Group					
2009	Loans and advances to banks and customers £m	Securities £m	Derivatives £m	Other(1) £m	Total £m	Netting offset(2) £m
UK	207,448	3,103	2,946	—	213,497	9,785
US	35,565	30,828	269	4,546	71,208	1,369
Europe	55,472	1,513	1,221	60	58,266	—
Rest of the World	4,822	335	34	—	5,191	—
	303,307	35,779	4,470	4,606	348,162	11,154
Central and local government	1,935	8,954	3	164	11,056	1,258
Manufacturing	7,217	191	154	—	7,562	1,743
Construction	6,710	71	50	—	6,831	973
Finance	154,808	25,024	3,301	4,436	187,569	1,619
Service industry and business activities	34,632	1,310	477	—	36,419	4,787
Agriculture, forestry and fishing	3,067	2	9	—	3,078	15
Property	42,160	68	468	—	42,696	758
Individuals:						
Home mortgages	26,393	—	8	—	26,401	—
Other	19,932	—	—	6	19,938	1
Finance leases and instalment credit	271	—	—	—	271	—
Interest accruals	6,182	159	—	—	6,341	—
	303,307	35,779	4,470	4,606	348,162	11,154

2008	Loans and advances to banks and customers £m	Securities £m	Derivatives £m	Other(1) £m	Total £m	Netting offset(2) £m
UK	179,589	2,562	4,955	—	187,106	10,153
US	23,083	32,788	1,589	4,028	61,488	1,612
Europe	60,326	1,770	2,323	116	64,535	—
Rest of the World	4,429	9	28	5	4,471	—
	267,427	37,129	8,895	4,149	317,600	11,765
Central and local government	2,380	8,339	—	35	10,754	1,284
Manufacturing	8,271	59	411	—	8,741	1,891
Construction	9,758	60	114	—	9,932	1,079
Finance	116,193	27,790	6,695	4,113	154,791	1,835
Service industry and business activities	36,352	659	773	1	37,785	5,068
Agriculture, forestry and fishing	3,318	1	12	—	3,331	15
Property	40,605	30	862	—	41,497	593
Individuals:						
Home mortgages	27,265	—	9	—	27,274	—
Other	22,451	—	19	—	22,470	—
Finance leases and instalment credit	286	—	—	—	286	—
Interest accruals	548	191	—	—	739	—
	267,427	37,129	8,895	4,149	317,600	11,765

Notes:

(1) Includes settlement balances of £4,573 million (2008 – £4,117 million).

(2) This column shows the amount by which the NatWest Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the NatWest Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the NatWest Group holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Balance sheet analysis continued

Industry risk – geographical analysis continued

2009	Bank Loans and advances to banks and customers £m	Securities £m	Derivatives £m	Total £m	Netting offset(1) £m
UK	171,848	2,176	2,900	176,924	9,785
US	1	—	—	1	—
Europe	1,251	—	—	1,251	—
	173,100	2,176	2,900	178,176	9,785
Central and local government	1,850	—	3	1,853	1,258
Manufacturing	5,193	—	154	5,347	1,743
Construction	4,404	—	50	4,454	973
Finance	91,721	2,176	1,732	95,629	250
Service industry and business activities	25,186	—	476	25,662	4,787
Agriculture, forestry and fishing	1,854	—	9	1,863	15
Property	23,218	—	468	23,686	758
Individuals:					
Home mortgages	16	—	8	24	—
Other	13,517	—	—	13,517	1
Finance leases and instalment credit	46	—	—	46	—
Interest accruals	6,095	—	—	6,095	—
	173,100	2,176	2,900	178,176	9,785

2008	Loans and advances to banks and customers £m	Securities £m	Derivatives £m	Total £m	Netting offset(1) £m
UK	148,442	47	4,897	153,386	10,153
US	38	—	—	38	—
Europe	1,462	—	—	1,462	—
	149,942	47	4,897	154,886	10,153
Central and local government	2,281	—	—	2,281	1,284
Manufacturing	5,859	—	376	6,235	1,891
Construction	5,187	—	54	5,241	1,079
Finance	69,688	47	3,259	72,994	223
Service industries and business activities	26,236	—	625	26,861	5,068
Agriculture, forestry and fishing	1,911	—	11	1,922	15
Property	23,718	—	563	24,281	593
Individuals:					
Home mortgages	19	—	9	28	—
Other	14,661	—	—	14,661	—
Finance leases and instalment credit	26	—	—	26	—
Interest accruals	356	—	—	356	—
	149,942	47	4,897	154,886	10,153

Note:

(1) This column shows the amount by which the Bank's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Bank a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Bank holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Funding and liquidity risk

All the disclosures in this section (pages 33 to 37) are audited unless indicated otherwise with an asterisk (*).

The RBS Group's liquidity policy is designed to ensure that the RBS Group can at all times meet its obligations as they fall due.

Liquidity management within the RBS Group addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations.

Following a difficult first quarter of 2009, most indicators of stress in financial markets are close to or better than in late 2008. Liquidity conditions in money and debt markets have improved significantly since the beginning of the second quarter of 2009. Contributing to the improvement has been a combination of ongoing central bank and other official liquidity support schemes, guarantee schemes and rate cuts. Signs of underlying macroeconomic trends such as stabilisation of the UK economy, also helped to sustain a recovery in debt markets.

Liquidity risk framework and governance

The RBS Group has an approved risk appetite supported by explicit targets and metrics to control the size and extent of both short-term and long-term liquidity risk. These metrics are reviewed by the Board and Group Asset and Liability Management Committee (GALCO) on a regular basis. The RBS Group uses stress tests to refine and update the risk appetite in light of changing conditions.

The GALCO, chaired by the Group Finance Director, has the responsibility to set RBS Group policy and ensure that it is cascaded and communicated to the business divisions. Group Treasury is the functional area with responsibility for monitoring and control of the RBS Group's funding and liquidity positions.

Group Treasury is supported by a governance process that includes a Liquidity Risk Forum comprising functional areas across the organisation that are responsible for liquidity management, including monitoring through divisional and regional asset and liability committees.

The RBS Group uses funds transfer pricing to ensure the costs of liquidity as well as funding are integrated into the business decision making process.

The RBS Group continues to improve and augment funding and liquidity risk management practices in light of experience of the market over the last two years and of emerging regulatory and industry standards such as the FSA policy statement on strengthening liquidity standards.

Structural management

The RBS Group regularly evaluates its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its policy parameters. The degree of maturity mismatch within the overall long-term structure of the RBS Group's assets and liabilities are managed within internal policy guidelines, aimed at ensuring term asset commitments are funded on an economic basis over their life. In managing its overall term structure, the RBS Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

The RBS Group targets diversification in its funding sources to reduce funding risk. A key source of funds for the RBS Group is its core customer deposits gathered by its retail banking, private client, corporate and Small and Medium Enterprises (SME) franchises. The RBS Group's multi-brand offering and strong client focus is a key part of the funding strategy and continues to benefit the RBS Group's funding position.

The RBS Group also accesses the wholesale funding market to provide additional flexibility in funding sources. The RBS Group has actively sought to manage its liquidity position through improving the duration of short-term wholesale funding, continued diversification of wholesale debt investors and depositors, supplemented by long-term issuance, government guaranteed debt, and a programme of ensuring that assets held are eligible as collateral to access using central bank liquidity schemes.

Cash flow management

The short-term maturity structure of the RBS Group's assets and liabilities is managed daily to ensure that all material or potential cash flow, undrawn commitments and other contingent obligations can be met. The primary focus of the daily management activity is to ensure access to sufficient liquidity to meet cash flow obligations within key time horizons, including out to one month ahead and FSA target horizons such as 90 days.

Potential sources of liquidity include cash inflows from maturing assets, new borrowings or the sale of various debt securities held. Short-term liquidity risk is generally managed on a consolidated basis with liquidity mismatch limits in place for subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the RBS Group's overall liquidity risk position is not compromised.

Volume management

The RBS Group also actively monitors and manages future business volumes to assess funding and liquidity requirements and ensure that the RBS Group operates within risk appetite and metrics set by the Board. This includes management of undrawn commitments, conduits and liquidity facilities within acceptable levels.

Funding and liquidity risk continued

Liquidity reserves

The RBS Group has built up a diversified stock of highly marketable liquid assets including highly rated central government debt that can be used as a buffer against unforeseen impacts on cash flow or in stressed environments. The make up of this portfolio of assets is sub-divided into tiers on the basis of asset liquidity, with haircuts applied to ensure that realistic liquidation values are used in key metrics. This portfolio includes a centrally held buffer against severe liquidity stresses and locally held buffers to meet self sufficiency needs.

Stress testing

The RBS Group performs stress tests to simulate how events may impact its funding and liquidity capabilities. Such tests assist in the planning of the overall balance sheet structure, help define suitable limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations, and feed into the risk appetite and contingency funding plan. The form and content of stress tests are updated where required as market conditions evolve. These stresses include the following scenarios:

- Idiosyncratic stress: an unforeseen, name-specific, liquidity stress, with the initial short-term period of stress lasting for at least two weeks;

- Market stress: an unforeseen, market-wide liquidity stress of three months duration;

- Idiosyncratic and market stress: a combination of idiosyncratic and market stress;

- Rating downgrade: one and two notch long-term credit rating downgrade scenarios; and

- Daily market lockout: no access to unsecured funding and no funding rollovers are possible.

Contingency planning

Contingency funding plans have been developed which incorporate early warning indicators to monitor market conditions. The RBS Group reviews its contingency funding plans in the light of evolving market conditions and stress test results. The contingency funding plans cover: the available sources of contingent funding to supplement cash flow shortages; the lead times to obtain such funding; the roles and responsibilities of those involved in the contingency plans; the communication and escalation requirements when early warning indicators signal deteriorating market conditions; and the ability and circumstances within which the RBS Group accesses central bank liquidity.

Monitoring

Liquidity risk is constantly monitored to evaluate the RBS Group's position having regard to its risk appetite and key metrics. Daily, weekly and monthly monitoring and control processes are in place, which allow management to take appropriate action. Actions taken to improve the liquidity risk include a focus on improving the loan to deposit ratio, issuing longer-term wholesale funding, both guaranteed and unguaranteed, and the size of the conduit commitments. Metrics include, but are not limited to;

Wholesale funding > one year: As the wholesale funding markets have improved over the course of 2009 the RBS Group is better able to manage both its short and longer-term funding requirements and has significantly reduced its reliance on central bank funding.

Loan to deposit ratio: The RBS Group monitors the loan to deposit ratio as a key metric.

Undrawn commitments: The RBS Group has been actively managing down the amount of undrawn commitments that it is exposed to.

Liquidity reserves: The total stock of liquid assets has increased during 2009.

Funding profile

The contractual maturity of on balance sheet assets and liabilities, shown in the tables overleaf, highlight the maturity transformation which underpins the role of banks to lend longer-term but funded predominantly by short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the RBS Group across an extensive retail, wealth and SME customer base, and across a wide geographic network. In practice, the behaviour profile of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity. The RBS Group models the behavioural maturity of liabilities so that it can target a diversified and stable funding base.

The table below analyses the contractual undiscounted cash flows receivable and payable up to a period of twenty years including future receipts and payments of interest of the on balance sheets by contractual maturity.

	NatWest Group					
2009	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity						
Cash and balances at central banks	1,800	—	—	—	—	—
Loans and advances to banks	106,931	3,365	2,695	452	5	—
Debt securities	2,808	420	689	407	33	35
Settlement balances	4,573	—	—	—	—	—
Other financial assets	—	7	—	17	9	—
Total maturing assets	116,112	3,792	3,384	876	47	35
Loans and advances to customers	41,259	21,161	26,155	20,262	28,766	37,996
Total assets	157,371	24,953	29,539	21,138	28,813	38,031
Liabilities by contractual maturity						
Deposits by banks	39,886	2,031	1,103	499	224	5
Debt securities in issue	3,605	1,354	444	408	—	—
Subordinated liabilities	1,946	588	1,160	1,393	4,621	732
Settlement balances and other liabilities	3,744	—	—	—	1	4
Total maturing liabilities	49,181	3,973	2,707	2,300	4,846	741
Customer accounts	203,751	3,094	2,465	1,836	108	20
Total liabilities	252,932	7,067	5,172	4,136	4,954	761
Maturity gap	66,931	(181)	667	(1,424)	(4,799)	(706)
Cumulative maturity gap	66,931	66,750	67,427	66,003	61,204	60,498
Guarantees and commitments notional amount						
Guarantees (1)	2,450	—	—	—	—	—
Commitments (2)	57,199	—	—	—	—	—

2008	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity						
Cash and balances at central banks	1,283	—	—	—	2	—
Loans and advances to banks	48,352	4,334	1,436	684	182	8
Debt securities	525	549	2,017	470	406	61
Settlement balances	4,117	—	—	—	—	—
Other financial assets	2	—	—	10	20	—
Total maturing assets	54,279	4,883	3,453	1,164	610	69
Loans and advances to customers	76,398	22,619	30,507	23,987	36,861	39,120
Total assets	130,677	27,502	33,960	25,151	37,471	39,189
Liabilities by contractual maturity						
Deposits by banks	25,194	3,198	2,046	509	319	4
Debt securities in issue	8,482	3,131	1,185	1,105	445	742
Subordinated liabilities	227	1,536	2,257	824	3,869	2,468
Settlement balances and other liabilities	2,382	—	—	—	4	—
Total maturing liabilities	36,285	7,865	5,488	2,438	4,637	3,214
Customer accounts	171,888	4,319	2,498	1,540	153	24
Total liabilities	208,173	12,184	7,986	3,978	4,790	3,238
Maturity gap	17,994	(2,982)	(2,035)	(1,274)	(4,027)	(3,145)
Cumulative maturity gap	17,994	15,012	12,977	11,703	7,676	4,531

Notes:

(1) The NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The NatWest Group expects most guarantees it provides to expire unused.

(2) The NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Funding and liquidity risk continued

Other contractual cash obligations

The table below summarises the NatWest Group's other contractual cash obligations by payment date.

	NatWest Group					
2009	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	30	85	213	180	333	533
Contractual obligations to purchase goods or services	3	13	5	—	—	—
	33	98	218	180	333	533
2008						
Operating leases	29	85	217	193	368	570
Contractual obligations to purchase goods or services	9	25	7	—	—	—
	38	110	224	193	368	570

	Bank					
2009	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	21	61	153	128	238	394
2008						
Operating leases	21	59	151	135	269	432

Undrawn formal facilities, credit lines and other commitments to lend were £57,199 million (2008 – £67,387 million) for the NatWest Group and £46,930 million (2008 – £48,148 million) for the Bank. While NatWest Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The tables above show the timing of cash inflows and outflows to settle financial assets and liabilities. They have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid unless earlier repayment can be demanded by the reporting entity; financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial asset or liability is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the latest date on which it can repay regardless of early repayment whereas the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the NatWest Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Assets and liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading assets and liabilities – held-for-trading assets and liabilities amounting to £60.0 billion (assets) and £54.0 billion (liabilities) (2008 – £55.7 billion assets, £63.8 billion liabilities) have been excluded from the table in view of their short term nature.

This contractual analysis highlights the maturity transformation of the balance sheet that is fundamental to the structure of banking. In practice, this is not a reflection of the actual behaviour of assets or liabilities. In particular the customer funding of the balance sheet exhibits much greater stability and maturity than the tables indicate. This is because the funding franchise of the NatWest Group is diversified across an extensive retail network.

Wholesale funding breakdown
The table below shows the composition of wholesale funding of the NatWest Group.

	NatWest Group							
	Less than 1 year		1 to 5 years		More than 5 years		Total	
	£m	%	£m	%	£m	%	£m	%
Deposits by banks (1)	39,867	17.5	10,708	61.0	267	1.6	50,842	19.4
Debt securities in issue:								
– Commercial paper	1,701	0.7	—	—	—	—	1,701	0.6
– Certificates of deposits	919	0.4	11	0.1	—	—	930	0.4
– Medium term notes and other bonds	1,358	0.6	1,333	7.5	2,294	13.7	4,985	1.9
– Securitisations	—	—	—	—	3,854	23.1	3,854	1.5
	3,978	1.7	1,344	7.6	6,148	36.8	11,470	4.4
Subordinated debt	937	0.4	443	2.5	7,619	45.6	8,999	3.5
Total wholesale funding	44,782	19.6	12,495	71.1	14,034	84.0	71,311	27.3
Customer deposits (1)	182,799	80.4	5,070	28.9	2,672	16.0	190,541	72.7
	227,581	100.0	17,565	100.0	16,706	100.0	261,852	100.0

Note:
(1) Excluding repurchase agreements and stock lending.

Outlook for 2010*
Whilst there have been improvements in the state of the global economy over the course of 2009, the outlook for 2010 remains uncertain. In line with meeting the objectives of the strategic plan, the RBS Group is actively focusing on closing the customer funding gap, continuing to exit non-core businesses and focusing on reducing undrawn and contingent commitments. This will reduce the absolute need for wholesale funding. In addition, the RBS Group will continue to make progress in terming out its remaining wholesale funding. The RBS Group will continue to reduce reliance on government supported schemes and the state of the markets and economies in which it operates. These strategies will ensure that the RBS Group will be more resilient to any further disruptions in the market and will be better placed to take advantage of favourable trading conditions as they return.

Regulatory environment*
The RBS Group operates in multiple jurisdictions across the globe and is subject to a number of regulatory regimes. The RBS Group's lead regulator is the UK FSA. The liquidity framework applied by the FSA is the Sterling Stock régime. In line with the FSA policy statement PS09/16, the RBS Group will be subject to a new liquidity risk regulatory framework in the future. The RBS Group has been working towards this new framework and will meet the requirements as they come into force.

Market risk
All the disclosures in this section (pages 37 to 41) are audited.

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The RBS Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to VaR, scenario analysis, position and sensitivity analyses.

Measurement
At the RBS Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the RBS Group's VaR assumes a time horizon of one trading day and in June 2009 the RBS Group changed its VaR confidence level from 95% to 99% as it considers this provides greater clarity in respect of more severe potential economic outcomes. The RBS Group's VAR model is based on a historical simulation model utilising data from the previous two years trading results.

The RBS Group continued to update and enhance its market risk management framework during 2009. In addition to the move to a VaR based on a 99% confidence level, the RBS Group has improved and strengthened its market risk limit framework increasing the transparency of market risk taken across the RBS Group's businesses in both the trading and non-trading portfolios.

The RBS Group's market risk appetite is defined within this limit framework which is cascaded down through legal entity, division, business and ultimately trader level market risk limits.

* unaudited

Market risk continued

Measurement continued

The VaR disclosure is broken down into trading and non-trading, where trading VaR relates to the main trading activities of the RBS Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the RBS Group's businesses.

As part of the strategic review, the designation of assets between Core and Non-Core divisions was completed during 2009. As the Non-Core division was not established until conclusion of the strategic review in the first quarter of 2009, constitution of the average, maximum and minimum VaR for Core and Non-Core has been prepared on a best efforts basis as these measures require daily data.

The Group calculates VaR using historical simulation models but does not make any assumption about the nature or type of underlying loss distribution other than implied by history. The methodology uses the previous 500 trading days of market data and calculates both general market risk (the risk due to movement in general market benchmarks) and idiosyncratic market risk (the risk due to movements in the value of securities by reference to specific issuers). The Group VaR should be interpreted in light of the limitations of the methodology used as follows:

- Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the time series horizon. Therefore, events that are more severe than those in the historical data series cannot be predicted;

- VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

- VaR that uses a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

- The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

A 'Risks not in VaR' framework has been developed to address those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, position monitoring, sensitivity limits, triggers or stress limits) are in place.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

Traded portfolios

The primary focus of the RBS Group's trading activities is client facilitation. The RBS Group also undertakes activities within the Core division of the wholesale bank, built around clients in chosen markets, including:

- Market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes.

- Arbitrage – entering into offsetting positions in different, but closely related markets in order to profit from market imperfections.

- Proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions.

Financial instruments held in the RBS Group's trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The RBS Group participates in exchange traded and over-the-counter (OTC) derivatives markets. The RBS Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide daily margins with cash or other security at the exchange, to which the holders look for ultimate settlement.

The RBS Group also buys and sells financial instruments that are traded OTC, rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the RBS Group's customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations.

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 guidance, which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs. When marking to market using a model, the valuation methodologies are reviewed and approved by the market risk function at RBS Group level. Group Risk provides an independent evaluation of the model for transactions deemed by the Group Model Product Review Committee (GMPRC) to be large, complex and/or innovative. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

The VaR for the NatWest Group's trading and non-trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2009 (99%ile)				2008 (99%ile)			
Trading	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	17.6	15.8	25.3	9.8	12.8	20.5	34.7	4.7
Credit spread	47.4	73.4	76.5	12.2	25.3	13.7	43.7	10.6
Currency	0.8	—	9.7	0.1	0.8	2.2	2.4	0.1
Equity	0.5	2.1	2.9	—	0.2	0.1	0.9	—
Commodity	—	—	0.4	—	0.1	—	0.4	—
Diversification		(19.2)				(7.0)		
	49.7	73.2	79.7	24.4	30.5	29.5	47.7	16.0

	2009 (99%ile)				2008 (99%ile)			
Non-trading	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	2.4	2.5	5.2	1.0	1.9	2.0	3.2	0.8
Credit spread	34.5	58.0	59.3	4.2	0.6	4.3	4.4	—
Currency	—	—	0.1	—	—	0.1	1.0	—
Diversification		(1.6)				(1.4)		
	34.9	58.9	60.4	5.0	2.2	5.0	5.3	0.8

Non-trading data above reflects the VaR associated with reclassified assets, money market business and the management of internal funds from within the NatWest Group's businesses.

Back-testing, stress testing and sensitivity analysis

The RBS Group undertakes a programme of daily back-testing, which compares the actual profit or loss realised in trading activity to the VaR estimation. The results of the back-testing process are one of the methods by which the RBS Group monitors the ongoing suitability of its VaR model.

The RBS Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from exceptional, but plausible market events. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the RBS Group's trading portfolios. The RBS Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during historical market events were repeated. Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

Stress testing is also undertaken at key trading strategy level, for those strategies where the associated market risks are not adequately captured by VaR. Stress test exposures are discussed with senior management and are reported to GRC, ERF and the Board. Breaches in the RBS Group's market risk stress testing limits are monitored and reported.

In addition to VaR and stress testing, the RBS Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Model validation governance

Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are all subject to independent review and sign-off. Models are assessed by GMPRC as having either immaterial or material model risk (valuation uncertainty arising from choice of modelling assumptions), the assessment being made on the basis of expert judgement.

Those models assessed by the GMPRC as having material model risk are prioritised for independent quantitative review. Independent quantitative review aims to quantify model risk (i.e. the impact of missing risk factors in the front office model or the possibility that we may be mismarking these products relative to other market participants who may be using an alternative model) by comparing model outputs against alternative independently developed models. The results of independent quantitative review are used by market risk to inform risk limits and by finance to inform reserves. Governance over this process is provided by GMPRC, a forum which brings together front office quantitative analysts, market risk, finance and QuaRC (Quantitative Research Centre, RBS Group Risk's independent quantitative model review function). Risk (market risk, incremental default risk, counterparty credit risk) models are developed both within business units and by RBS Group functions. Risk models are also subject to independent review and sign-off. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back testing results, other risks not included in the VaR framework and other model performance statistics.

Market risk continued

Risk control

All divisions that are exposed to market risk in the course of their business are required to comply with the requirements of the RBS Group's Market Risk Policy Standards (MRPS). The main risk management tools are delegated authorities, hard limits and discussion triggers, independent model valuation, a robust and efficient risk system and timely and accurate management information.

Limits form part of the dealing authorities and constitute one of the cornerstones of the market risk management framework. Upon notification of a limit breach, the appropriate body must take one of the following actions:

- Instructions can be given to reduce positions so as to bring the RBS Group within the agreed limits;

- A temporary increase in the limit can be granted to persue an agreed short-term strategy; and

- A permanent increase in the limit can be granted if consistent with the strategy and supported by the business and Risk Management.

Non-traded portfolios

Risks in non-traded portfolios mainly arise in retail and commercial banking assets and liabilities and financial investments designated as available-for-sale and held-to-maturity.

Group Treasury is responsible for setting and monitoring the adequacy and effectiveness of management, using a framework that identifies, measures, monitors and controls the underlying risk. GALCO approves the RBS Group's non-traded market risk appetite, expressed as statistical and non-statistical risk limits, which are delegated to the businesses responsible.

Various banking regulators review non-trading market risk as part of their regulatory oversight. As home country regulator, the FSA has responsibility for reviewing non-trading market risk at an RBS Group consolidated level.

The RBS Group is exposed to the following non-traded risks:

Interest Rate Risk in the Banking Book (IRRBB) represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, loans, debt securities, equity shares, deposits, certificates of deposits, loan capital and derivatives. Hedging instruments used to mitigate these risks include related derivatives such as options, futures, forwards and swaps. Interest rate risk arises from the RBS Group's non-trading activities in four principal forms:

- Re-pricing risk – arises from differences in the re-pricing terms of the RBS Group's assets and liabilities;

- Optionality – arises where a customer has an option to exit a deal early;

- Basis risk – arises, for example, where liabilities, the interest on which is linked to LIBOR, is used to fund assets bearing interest linked to the base rate; and

- Yield curve risk – arises as a result of non-parallel changes in the yield curve.

It is the RBS Group's policy to minimise the sensitivity to changes in interest rates in its retail and commercial businesses and, where interest rate risk is retained, to ensure that appropriate resources, measures and limits are applied.

Non-trading interest rate risk is calculated in each business on the basis of establishing the re-pricing behaviour of each asset, liability and off-balance sheet product. For many retail and commercial products, the actual interest rate re-pricing characteristics differ from the contractual re-pricing. In most cases, the re-pricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the re-pricing maturity is determined by the stability of the portfolio. The re-pricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

Non-trading interest rate exposures are controlled by limiting re-pricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long-term are measured and controlled using a version of the same VaR methodology that is used for the RBS Group's trading portfolios. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within VaR limits approved by GALCO, through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the RBS Group's treasury functions. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Foreign Exchange Risk in the Banking Book (FXRBB) represents exposures to changes in the values of current holdings and future cash flows denominated in other currencies. Hedging instruments used to mitigate these risks include foreign currency options, currency swaps, futures, forwards and deposits. Foreign exchange risk results from the RBS Group's investments in overseas subsidiaries, associates and branches in three principal forms:

- Structural foreign currency exposures that arise from net investment in overseas subsidiaries, associates and branches;

- Transactional/commercial foreign currency exposures that arise from mismatches in the currency balance sheet; and

- Foreign currency profit streams.

Equity Risk in the Banking Book (ERBB) is defined as the potential variation in the RBS Group's non-trading income and reserves arising from changes in equity prices/income. This risk may crystallise during the course of normal business activities or in stressed market conditions. Equity positions in the RBS Group's banking book are retained to achieve strategic objectives, support venture capital transactions or in respect of customer restructuring arrangements.

The commercial decision to invest in equity holdings, including customer restructurings, is taken by authorised persons with delegated authority under the RBS Group credit approval framework. Investments or disposal of a strategic nature are referred to the Group Acquisitions and Disposal Committee (ADCo), Group Executive Committee (ExCo) and where appropriate the Board for approval; those involving the purchase or sale by the RBS Group of subsidiary companies also require Board approval, after consideration by ExCo and ADCo.

Structural interest rate risk
Non-trading interest rate VaR for the NatWest Group's retail and commercial banking activities at a 99% confidence level was £45.9 million at 31 December 2009 (2008 – £70.1 million). During 2009, the maximum VaR was £75.4 million (2008 – £70.1 million), the minimum was £45.9 million (2008 – £36.2 million) and the average was £61.5 million (2008 – £44.5 million).

Currency risk
The RBS Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The RBS Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the RBS Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by the Group Asset and Liability Committee. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity, together with the effective portion of foreign exchange differences arising on hedging instruments.

Equity classification of foreign currency denominated preference share issuances means that these shares are recorded on the balance sheet at historic cost. Consequently, these share issuances have the effect of increasing the NatWest Group's structural foreign currency position.

The table below sets out NatWest Group's structural foreign currency exposures.

	NatWest Group						
	2009				2008		
	Net investments in foreign operations £m	Net investment hedges £m	Other related currency borrowings £m	Structural foreign currency exposures £m	Net investments in foreign operations £m	Related currency borrowings £m	Structured foreign currency exposures £m
US dollar	2,465	(227)	—	2,238	4,884	(1,348)	3,536
Euro	4,870	(470)	(1,334)	3,066	3,973	(1,624)	2,349
Swiss franc	937	—	—	937	912	—	912
Other non-sterling	9	(9)	—	—	8	(8)	—
	8,281	(706)	(1,334)	6,241	9,777	(2,980)	6,797

Retranslation gains and losses on NatWest Group's net investments in operations together with those on instruments that qualify and are effective as accounting hedges are recognised in equity. Gains and losses on retranslating related currency borrowings that are not accounting hedges are recorded in profit or loss. Changes in foreign currency exchange rates affect equity in proportion to the structural foreign currency exposure.

At 31 December 2009, a 5% strengthening of foreign currencies would result in a gain of £380 million in equity and a loss of £70 million in profit or loss while a 5% weakening of foreign currencies would result in a loss of £360 million in equity and a gain of £60 million in profit or loss. At 31 December 2008, NatWest Group had no net investment hedge relationships.

These movements offset retranslation effects on the NatWest Group's foreign currency denominated risk weighted assets, reducing the sensitivity of Tier 1 capital ratio to movements in foreign currency exchange rates.

Equity risk
Equity positions are measured at fair value. Fair value calculations are based on available market prices wherever possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The types, nature and amounts of exchange-traded exposures, private equity exposures, and other exposures vary significantly. Such exposures may take the form of listed and unlisted equity shares, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity and Federal Home Loan Stock.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2009.

Business review

Activities

National Westminster Bank Plc (the 'Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc ('the holding company'), which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The 'Group' comprises the Bank and its subsidiary and associated undertakings. Details of the principal subsidiary undertakings and their activities are shown in Note 15 on the accounts. 'RBS Group' comprises The Royal Bank of Scotland Group plc (the 'ultimate holding company') and its subsidiary and associated undertakings.

The financial statements of The Royal Bank of Scotland Group plc can be obtained from Group Secretariat, RBS Gogarburn, Edinburgh EH12 1HQ, the Registrar of Companies or through the Group's website, www.rbs.com

The Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions, is contained in the Financial review on page 3.

Following the conclusion of a strategic review, the RBS Group has realigned its Core divisions, in particular the separation of RBS UK into UK Retail and UK Corporate. A Non-Core division has also been established to manage and run off or dispose of a number of assets and businesses that do not meet the RBS Group's target criteria.

Capital restructuring

Following placing and open offers in December 2008 and April 2009, HM Treasury currently own approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company.

In December 2009, the ultimate holding company issued £25.5 billion of new capital to HM Treasury. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as core tier one capital.

Following the issuance of B shares, HM Treasury's holding of ordinary shares of the ultimate holding company remained at 70.3% although its economic interest rose to 84.4%.

HM Treasury has agreed not to convert its B shares into ordinary shares to the extent that its holding of ordinary shares following the conversion would represent more than 75% of the ultimate holding company's issued ordinary share capital.

Following approval at the General Meeting held on 15 December 2009, the RBS Group joined the Asset Protection Scheme set up by HM Treasury which provides additional protection to the RBS Group's capital ratio and financial position.

The Royal Bank of Scotland plc has entered into an agreement with the Bank under which it has sold credit protection over the exposures held by the Bank and its subsidiaries that are subject to the APS.

Risk factors

The Group's future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Details of the principal risk factors the Group faces are given on pages 4 to 16.

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the financial statements. Details of the Group's critical accounting policies and key sources of accounting judgements are included in the Accounting policies on pages 53 to 61.

The Group's approach to risk management, including its financial risk management objectives and policies and information on the Group's exposure to price, credit, liquidity and cash flow risk is discussed in the risk, capital and liquidity management section of the Financial review on pages 18 to 41.

Financial performance

A review of the Group's performance during the year ended 31 December 2009 and the Group's financial position as at that date is contained in the Financial review on page 17.

Employees

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

As at 31 December 2009, the Bank and its subsidiaries employed 21,800 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts on page 64.

The RBS Group offers an appropriate remuneration and benefits package to all employees which seeks to balance the interests of employees, shareholders and the long-term needs of the businesses and reflects banking bonus reforms.

The RBS Group is committed to leading the way in implementing reforms to bank remuneration as agreed by the G20 in Pittsburgh and is implementing important enhancements in disclosure, deferral and clawback of bonus awards with effect from 1 January 2010 for the performance year 2009. A large amount of focus has been placed on achieving compliance with the emerging regulatory developments on a global scale. This has had a large impact on the RBS Group's culture and changes have affected all levels of the organisation.

Employee learning and development
The RBS Group maintains a strong commitment to creating and providing learning opportunities for all its employees through a variety of personal development and training programmes and learning networks. Employees are encouraged to do voluntary work with community partners.

Employee communication
Employee engagement is encouraged through a range of communication channels, at both a divisional and RBS Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, video, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior RBS Group executives regularly communicate with employees across a range of channels.

Employee consultation
Each year, all RBS Group employees are invited to complete the global employee opinion survey. The survey is confidential and independently managed by Towers Perrin-ISR (now Towers Watson). The survey provides a channel for employees to express their views and opinions about the RBS Group on a range of key issues.

The 2009 survey took place in September 2009 and the final response rate was 87%. This represents over 144,000 employees participating in the survey, from more than 50 countries.

The RBS Group recognises employee representative organisations such as trade unions and work councils in a number of businesses and countries. The RBS Group has two European Employee Forums that provide elected representatives with an opportunity to understand better its European operations. Engagement with its employees and such bodies remains important to the RBS Group.

Diversity and inclusion
The RBS Group renewed its commitment to the principles of diversity and inclusion during 2009. The RBS Group recognises that the diversity of its workforce is a considerable asset to the business and believes that an inclusive environment will enable all employees to develop to their full potential and enable RBS Group to attract and retain the best talent.

The RBS Group already has a range of policies and processes that extend through the employee life-cycle including recruitment, flexible working and support for ill-health and disability-related absence. Diversity performance is monitored and reviewed at RBS Group and divisional executive level. This commitment extends beyond the Group as part of the community support and supplier relationships.

Safety, health and wellbeing
The RBS Group recognises that performance in safety, health and wellbeing adds value to employees and to the RBS Group's businesses, globally. Industry leading expertise, innovative tools, products and services and a practical approach to implementation are combined to ensure improved performance continues to be delivered.

During 2009, the RBS Group continued to focus on compliance, governance and managing risk across all jurisdictions. Enhanced mechanisms were implemented to support the health and wellbeing of employees, particularly given the impact of the economic environment.

Pre-employment screening
The RBS Group has a comprehensive pre-employment screening process to guard against possible infiltration and employee-related fraud for all direct and non-direct staff engaged on RBS Group business.

Corporate sustainability
Sustainability sits at the heart of how the RBS Group is being re-shaped and RBS Group maintains a strong commitment to meeting high standards of environmental, social and ethical responsibility.

Corporate sustainability issues are governed by the Group Corporate Sustainability Committee (GCSC), which was established in 2009. The GCSC is supported by the executive-led Environment Working Group which has representatives from across the RBS Group and reports to the GCSC. The Environment Working Group monitors environmental risk, commercial opportunities, operational impacts and communications and engagement.

The Microfinance Advisory Board comprises senior members from a range of stakeholder groups and provides independent oversight and support for the Microfinance and Supporting Enterprise programmes across the RBS Group's international business.

Throughout the development of 'MoneySense' RBS Group has continuously sought independent counsel. This has now been formalised through the formation of the MoneySense Advisory Board which draws on the skills of independent, impartial experts to provide strategic input to the MoneySense programme.

Further details of the RBS Group's Corporate Sustainability policies are available on www.rbs.com/sustainability and in the annual Corporate Sustainability Report.

Going concern
The directors, having considered the Bank's business activities and financial position discussed in the Financial review and the risk factors set out on pages 4 to 16 and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of the Royal Bank of Scotland Group plc for the year ended 31 December 2009, approved on 24 February 2010, which were prepared on a going concern basis.

Annual report on Form 20-F
An annual report on Form 20-F will be filed with the Securities and Exchange Commission in the US and copies will be available on request from the secretary. Much of the detailed financial information therein is shown in these accounts.

Ordinary share capital
Details of the authorised and issued ordinary share capital at 31 December 2009 are shown in Note 24 on the accounts.

Preference share capital
Details of the authorised and issued preference share capital at 31 December 2009 are shown in Note 24 on the accounts.

Directors
The current members of the Board of directors are shown on page 2.

Colin Buchan, Stephen Hester, Archie Hunter, Joe MacHale and Gordon Pell served throughout the year and to the date of signing of the financial statements.

Philip Hampton was appointed as a director and Chairman-designate on 19 January 2009 and as Chairman on 3 February 2009.

Sir Tom McKillop ceased to be Chairman on 3 February 2009.

Jim Currie, Bill Friedrich, Bud Koch, Janis Kong, Sir Steve Robson, Bob Scott and Peter Sutherland all ceased to be directors on 6 February 2009.

Sandy Crombie was appointed as Senior Independent Director on 1 June 2009.

Guy Whittaker ceased to be a director on 30 September 2009.

Bruce Van Saun was appointed as a director on 1 October 2009.

Philip Scott was appointed as a director on 1 November 2009.

Penny Hughes was appointed as a director on 1 January 2010.

Gordon Pell will retire from the Board on 31 March 2010.

Sandy Crombie, Penny Hughes, Philip Scott and Bruce Van Saun, all of whom have been appointed since the 2009 Annual General Meeting, will offer themselves for election at the forthcoming Annual General Meeting. In addition, Colin Buchan and Joe MacHale will retire and offer themselves for re-election at the Annual General Meeting.

Archie Hunter, who has served as a director since September 2004 and chairman of the Group Audit Committee since April 2005, will retire from the Board at the end of his existing term at the conclusion of the Group's Annual General Meeting in April 2010.

Brendan Nelson will be appointed as a director with effect from 1 April 2010 and will offer himself for election at the forthcoming Annual General Meeting. He will succeed Archie Hunter as chairman of the Group Audit Committee on 28 April 2010.

Group General Counsel and Group Secretary
Miller McLean will retire as Group General Counsel and Group Secretary on 30 April 2010, after 40 years with the Group.

Directors' interests
The interests of the directors in the shares of the ultimate holding company at 31 December 2009 are disclosed in the Report and Accounts of that company. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the Bank or any of the subsidiaries of the Bank during the period from 1 January 2009 to 31 March 2010.

Directors' indemnities
In terms of section 236 of the Companies Act 2006, Qualifying Third Party Indemnity Provisions have been issued by the ultimate holding company to directors, members of the Executive and Management Committees of the Group and FSA Approved Persons.

In terms of Section 236 of the Companies Act 2006, Qualifying Pension Scheme Indemnity Provisions have been issued to all pension trustees of the Group's pension schemes during 2009.

Directors' disclosure to auditors
Each of the directors at the date of approval of this report confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the Bank's auditors are unaware; and

(b) the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the Bank's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Charitable contributions
The total amount given for charitable purposes by the Group during the year ended 31 December 2009 was £3.0 million (2008 – £2.4 million).

Political donations
No EU political donations were made during the year.

Policy and practice on payment of creditors
The Group is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Group's policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2009, the Group's trade creditors represented 30 days (2008 – 30 days) of amounts invoiced by suppliers.

Auditors
The auditors, Deloitte LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte LLP as the Bank's auditor will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Miller McLean
Secretary
31 March 2010

National Westminster Bank Plc
is registered in England No. 929027

Statement of directors' responsibilities

The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 2006 have elected to prepare Bank accounts, for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the Bank. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the bank will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Bank and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Miller McLean
Secretary
31 March 2010

We, the directors listed below, confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Bank and the undertakings included in the consolidation taken as a whole; and
- the Financial review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the Bank and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton
Chairman

Stephen Hester
Group Chief Executive

Bruce Van Saun
Group Finance Director

31 March 2010

Board of directors

Chairman
Philip Hampton

Executive directors
Stephen Hester
Gordon Pell
Bruce Van Saun

Non-executive directors
Colin Buchan
Sandy Crombie
Penny Hughes
Archie Hunter
Joe MacHale
John McFarlane
Arthur 'Art' Ryan
Philip Scott

Independent auditors' report
to the members of National Westminster Bank Plc

We have audited the financial statements of National Westminster Bank Plc (the "Bank") and its subsidiaries (together the "Group") for the year ended 31 December 2009 which comprise the accounting policies, the balance sheets as at 31 December 2009, the consolidated income statement, the consolidated statement of comprehensive income, the statements of changes in equity and the cash flow statements for the year ended 31 December 2009, the related Notes 1 to 39 and the information identified as 'audited', in the Risk, capital and liquidity management section of the Financial Review. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union, as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the Bank's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
As explained more fully in the statement of directors' responsibility, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit the financial statements and the part of in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit on the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: the reasonableness of significant accounting estimates made by the directors in the preparation of the financial statements; whether the accounting policies are appropriate to the circumstances of the Bank and the Group and have been consistently applied and adequately disclosed; and the overall presentation of the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the Bank's affairs as at 31 December 2009 and of the Group's profit for the year then ended;

- the Group and Bank's financial statements have been properly prepared in accordance with IFRS as adopted by the European Union; and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB
As explained in the accounting policies, the Group in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the Group financial statements comply with IFRS as issued by the IASB.

Opinion on other matters prescribed by the Companies Act 2006
In our opinion the information given in the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception
We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the Bank, or returns adequate for our audit have not been received from branches not visited by us; or

- the Bank financial statements are not in agreement with the accounting records and returns; or

- certain disclosures of directors' remuneration specified by law are not made; or

- we have not received all the information and explanations we require for our audit.

Stephen Almond (Senior Statutory Auditor)
for and on behalf of Deloitte LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
31 March 2010

Consolidated income statement

for the year ended 31 December 2009

	Note	2009 £m	2008 £m	2007 £m
Interest receivable		6,451	12,373	12,178
Interest payable		(3,254)	(6,976)	(7,087)
Net interest income	1	3,197	5,397	5,091
Fees and commissions receivable		4,079	4,367	4,226
Fees and commissions payable		(1,241)	(1,178)	(1,036)
Income/(loss) from trading activities		1,454	(963)	(360)
Gain on redemption of own debt		381	—	—
Other operating income		1,404	81	433
Non-interest income	2	6,077	2,307	3,263
Total income		9,274	7,704	8,354
Staff costs – excluding curtailment gains		(1,749)	(1,402)	(1,567)
– pension schemes curtailment gains		544	—	—
Premises and equipment		(407)	(331)	(267)
Other administrative expenses		(2,147)	(2,516)	(2,322)
Depreciation and amortisation		(247)	(237)	(264)
Write-down of goodwill and other intangible assets		—	(716)	—
Operating expenses	3	(4,006)	(5,202)	(4,420)
Profit before impairment losses		5,268	2,502	3,934
Impairment losses	11	(4,139)	(1,362)	(849)
Operating profit before tax		1,129	1,140	3,085
Tax credit/(charge)	6	5	(599)	(768)
Profit for the year		1,134	541	2,317
Profit attributable to:				
Minority interests	23	—	93	89
Ordinary shareholders		1,134	448	2,228
		1,134	541	2,317

The accompanying notes on pages 62 to 118, the accounting policies on pages 53 to 61 and the audited sections of the 'Financial review: Risk, capital and liquidity management' on pages 18 to 41 form an integral part of these financial statements.

Consolidated statement of comprehensive income

for the year ended 31 December 2009

	2009 £m	2008 £m	2007 £m
Profit for the year	1,134	541	2,317
Other comprehensive income:			
Available-for-sale financial assets	43	(51)	2
Cash flow hedges	(42)	(36)	(20)
Currency translation	(795)	1,978	247
Other comprehensive (loss)/income before tax	(794)	1,891	229
Tax	(2)	20	7
Other comprehensive (loss)/income after tax	(796)	1,911	236
Total comprehensive income for the year	338	2,452	2,553
Total comprehensive income recognised in the statement of changes in equity is attributable as follows:			
Minority interests	(41)	105	88
Ordinary shareholders	379	2,347	2,465
	338	2,452	2,553

The accompanying notes on pages 62 to 118, the accounting policies on pages 53 to 61 and the audited sections of the 'Financial review: Risk, capital and liquidity management' on pages 18 to 41 form an integral part of these financial statements.

Balance sheets

at 31 December 2009

	Note	Group 2009 £m	Group 2008 £m	Bank 2009 £m	Bank 2008 £m
Assets					
Cash and balances at central banks	10	1,805	1,285	906	838
Loans and advances to banks	10	133,230	66,234	81,432	23,146
Loans and advances to customers	10	164,403	198,267	88,556	124,693
Debt securities subject to repurchase agreements	26	30,602	33,817	—	—
Other debt securities		4,187	2,176	2,163	41
Debt securities	13	34,789	35,993	2,163	41
Equity shares	14	966	1,129	13	6
Investments in Group undertakings	15	—	—	6,783	7,339
Settlement balances		4,573	4,117	—	—
Derivatives	12	4,470	8,895	2,900	4,897
Intangible assets	16	748	815	380	401
Property, plant and equipment	17	3,300	1,970	837	883
Deferred taxation	21	568	496	—	400
Prepayments, accrued income and other assets	18	1,876	2,018	1,004	674
Total assets		350,728	321,219	184,974	163,318
Liabilities					
Deposits by banks	10	61,433	53,633	21,909	8,536
Customer accounts	10	227,463	200,384	143,025	130,695
Debt securities in issue	10	11,470	17,212	—	15
Settlement balances and short positions	19	16,944	13,091	—	—
Derivatives	12	4,314	8,066	2,506	6,243
Accruals, deferred income and other liabilities	20	3,827	4,032	910	1,407
Retirement benefit liabilities	4	512	1,198	472	982
Deferred taxation	21	285	46	217	—
Subordinated liabilities	22	8,999	10,099	7,105	7,860
Total liabilities		335,247	307,761	176,144	155,738
Minority interests	23	1,282	1,323	—	—
Equity owners	24	14,199	12,135	8,830	7,580
Total equity		15,481	13,458	8,830	7,580
Total liabilities and equity		350,728	321,219	184,974	163,318

The accompanying notes on pages 62 to 118, the accounting policies on pages 53 to 61 and the audited sections of the 'Financial review: Risk, capital and liquidity management' on pages 18 to 41 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 31 March 2010 and signed on its behalf by:

Philip Hampton
Chairman

Stephen Hester
Group Chief Executive

Bruce Van Saun
Group Finance Director

National Westminster Bank Plc
Registration No. 929027

Statements of changes in equity

for the year ended 31 December 2009

	Group			Bank		
	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m
Called-up share capital						
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678
Share premium account						
At 1 January	1,291	1,291	1,291	1,291	1,291	1,291
Ordinary shares issued during the year	935	—	—	935	—	—
At 31 December	2,226	1,291	1,291	2,226	1,291	1,291
Available-for-sale reserve						
At 1 January	(18)	23	18	—	9	31
Unrealised gains/(losses) in the year	78	(54)	87	7	(13)	40
Realised (gains)/losses in the year	(35)	3	(85)	—	—	(72)
Taxation	(9)	10	3	(2)	4	10
At 31 December	16	(18)	23	5	—	9
Cash flow hedging reserve						
At 1 January	30	56	72	(119)	25	42
Amount recognised in equity during the year	(5)	—	—	96	(158)	(9)
Amount transferred from equity to earnings in the year	(37)	(36)	(20)	61	(29)	(13)
Taxation	7	10	4	(45)	43	5
At 31 December	(5)	30	56	(7)	(119)	25
Foreign exchange reserve						
At 1 January	1,900	(66)	(314)	(44)	3	1
Retranslation of net assets	(805)	1,966	248	32	(47)	2
Foreign currency gains on hedges of net assets	51	—	—	—	—	—
At 31 December	1,146	1,900	(66)	(12)	(44)	3
Other reserves						
At 1 January	614	614	486	614	614	486
Redemption of preference shares classified as debt	—	—	128	—	—	128
At 31 December	614	614	614	614	614	614
Retained earnings						
At 1 January	6,640	7,192	6,942	4,160	3,773	2,541
Profit attributable to ordinary shareholders	1,134	448	2,228	(584)	1,387	3,210
Ordinary dividends paid	—	(1,000)	(1,850)	—	(1,000)	(1,850)
Redemption of preference shares classified as debt	—	—	(128)	—	—	(128)
Capital contribution	750	—	—	750	—	—
At 31 December	8,524	6,640	7,192	4,326	4,160	3,773
Shareholders' equity at 31 December	14,199	12,135	10,788	8,830	7,580	7,393
Minority interests						
At 1 January	1,323	1,314	1,012	—	—	—
Currency translation adjustments and other movements	(41)	12	(1)	—	—	—
Profit attributable to minority interests	—	93	89	—	—	—
Dividends paid	—	(94)	(72)	—	—	—
Equity raised	—	70	288	—	—	—
Equity withdrawn and disposals	—	(72)	(2)	—	—	—
At 31 December	1,282	1,323	1,314	—	—	—
Total equity at 31 December	15,481	13,458	12,102	8,830	7,580	7,393
Total comprehensive income recognised in the statement of changes in equity is attributable as follows:						
Minority interests	(41)	105	88	—	—	—
Ordinary shareholders	379	2,347	2,465	(435)	1,187	3,173
	338	2,452	2,553	(435)	1,187	3,173

The accompanying notes on pages 62 to 118, the accounting policies on pages 53 to 61 and the audited sections of the 'Financial review: Risk, capital and liquidity management' on pages 18 to 41 form an integral part of these financial statements.

Cash flow statements

for the year ended 31 December 2009

	Note	Group 2009 £m	Group 2008 £m	Group 2007 £m	Bank 2009 £m	Bank 2008 £m	Bank 2007 £m
Operating activities							
Operating profit/(loss) before tax		1,129	1,140	3,085	(692)	1,866	3,729
Adjustments for:							
Depreciation and amortisation		247	237	264	156	145	177
Write-down of goodwill and other intangible assets		—	716	—	—	45	—
Write-down of investment in subsidiaries		—	—	—	2,281	—	—
Interest on subordinated liabilities		454	509	271	414	432	239
Charge for defined benefit pension schemes		54	2	132	(29)	(65)	83
Pension scheme curtailment gains		(544)	—	—	(358)	—	—
Cash contribution to defined benefit pension schemes		(213)	(154)	(117)	(124)	(78)	(69)
Gain on redemption of own debt		(381)	—	—	(381)	—	—
Elimination of foreign exchange differences		2,063	(5,850)	(464)	421	(1,002)	5
Other non-cash items		3,272	717	(75)	1,449	68	(380)
Net cash inflow/(outflow) from trading activities		6,081	(2,683)	3,096	3,137	1,411	3,784
Changes in operating assets and liabilities		58,112	(22,841)	15,004	46,091	(7,163)	3,999
Net cash flows from operating activities before tax		64,193	(25,524)	18,100	49,228	(5,752)	7,783
Income taxes paid		(1,092)	(331)	(592)	(554)	(290)	(104)
Net cash flows from operating activities	29	63,101	(25,855)	17,508	48,674	(6,042)	7,679
Investing activities							
Sale and maturity of securities		2,253	1,304	560	36	71	19
Purchase of securities		(2,319)	(710)	(2,215)	(2,158)	(69)	(82)
Sale of property, plant and equipment		36	85	678	12	6	326
Purchase of property, plant and equipment		(1,484)	(512)	(328)	(11)	(84)	(135)
Net investment in business interests and intangible assets	30	(31)	23	(159)	(1,924)	(1,000)	403
Net cash flows from investing activities		(1,545)	190	(1,464)	(4,045)	(1,076)	531
Financing activities							
Issue of ordinary shares		935	—	—	935	—	—
Issue of subordinated liabilities		1,000	2,749	634	1,000	2,700	—
Proceeds of minority interests issued		—	70	288	—	—	—
Capital contribution		750	—	—	750	—	—
Repayment of subordinated liabilities		(1,250)	—	(403)	(1,052)	—	(381)
Redemption of minority interests		—	(72)	(2)	—	—	—
Dividends paid		—	(1,094)	(1,922)	—	(1,000)	(1,850)
Interest on subordinated liabilities		(536)	(440)	(274)	(495)	(365)	(244)
Net cash flows from financing activities		899	1,213	(1,679)	1,138	1,335	(2,475)
Effects of exchange rate changes on cash and cash equivalents		(3,010)	8,338	364	(500)	1,381	74
Net increase/(decrease) in cash and cash equivalents		59,445	(16,114)	14,729	45,267	(4,402)	5,809
Cash and cash equivalents at 1 January		50,075	66,189	51,460	20,934	25,336	19,527
Cash and cash equivalents at 31 December	33	109,520	50,075	66,189	66,201	20,934	25,336

The accompanying notes on pages 62 to 118, the accounting policies on pages 53 to 61 and the audited sections of the 'Financial review: Risk, capital and liquidity management' on pages 18 to 41 form an integral part of these financial statements.

1. Presentation of accounts
The accounts are prepared on a going concern basis (see page 44 of the Report of the directors) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the Standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group's financial statements are prepared in accordance with IFRS as issued by the IASB.

IAS 1 (Revised 2007) 'Presentation of Financial Statements' has introduced a number of changes in the format and content of the Group's financial statements including a statement of changes in equity (showing the components of changes in equity for the period) as a primary financial statement and a statement of comprehensive income immediately following the income statement.

The Group has adopted 'Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures)'. These amendments expand the disclosures required about fair value measurement and liquidity risk.

As described in Note 34, the NatWest Group has made changes to the operating segments. The changes do not affect the NatWest Group's results. Comparative data for the operating segments have been restated accordingly. IAS 1 'Presentation of Financial Statements' requires the presentation of a balance sheet as at the beginning of the earliest period when a company applies an accounting policy retrospectively. For the NatWest Group, this balance sheet would be as at 31 December 2007. However, the retrospective accounting for the changes made to the operating segments had no impact on the balance sheet as at 31 December 2007, and therefore that third balance sheet has not been represented in these Consolidated Financial Statements.

The Bank is incorporated in the UK and registered in England. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The Bank accounts are presented in accordance with the Companies Act 2006.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) that are controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary's net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes until the Group ceases to control them through a sale or significant change in circumstances.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer's account monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Accounting policies continued

Card related services: fees from credit card business include:

- Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed;
- Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place; and
- An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy, as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

4. Pensions and other post-retirement benefits
The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Cumulative actuarial gains or losses that exceed 10 per cent of the greater of the assets or the obligations of the scheme are amortised to the income statement over the expected average remaining lives of participating employees. Past service costs are recognised immediately to the extent that benefits have vested; otherwise they are amortised over the period until the benefits become vested.

Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

5. Intangible assets and goodwill
Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill, being the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired, is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet category 'Intangible assets' and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

6. Property, plant and equipment
Items of property, plant and equipment (except investment property – see accounting policy 8) are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives.

The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

7. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

9. Foreign currencies
The Group's consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date.

Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in profit or loss on its disposal.

10. Leases
Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6).

11. Provisions
The Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when the Group has a constructive obligation to restructure. An obligation exists when the Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to implement the plan or announcing its main features.

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the obligations under it exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

Contingent liabilities are possible obligations arising from past events whose existence will be confirmed only by uncertain future events or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

12. Taxation
Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

13. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

The Group has designated financial assets as at fair value through profit or loss principally where the assets are economically hedged by derivatives and fair value designation eliminates the measurement inconsistency that would arise if the assets were carried at amortised cost or classified as available-for-sale.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables, are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Reclassifications – held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments. Reclassifications are made at fair value. This fair value becomes the asset's new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial instruments are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

14. Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For portfolios that are collectively assessed for impairment, the timing of write off principally reflects historic recovery experience for each portfolio. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write offs will be prompted by bankruptcy, insolvency, restructuring and similar events. Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

15. Financial liabilities
On initial recognition financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost.

Held for trading – a financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

The principal categories of financial liabilities designated as at fair value through profit or loss are structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

Amortised cost – all other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

16. Financial guarantee contracts
Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer's obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with accounting policy 11 Provisions. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

17. Loan commitments
Provision is made for loan commitments, other than those classified as held-for-trading, if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by the Group are classified as held-for-trading and measured at fair value.

18. Derecognition
A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

19. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral received or given is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

20. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and it intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

21. Capital instruments
The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

22. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative's components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognised in profit or loss.

Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge – in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss in equity is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.

23. Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

24. Shares in Group entities

The Bank's investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's Framework for the Preparation and Presentation of Financial Statements. The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2009, gross loans and advances to customers totalled £170,068 million (2008 – £201,191 million) and customer loan impairment provisions amounted to £5,665 million (2008 – £2,924 million).

There are two components to the Group's loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collectively assessed provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). Collectively assessed provisions are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends. Latent loss provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit in excess of 10% of the greater of scheme assets and scheme liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group's pension schemes are set out in Note 4 on the accounts together with the sensitivity of reported amounts to changes in those assumptions. A pension asset of £10 million and a liability of £512 million were recognised in the balance sheet at 31 December 2009 (2008: asset – nil, liability – £1,198 million).

Fair value – financial instruments

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. Gains or losses arising from changes in the fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised.

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) – principally comprise reverse repurchase agreements (reverse repos) and cash collateral.

Debt securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) – deposits measured at fair value principally include repurchase agreements (repos).

Debt securities in issue (held-for-trading and designated as at fair value though profit or loss) – measured at fair value and principally comprise medium term notes.

Short positions (held-for-trading) – arise in dealing and market making activities where debt securities and equity shares are sold which the Group does not currently possess.

Derivatives – these include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions).

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities which are derivatives of the same underlying instrument, fair value is determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. More details about the Group's valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 10 on pages 69 to 80.

Deferred tax

The Group makes provision for deferred tax on short-term and other temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £568 million were recognised as at 31 December 2009 (2008 – £496 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and short-term timing differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections prepared for impairment reviews (see Note 16) indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within eight years. The number of years into the future for which forecast profits should be considered when assessing the recoverability of a deferred tax asset is a matter of judgment. A period of eight years is underpinned by the Group's business projections, its history of profitable operation and the continuing strength of its core business franchises. The Group's cumulative losses are principally attributable to the recent unparalleled market conditions. Deferred tax assets of £26 million (2008 – £17 million) have not been recognised in respect of tax losses carried forward in jurisdictions where doubt exists over the availability of future taxable profits.

Accounting developments

International Financial Reporting Standards

The International Accounting Standards Board (IASB) published a revised IFRS 3 'Business Combinations' and related revisions to IAS 27 'Consolidated and Separate Financial Statements' following the completion in January 2008 of its project on the acquisition and disposal of subsidiaries. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009 but both standards may be adopted together for accounting periods beginning on or after 1 July 2007. These changes will affect the Group's accounting for future acquisitions and disposals of subsidiaries.

The IASB issued amendments to a number of standards in April 2009 as part of its annual improvements project. The amendments are effective for annual periods beginning on or after 1 July 2009 and are not expected to have a material effect on the Group or the Bank.

The IASB issued an amendment, 'Group Cash-settled Share-based Payment Transactions', to IFRS 2 'Share-based Payment' in June 2009 that will change the accounting for share awards by permitting accounting for equity settlement only by entities that either grant awards over their own equity or have no obligation to settle a share-based payment transaction. The amendment is effective for annual periods beginning on or after 1 January 2010 and is not expected to have a material effect on the Group or the Bank.

The IASB published an amendment 'Classification of Rights Issues' to IAS 32 'Financial Instruments: Presentation' and consequential revisions to other standards in October 2009 to improve the accounting for issues of equity for consideration fixed other than in the reporting entity's functional currency. The amendment is effective for annual periods beginning on or after 1 February 2010 but it may be adopted earlier. It is not expected to have a material affect on the Group or the Bank.

The IASB reissued IAS 24, 'Related Party Disclosures', in November 2009 clarifying the existing standard and to provide certain exemptions for entities under government control. The revised standard is effective for annual periods beginning on or after 1 January 2011.

The IASB issued IFRS 9 'Financial Instruments' in November 2009 simplifying the classification and measurement requirements in IAS 39 'Financial Instruments: Recognition and Measurement' in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss. The standard is effective for annual periods beginning on or after 1 January 2013; early application is permitted.

This standard makes major changes to the framework for the classification and measurement of financial assets and will have a significant effect on the Group's financial statements. The Group is assessing this impact which is likely to depend on the outcome of the other phases of IASB's IAS 39 replacement project.

The International Financial Reporting Interpretations Committee (IFRIC) issued interpretation IFRIC 17 'Distributions of Non-Cash Assets to Owners' and the IASB made consequential amendments to IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations' in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit recognised in income. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution. The interpretation is effective for annual periods beginning on or after 1 July 2009, to be adopted at the same time as IFRS 3 'Business Combinations' (revised 2008), and is not expected to have a material effect on the Bank.

The IFRIC issued interpretation IFRIC 18 'Transfers of Assets from Customers' in January 2009. The interpretation addresses the accounting by suppliers for assets received from customers, requiring such assets to be measured at fair value. The interpretation is effective for assets from customers received on or after 1 July 2009 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 19 'Extinguishing Financial Liabilities with Equity Instruments' in December 2009. The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The interpretation, effective for the Group for annual periods beginning on or after 1 January 2011, is not expected to have a material effect on the Group or the Bank.

Notes on the accounts

1 Net interest income

	Group		
	2009 £m	2008 £m	2007 £m
Loans and advances to customers	4,985	10,063	9,422
Loans and advances to banks	1,367	2,125	2,586
Debt securities	99	185	170
Interest receivable	6,451	12,373	12,178
Customer accounts: demand deposits	318	1,413	1,993
Customer accounts: savings deposits	761	1,389	1,218
Customer accounts: other time deposits	603	2,032	1,929
Deposits by banks	837	820	1,045
Debt securities in issue	285	862	683
Subordinated liabilities	454	509	271
Internal funding of trading business	(4)	(49)	(52)
Interest payable	3,254	6,976	7,087
Net interest income	3,197	5,397	5,091

2 Non-interest income

	Group		
	2009 £m	2008 £m	2007 £m
Fees and commissions receivable	4,079	4,367	4,226
Fees and commissions payable	(1,241)	(1,178)	(1,036)
Income/(loss) from trading activities (1)			
Foreign exchange	179	(384)	134
Interest rate	886	(558)	310
Credit	(609)	(18)	(843)
Equities and commodities	998	(3)	39
	1,454	(963)	(360)
Gain on redemption of own debt (2)	381	—	—
Other operating income			
Operating lease and other rental income	61	61	55
Changes in the fair value of securities and other financial assets and liabilities	44	65	74
Changes in the fair value of investment properties	107	2	—
Profit on sale of available-for-sale financial assets	60	17	117
Profit on sale of property, plant and equipment	4	7	189
Profit/(loss) on sale of subsidiaries and associates	384	(31)	—
Dividend income	592	5	14
Share of profits less losses of associates	(27)	(23)	(5)
Other income (3)	179	(22)	(11)
	1,404	81	433

Notes:

(1) The analysis of trading income is based on how the business is organised and the underlying risks managed. Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs.

The types of instruments include:

- Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
- Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
- Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
- Equities and commodities: equities, commodities, equity derivatives, commodity contracts and related hedges and funding.

(2) In April 2009, the Group concluded a series of exchange offers and tender offers with the holders of a number of Tier 1 and Upper Tier 2 securities. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability. Gains on these exchanges, and on the redemption of securities classified as liabilities for cash, totalling £381 million were credited to income.

(3) Other income includes contributions attributable to the Group from activities other than banking.

3 Operating expenses

	Group		
	2009 £m	2008 £m	2007 £m
Wages, salaries and other staff costs	1,590	1,296	1,339
Social security costs	90	86	82
Pension costs			
– defined benefit schemes (see Note 4)	54	2	132
– curtailment gains (see Note 4)	(544)	—	—
– defined contribution schemes	15	18	14
Staff costs	1,205	1,402	1,567
Premises and equipment	407	331	267
Other administrative expenses	2,147	2,516	2,322
Property, plant and equipment (see Note 17)	144	131	109
Intangible assets (see Note 16)	103	106	155
Depreciation and amortisation	247	237	264
Write-down of goodwill and other intangible assets	—	716	—
	4,006	5,202	4,420

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes connected with acquisitions made by the Group.

	Group		
	2009 £m	2008 £m	2007 £m
Staff costs	3	4	7
Premises and equipment	(6)	—	4
Other administrative expenses	12	14	1
Depreciation and amortisation	7	20	31
	16	38	43

Restructuring costs included in operating expenses comprise:

	2009 £m	2008 £m	2007 £m
Staff costs	96	4	—
Premises and equipment	34	—	—
Other administrative expenses	4	—	—
	134	4	—

Notes on the accounts **continued**

The average number of persons employed, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 29,700 (2008 – 32,600; 2007 – 31,200). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group		
	2009	2008	2007
UK Retail	15,700	16,600	15,900
UK Corporate	300	3,200	3,000
Wealth	3,400	3,800	3,600
Global Banking & Markets	2,000	1,200	1,200
Ulster Bank	4,600	5,600	6,100
Core	26,000	30,400	29,800
Non-Core	100	300	400
Business Services	1,300	1,400	1,300
Total	27,400	32,100	31,500
UK	20,500	25,100	23,900
USA	1,900	1,300	1,300
Europe	4,500	5,100	5,800
Rest of the World	500	600	500
Total	27,400	32,100	31,500

4 Pension costs

The Group sponsors a number of pension schemes in the UK and overseas, predominantly defined benefit schemes, whose assets are independent of the Group's finances. The Group's defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006 The Royal Bank of Scotland Group Pension Fund ('Main scheme') has been closed to new entrants.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

The corridor method of accounting permits the Bank to defer recognition of actuarial gains and losses that are within 10% of the larger of the fair value of plan assets and present value of defined benefit obligations of the schemes, on an individual scheme basis, at the reporting date. Any excess variations are amortised prospectively over the average remaining service lives of current members of the schemes.

Interim valuations of the Group's schemes under IAS 19 'Employee Benefits' were prepared to 31 December with the support of independent actuaries, using the following assumptions:

Principal actuarial assumptions at 31 December (weighted average)	Group			Bank		
	2009	2008	2007	2009	2008	2007
Discount rate	5.9%	6.4%	6.0%	5.9%	6.5%	6.0%
Expected return on plan assets	6.2%	7.0%	6.9%	6.2%	7.1%	6.9%
Rate of increase in salaries	1.8%	3.8%	4.4%	1.8%	4.0%	4.5%
Rate of increase in pensions in payment	3.4%	2.6%	3.2%	3.5%	2.7%	3.2%
Inflation assumption	3.4%	2.6%	3.2%	3.5%	2.7%	3.2%

Major classes of plan assets as a percentage of total plan assets	Group			Bank		
	2009	2008	2007	2009	2008	2007
Equity interests	47.1%	58.0%	61.1%	47.6%	59.4%	61.0%
Index-linked bonds	22.7%	17.4%	17.5%	23.7%	18.0%	18.2%
Government fixed interest bonds	0.1%	2.0%	1.7%	—	1.2%	1.2%
Corporate and other bonds	20.2%	18.1%	14.9%	19.7%	18.5%	15.1%
Property	3.5%	4.2%	4.1%	3.5%	3.7%	3.8%
Cash and other assets	6.4%	0.3%	0.7%	5.5%	(0.8%)	0.7%

Ordinary shares of the ultimate holding company with a fair value of £4 million (2008 – £15 million; 2007 – £65 million) are held by the Group's pension schemes together with holdings of other financial instruments issued by the Group with a value of £192 million (2008 – £421 million; 2007 – £606 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	Group			Bank		
	2009	2008	2007	2009	2008	2007
Equities	7.9%	8.4%	8.1%	7.9%	8.4%	8.1%
Index-linked bonds	4.5%	3.9%	4.5%	4.5%	3.9%	4.5%
Government fixed interest bonds	4.3%	4.3%	4.5%	—	3.9%	4.5%
Corporate and other bonds	5.8%	6.1%	5.5%	5.9%	6.1%	5.5%
Property	6.2%	6.0%	6.3%	6.2%	6.1%	6.3%
Cash and other assets	1.3%	3.4%	4.6%	0.5%	2.5%	4.6%

Post-retirement mortality assumptions (Main scheme)	2009	2008	2007
Longevity at age 60 for current pensioners (years):			
Males	27.1	26.1	26.0
Females	29.5	26.9	26.8
Longevity at age 60 for future pensioners (years):			
Males	29.2	28.1	28.1
Females	30.8	28.2	28.2

The allowance for post-retirement mortality has been updated following an analysis of recent experience of pensioners in the main scheme.

4 Pension costs continued

Changes in value of net pension deficit/(surplus)	Group Fair value of plan assets £m	Group Present value of defined benefit obligations £m	Group Net pension deficit/(surplus) £m	Bank Fair value of plan assets £m	Bank Present value of defined benefit obligations £m	Bank Net pension deficit/(surplus) £m
At 1 January 2008	19,513	19,213	(300)	18,575	18,100	(475)
Currency translation and other adjustments	389	450	61	—	—	—
Income statement:						
Expected return	1,338		(1,338)	1,271		(1,271)
Interest cost		1,145	1,145		1,080	1,080
Current service cost		491	491		437	437
Less: direct contributions from other scheme members		(319)	(319)		(332)	(332)
Past service cost		23	23		21	21
	1,338	1,340	2	1,271	1,206	(65)
Actuarial gains and losses	(5,089)	(3,527)	1,562	(4,784)	(3,390)	1,394
Disposal of subsidiaries	—	(3)	(3)	—	—	—
Contributions by employer	154	—	(154)	78	—	(78)
Contributions by other scheme members	306	306	—	319	319	—
Contributions by plan participants	5	5	—	—	—	—
Benefits paid	(660)	(660)	—	(631)	(631)	—
Expenses included in service cost	(24)	(24)	—	(24)	(24)	—
At 31 December 2008	15,932	17,100	1,168	14,804	15,580	776
Unrecognised actuarial gains			30			206
Retirement benefit liabilities at 31 December 2008			1,198			982
Unfunded schemes liabilities included in post-retirement benefit liabilities			29			14

Changes in value of net pension deficit/(surplus)	Group Fair value of plan assets £m	Group Present value of defined benefit obligations £m	Group Net pension deficit/(surplus) £m	Bank Fair value of plan assets £m	Bank Present value of defined benefit obligations £m	Bank Net pension deficit/(surplus) £m
At 1 January 2009	15,932	17,100	1,168	14,804	15,580	776
Currency translation and other adjustments	(52)	(76)	(24)	—	1	1
Income statement:						
Expected return	1,094		(1,094)	1,029		(1,029)
Interest cost		1,073	1,073		1,000	1,000
Current service cost		355	355		300	300
Less: direct contributions from other scheme members		(302)	(302)		(315)	(315)
Past service cost		22	22		15	15
Gains on curtailment		(544)	(544)		(358)	(358)
	1,094	604	(490)	1,029	642	(387)
Actuarial gains and losses	1,076	4,659	3,583	993	4,475	3,482
Transfer from fellow subsidiary	—	17	17	—	—	—
Contributions by employer	213	—	(213)	124	—	(124)
Contributions by other scheme members	405	405	—	414	414	—
Contributions by plan participants	7	7	—	1	1	—
Benefits paid	(802)	(802)	—	(742)	(742)	—
Expenses included in service cost	(20)	(20)	—	(20)	(20)	—
At 31 December 2009	17,853	21,894	4,041	16,603	20,351	3,748
Unrecognised actuarial gains			(3,539)			(3,276)
Retirement benefit liabilities at 31 December 2009			502			472
Unfunded schemes liabilities included in post-retirement benefit liabilities			49			14

Net pension deficit comprises:	Group 2009 £m	Group 2008 £m	Bank 2009 £m	Bank 2008 £m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 18)	(10)	—	—	—
Net liabilities of schemes in deficit	512	1,198	472	982
	502	1,198	472	982

Curtailment gains of £544 million for the Group (£358 million for the Bank) have been recognised in 2009 arising from changes to pension benefits in the Main scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

The Group expects to contribute £470 million (Bank – £414 million) to its defined benefit pension schemes in 2010.

The most recent funding valuation of the main UK scheme, as at 31 March 2007, showed a surplus of assets over liabilities of £0.7 billion. The next valuation is due as at 31 March 2010 and the Group expects this valuation to show that liabilities exceed the value of the assets. Following this valuation, the Group and scheme Trustees will agree the level of contributions to be paid to the scheme. This could result in the amount of contributions payable in 2010 and subsequent years being materially different from the current rates based on the previous valuation.

History of defined benefit schemes	Group 2009 £m	Group 2008 £m	Group 2007 £m	Group 2006 £m	Group 2005 £m	Bank 2009 £m	Bank 2008 £m	Bank 2007 £m	Bank 2006 £m	Bank 2005 £m
Fair value of plan assets	17,853	15,932	19,513	18,213	16,697	16,603	14,804	18,575	17,374	15,914
Present value of defined benefit obligations	21,894	17,100	19,213	20,006	20,174	20,351	15,580	18,100	18,986	19,105
Net (deficit)/surplus	(4,041)	(1,168)	300	(1,793)	(3,477)	(3,748)	(776)	475	(1,612)	(3,191)
Experience gains/(losses) on plan liabilities	165	(73)	(209)	(7)	(55)	135	(55)	(256)	(4)	(41)
Experience gains/(losses) on plan assets	1,076	(5,089)	150	570	1,639	993	(4,784)	163	552	1,556
Actual return on pension schemes assets	2,170	(3,751)	1,392	1,593	2,611	2,022	(3,513)	1,345	1,574	2,486
Actual return on pension schemes assets – %	13.7%	(19.1)%	7.7%	9.6%	18.4%	13.8%	(19.0)%	7.8%	9.9%	18.4%

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions:

	Group Increase/(decrease) in pension cost for the year 2009 £m	2008 £m	Group Increase/(decrease) in obligation at 31 December 2009 £m	2008 £m	Bank Increase/(decrease) in pension cost for the year 2009 £m	2008 £m	Bank Increase/(decrease) in obligation at 31 December 2009 £m	2008 £m
0.25% increase in the discount rate	(27)	(42)	(854)	(754)	(21)	(37)	(790)	(696)
0.25% increase in inflation	58	85	722	686	49	77	654	624
0.25% additional rate of increase in pensions in payment	39	45	483	417	33	41	442	383
0.25% additional rate of increase in deferred pensions	17	8	221	98	16	8	214	94
0.25% additional rate of increase in salaries	11	32	85	190	8	28	66	168
Longevity increase of 1 year	34	34	453	335	29	31	416	302

Notes on the accounts continued

5 Auditors' remuneration

Amounts paid to the Group's auditors for statutory audit and other services are set out below.

	Group 2009 £m	2008 £m
Fees payable for the audit of the Group's annual accounts	1.1	1.1
Fees payable to the auditors and their associates for other services to the Group:		
– The audit of the Bank's subsidiaries pursuant to legislation	1.5	1.6
Total audit fees	2.6	2.7

Fees payable to the Group's auditors for non-audit services are disclosed in the consolidated financial statements of The Royal Bank of Scotland Group plc.

6 Tax

	Group 2009 £m	2008 £m	2007 £m
Current taxation:			
(Credit)/charge for the year	(147)	677	989
Over provision in respect of prior periods	(29)	(164)	(71)
Relief for overseas taxation	—	—	(76)
	(176)	513	842
Deferred taxation:			
Charge/(credit) for the year	253	(4)	(60)
(Over)/under provision in respect of prior periods	(82)	90	(14)
Tax (credit)/charge for the year	(5)	599	768

The actual tax (credit)/charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 28% (2008 – 28.5%; 2007 – 30%) as follows:

	2009 £m	2008 £m	2007 £m
Expected tax charge	316	325	926
Non-deductible goodwill impairment	—	165	—
Other non-deductible items	70	78	52
Non-taxable items:			
– gain on redemption of own debt	(107)	—	—
– other	(203)	(32)	(178)
Taxable foreign exchange movements	(101)	149	(3)
Group relief at non-standard rates	(140)	(16)	94
Foreign profits taxed at other rates	266	(1)	(57)
(Increase)/decrease in deferred tax asset following change in the rate of UK corporation tax	—	(2)	18
Unutilised losses brought forward and carried forward	5	7	1
Adjustments in respect of prior periods	(111)	(74)	(85)
Actual tax (credit)/charge for the year	(5)	599	768

7 Dividends to preference shareholders

	Group 2009 £m	2008 £m	2007 £m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series C	15	12	12
	28	25	25

Note:

(1) In accordance with IAS 32, the Group's preference shares are included in subordinated liabilities and the related finance cost in interest payable.

8 Ordinary dividends

	Group		
	2009 £m	2008 £m	2007 £m
Ordinary dividends paid to the parent company	—	1,000	1,850

9 (Loss)/profit dealt with in the accounts of the Bank

As permitted by section 408(3) of the Companies Act 2006, no income statement or statement of comprehensive income for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders, a loss of £584 million (2008 – £1,387 million profit; 2007 – £3,210 million profit) has been dealt with in the accounts of the Bank.

10 Financial instruments

Classification

The following tables analyse the Group's financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately as non financial assets/liabilities.

	Group							
2009	Held-for-trading £m	Designated as at fair value through profit or loss £m	Available-for-sale £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Finance leases £m	Non financial assets/ liabilities £m	Total £m
Assets								
Cash and balances at central banks	—	—	—	1,805				1,805
Loans and advances to banks (1)	19,772	1,042	—	112,416				133,230
Loans and advances to customers (2)	5,196	—	—	158,944		263		164,403
Debt securities (3)	30,530	13	2,087	2,159				34,789
Equity shares	5	25	936	—				966
Settlement balances	—	—	—	4,573				4,573
Derivatives	4,470	—	—	—				4,470
Intangible assets							748	748
Property, plant and equipment							3,300	3,300
Deferred taxation							568	568
Prepayments, accrued income and other assets	—	—	—	33			1,843	1,876
	59,973	1,080	3,023	279,930		263	6,459	350,728
Liabilities								
Deposits by banks (4)	17,757	—			43,676			61,433
Customer accounts (5, 6)	16,891	2,435			208,137			227,463
Debt securities in issue (7)	—	—			11,470			11,470
Settlement balances and short positions	13,917	—			3,027			16,944
Derivatives	4,314	—						4,314
Accruals, deferred income and other liabilities	—	—			717	5	3,105	3,827
Retirement benefit liabilities							512	512
Deferred taxation							285	285
Subordinated liabilities (8)	1,142	—			7,857		—	8,999
	54,021	2,435			274,884	5	3,902	335,247
Equity								15,481
								350,728

For notes relating to this table refer to page 70

Notes on the accounts continued

10 Financial instruments continued

2008	Held-for-trading £m	Designated as at fair value through profit or loss £m	Available-for-sale £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Finance leases £m	Non financial assets/ liabilities £m	Total £m
	Group							
Assets								
Cash and balances at central banks	—	—	—	1,285				1,285
Loans and advances to banks (1)	11,432	302	—	54,500				66,234
Loans and advances to customers (2)	2,883	—	—	195,080		304		198,267
Debt securities (3)	32,357	21	3,615	—				35,993
Equity shares	109	22	998	—				1,129
Settlement balances	—	—	—	4,117				4,117
Derivatives	8,895	—	—	—				8,895
Intangible assets							815	815
Property, plant and equipment							1,970	1,970
Deferred taxation							496	496
Prepayments, accrued income and other assets	—	—	—	32		—	1,986	2,018
	55,676	345	4,613	255,014		304	5,267	321,219
Liabilities								
Deposits by banks (4)	22,610	—			31,023			53,633
Customer accounts (5, 6)	20,561	2,291			177,532			200,384
Debt securities in issue (7)	75	—			17,137			17,212
Settlement balances and short positions	11,241	—			1,850			13,091
Derivatives	8,066	—						8,066
Accruals, deferred income and other liabilities	—	—			532	5	3,495	4,032
Retirement benefit liabilities							1,198	1,198
Deferred taxation							46	46
Subordinated liabilities (8)	1,224	—			8,875			10,099
	63,777	2,291	—	—	236,949	5	4,739	307,761
Equity								13,458
								321,219

Notes:

(1) Includes reverse repurchase agreements of £7,287 million (2008 – £3,882 million), items in the course of collection from other banks of £2,118 million (2008 – £2,107 million), amounts due from holding company of £116,616 million (2008 – £53,781 million) and amounts due from fellow subsidiaries of £1,243 million (2008 – £404 million).

(2) Includes reverse repurchase agreements of £9,916 million (2008 – £5,202 million) and amounts due from fellow subsidiaries of £14,295 million (2008 – £40,970 million).

(3) Includes treasury bills and similar securities of £1,015 million (2008 – £382 million) and other eligible bills of £253 million (2008 – £54 million).

(4) Includes repurchase agreements of £10,591 million (2008 – £12,027 million), items in the course of transmission to other banks of £649 million (2008 – £545 million), amounts due to holding company of £36,162 million (2008 – £34,401 million) and amounts due to fellow subsidiaries of £8,858 million (2008 – £881 million).

(5) Includes repurchase agreements of £36,922 million (2008 – £23,985 million) and amounts due to fellow subsidiaries of £9,539 million (2008 – £6,741 million).

(6) The carrying amount of other customer accounts designated as at fair value through profit or loss is £17 million greater (2008 – £81 million lower) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(7) Comprises bonds and medium term notes of £8,839 million (2008 – £11,574 million) and certificates of deposit and other commercial paper of £2,631 million (2008 – £5,638 million).

(8) Includes amounts due to holding company of £5,148 million (2008 – £4,293 million).

(9) During 2008 the Group reclassified financial assets from the held-for-trading category into the loans and receivables category (see page 73).

The following tables analyse the Bank's financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately as non financial assets/liabilities.

	Bank						
2009	Held-for-trading £m	Designated as at fair value through profit or loss £m	Available-for-sale £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Non financial assets/ liabilities £m	Total £m
Assets							
Cash and balances at central banks	—	—	—	906			906
Loans and advances to banks (1)	130	940	—	80,362			81,432
Loans and advances to customers (2)	216	—	—	88,340			88,556
Debt securities	—	—	5	2,158			2,163
Equity shares	—	—	13	—			13
Investment in Group undertakings						6,783	6,783
Derivatives	2,900	—	—	—			2,900
Intangible assets						380	380
Property, plant and equipment						837	837
Prepayments, accrued income and other assets	—	—	—	—		1,004	1,004
	3,246	940	18	171,766		9,004	184,974
Liabilities							
Deposits by banks (3)	70	—			21,839		21,909
Customer accounts (4, 5)	1,176	947			140,902		143,025
Derivatives	2,506	—					2,506
Accruals, deferred income and other liabilities	—	—				910	910
Retirement benefit liabilities						472	472
Deferred taxation						217	217
Subordinated liabilities	—	—			7,105		7,105
	3,752	947			169,846	1,599	176,144
Equity							8,830
							184,974

For notes relating to this table refer to page 72

10 Financial instruments continued

2008	Bank							
	Held-for-trading £m	Designated as at fair value through profit or loss £m	Hedging derivatives £m	Available-for-sale £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Non financial assets/liabilities £m	Total £m
Assets								
Cash and balances at central banks	—	—		—	838			838
Loans and advances to banks (1)	111	302		—	22,733			23,146
Loans and advances to customers (2)	302	—		—	124,391			124,693
Debt securities	—	—		41	—			41
Equity shares	—	—		6	—			6
Investment in Group undertakings	—	—		—	—		7,339	7,339
Derivatives	4,897	—	—	—	—			4,897
Intangible assets							401	401
Property, plant and equipment							883	883
Deferred taxation							400	400
Prepayments, accrued income and other assets	—	—		—	—		674	674
	5,310	302	—	47	147,962		9,697	163,318
Liabilities								
Deposits by banks (3)	311	—				8,225		8,536
Customer accounts (4, 5)	500	302				129,893		130,695
Debt securities in issue (6)	—	—				15		15
Derivatives	5,325	—	918					6,243
Accruals, deferred income and other liabilities	—	—				—	1,407	1,407
Retirement benefit liabilities							982	982
Subordinated liabilities (7)	—	—				7,860		7,860
	6,136	302	918	—	—	145,993	2,389	155,738
Equity								7,580
								163,318

Notes:

(1) Includes items in the course of collection from other banks of £1,881 million (2008 – £2,022 million), amounts due from holding company of £78,203 million (2008 – £18,707 million), amounts due from fellow subsidiaries of £9 million (2008 – £534 million) and amounts due from subsidiaries of £57 million (2008 – £333 million).

(2) Includes amounts due from fellow subsidiaries of £12,995 million (2008 – £40,920 million) and amounts due from subsidiaries of £1,715 million (2008 – £4,142 million).

(3) Includes items in the course of transmission to other banks of £467 million (2008 – £532 million), amounts due to holding company of £16,572 million (2008 – £1,259 million), amounts due to fellow subsidiaries of £9 million (2008 – £4,316 million) and amounts due to subsidiaries of £2,365 million (2008 – £295 million).

(4) Includes amounts due to fellow subsidiaries of £9,185 million (2008 – £6,293 million) and amounts due to subsidiaries of £2,152 million (2008 – £3,558 million).

(5) The carrying amount of other customer accounts designated as at fair value through profit or loss is £26 million greater (2008 – £8 million lower) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movement in the period in the credit risk premium payable.

(6) Comprises bonds and medium term notes of £15 million.

(7) Includes amounts due to the holding company of £3,710 million (2007 – £2,751 million).

(8) During 2008 the Bank reclassified financial assets from the held-for-trading category into the loans and receivables category (see page 73).

Amounts included in the consolidated income statement	Group 2009 £m	2008 £m	2007 £m
Gains on financial assets/liabilities designated as at fair value through profit or loss	45	2	19

Reclassification of financial instruments

The Group reclassified financial assets from the held-for-trading (HFT) category into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended).

The table below shows the carrying value, fair value and effect on profit or loss of reclassification undertaken by the Group in 2008.

	Group					
	31 December 2009		After reclassification			
	Carrying value £m	Fair value £m	Income £m	Impairment losses £m	Amount that would have been recognised £m	Increase in profit or loss as a result of reclassification £m
Reclassified from HFT to LAR:						
Loans						
Corporate and other loans	379	222	18	20	(88)	86

The following table is for reclassifications made in 2008. The balance sheet values of these assets, the effect of the reclassification on the income statement for the period from the date of reclassification to 31 December 2008 and the gains and losses relating to these assets recorded in the income statement for the years ended 31 December 2008, 2007 and 2006 were as follows:

	Group										2007	2006
	2008											
	2008 – on reclassification			31 December 2008			After reclassification				Gains/(losses) recognised in the income statement in prior periods	
	Carrying value £m	Effective interest rate %	Expected cash flows £m	Carrying value £m	Fair value £m	Gains/(losses) up to the date of reclassification £m	Income £m	Impairment losses £m	Amount that would have been recognised £m	Increase in profit or loss a result of reclassification £m	£m	£m
Reclassified from HFT to LAR:												
Loans												
Corporate and other loans	425	5.39	951	466	395	(25)	11	—	(60)	71	—	—

The table below shows the carrying value and fair value of reclassification undertaken by the Bank in 2008.

	Bank	
	31 December 2009	
	Carrying value £m	Fair value £m
Reclassified from HFT to LAR:		
Loans		
Corporate and other loans	203	45

The following table is for reclassifications in 2008.

	Bank				
	2008 – on reclassification			31 December 2008	
	Carrying value £m	Effective interest rate %	Expected cash flows £m	Carrying value £m	Fair value £m
Reclassified from HFT to LAR:					
Loans					
Corporate and other loans	260	3.09	328	264	193

Note:

(1) 2008 tables have been restated for the Group and Bank.

10 Financial instruments continued

Valuation of financial instruments carried at fair value

Control environment

The RBS Group's control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent from the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. The Group ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

A key element of the control environment is the independent price verification ('IPV') process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team, independent of those trading the financial instruments, in the light of available pricing evidence. IPV is performed at a frequency to match the availability of independent data. For liquid instruments IPV is performed daily. The minimum frequency of review in the RBS Group is monthly for exposures in the regulatory trading book, and six monthly for exposures in the regulatory banking. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit determines IPV policy, monitors adherence to that policy, and performs additional independent reviews on highly subjective valuation issues for GBM and Non-Core.

Certain assets in the non-core business are comparably more difficult and subjective to value. The valuations of these portfolios are subject to a further level of review through an additional Non-Core valuation committee comprising senior representatives of the trading function, risk management and the Global Pricing Unit which meets regularly and are responsible for monitoring, assessing and enhancing the adequacy of the valuation techniques being adopted for these instruments.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group's exposure. A key element of the control environment over model use in the RBS Group is a modelled product review committee, made up of valuations experts from several functions within the RBS Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the RBS Group's Quantitative Research Centre. Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The Quantitative Research Centre, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and (where appropriate), considers alternative modelling approaches.

GBM's senior management valuations control committee meets formally monthly to discuss independent pricing, reserving and valuation issues relating to both GBM and Non-Core exposures. All material methodology changes require review and ratification by this committee. The committee includes valuation specialists representing several independent review functions including Market Risk, the quantitative research centre and finance.

The Group Executive Valuation Committee discusses the issues escalated by the modelled product review committee, GBM senior management valuations committee and other relevant issues. The committee covers key material and subjective valuation issues within the trading business. The committee will provide ratification to the appropriateness of areas with very high residual valuation uncertainty. Committee membership includes the Group Finance Director, the Group Chief Accountant, Head of Group Market Risk, GBM CFO and Non-Core CFO, and representation from front office trading and Finance.

Valuation techniques

The RBS Group uses a number of methodologies to determine the fair values of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include: relative value methodologies based on observable prices for similar instruments; present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate; option pricing models (such as Black-Scholes or binomial option pricing models) and simulation models such as Monte-Carlo.

The principal inputs to these valuation techniques are listed below. Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly affected by the choice of valuation model and by underlying assumptions concerning factors such as the amounts and timing of cash flows, discount rates and credit risk.

- Bond prices – quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

- Credit spreads – where available, these are derived from prices of CDS or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

- Interest rates – these are principally benchmark interest rates such as the London Inter-Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

- Foreign currency exchange rates – there are observable markets both for spot and forward contracts and futures in the world's major currencies.

- Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

- Commodity prices – many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

- Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

- Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, the Group considers the value of the prepayment option.

- Counterparty credit spreads – adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

- Recovery rates/loss given default – these are used as an input to valuation models and reserves for ABS and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. These adjustments reflect the Group's assessment of factors that market participants would consider in setting a price, to the extent that these factors are not reflected in that pricing information. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, the Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for any known model limitations.

Valuation hierarchy

The table below shows the financial instruments carried at fair value by valuation method for the Group.

	2009				2008			
	Level 1 (1) £bn	Level 2 (2) £bn	Level 3 (3) £bn	Total £bn	Level 1 (1) £bn	Level 2 (2) £bn	Level 3 (3) £bn	Total £bn
Assets								
Fair value through profit or loss:								
Loans and advances to banks	—	20.8	—	20.8	—	11.7	—	11.7
Loans and advances to customers	—	5.0	0.2	5.2	—	2.5	0.4	2.9
Debt securities	12.4	18.1	—	30.5	8.2	23.7	0.5	32.4
Equity shares	—	—	—	—	—	—	0.1	0.1
Derivatives	0.5	3.5	0.5	4.5	0.1	7.7	1.1	8.9
	12.9	47.4	0.7	61.0	8.3	45.6	2.1	56.0
Available-for-sale:								
Debt securities	1.6	0.5	—	2.1	2.5	1.1	—	3.6
Equity shares (5)	—	—	0.9	0.9	—	—	1.0	1.0
	1.6	0.5	0.9	3.0	2.5	1.1	1.0	4.6
	14.5	47.9	1.6	64.0	10.8	46.7	3.1	60.6
Liabilities								
Fair value through profit or loss:								
Deposits by banks and customers	0.4	36.7	—	37.1	—	45.5	—	45.5
Debt securities in issue	—	—	—	—	—	0.1	—	0.1
Short positions	10.8	3.1	—	13.9	9.9	1.3	—	11.2
Derivatives	0.6	3.7	—	4.3	0.3	7.7	0.1	8.1
Other financial liabilities (4)	—	1.1	—	1.1	—	1.1	0.1	1.2
	11.8	44.6	—	56.4	10.2	55.7	0.2	66.1

Notes:

(1) Level 1: valued using unadjusted quoted prices in active markets, examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

(2) Level 2: includes most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities and certain money market securities and loan commitments and most OTC derivatives.

(3) Level 3: includes cash instruments which trade infrequently, certain commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, other mortgage-based products and less liquid debt securities, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4) Comprise subordinated liabilities.

(5) 2008 has been revised.

10 Financial instruments continued
For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used for levels 2 and 3 and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

Loans and advances to customers
Loans in level 3 primarily comprise commercial mortgages.

Commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternate assumptions for credit spread would reduce the fair value of £0.2 billion (2008 – £0.4 billion) by up to £10 million (2008 – £10 million) or increase by up to £20 million (2008 – £10 million).

Commercial mortgage backed securities
CMBS is valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

Equity shares
Level 3 equity shares principally comprise investments of £0.8 billion in fellow subsidiaries.

Derivatives
Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Interest rate derivatives
Interest rate options provide a payout (or series of payouts) linked to the performance of one or more underlying, including interest rates and foreign exchange rates.

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between interest rates and foreign exchange rates. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Using reasonably possible alternative assumptions the fair value of £0.5 billion (2008 – £1.1 billion) would be reduced by up to £50 million (2008 – £80 million) or increased by up to £30 million (2008 – £80 million).

Level 3 portfolio movement table

	At 1 January 2009 £m	Gains or (losses) recognised in the income statement or SOCI (1) £m	Transfers in/(out) of Level 3 £m	Purchases and issues £m	Sales and settlements £m	Foreign exchange £m	At 31 December 2009 £m	Gains or (losses) relating to instruments held at year end £m
Assets								
FVTPL: (2)								
Loans and advances	376	(73)	(68)	19	(40)	(32)	182	7
Debt securities	464	(19)	(133)	104	(345)	(33)	38	(58)
Equity shares	137	(18)	—	2	(112)	(6)	3	(14)
Derivatives	1,099	6	(28)	—	(575)	—	502	(2)
FVTPL assets	2,076	(104)	(229)	125	(1,072)	(71)	725	(67)
AFS: (3)								
Debt securities	28	—	—	3	(20)	—	11	—
Equity shares	970	(32)	(2)	31	(23)	(32)	912	(9)
AFS assets	998	(32)	(2)	34	(43)	(32)	923	(9)
Total assets	3,074	(136)	(231)	159	(1,115)	(103)	1,648	(76)
Liabilities								
Derivatives	74	21	1	—	(70)	(2)	24	12
Other financial liabilities	89	—	(89)	—	—	—	—	—
Total liabilities	163	21	(88)	—	(70)	(2)	24	12

Notes:

(1) Net losses recognised in the income statement and statement of comprehensive income were £107 million and £8 million respectively. Net losses on FVTPL assets and liabilities of £83 million were included in income from trading activities. £24 million net losses relating to AFS assets were recorded within interest income, dividend income and impairment losses as appropriate.

(2) FVTPL: Fair value through profit and loss.

(3) AFS: Available-for-sale.

Assets reduced in the year due to disposals and reclassifications. The decrease in debt securities of £484 million is due to transfers to level 2 to increase observability, write downs and sales. Derivative assets include illiquid rate derivatives.

10 Financial instruments continued

Fair value of financial instruments not carried at fair value

The following table shows the carrying values and the fair values of financial instruments carried on the balance sheet at amortised cost.

	Group				Bank			
	2009 Carrying value £m	2009 Fair value £m	2008 Carrying value £m	2008 Fair value £m	2009 Carrying value £m	2009 Fair value £m	2008 Carrying value £m	2008 Fair value £m
Financial assets								
Cash and balances at central banks	1,805	1,805	1,285	1,285	906	906	838	838
Loans and advances to banks	112,416	112,418	54,500	54,475	80,362	80,357	22,733	22,708
Loans and advances to customers	159,207	152,758	195,384	188,404	88,340	84,419	124,391	120,165
Debt securities	2,159	2,098	—	—	2,158	2,097	—	—
Settlement balances	4,573	4,573	4,117	4,117	—	—	—	—
Financial liabilities								
Deposits by banks	43,676	43,665	31,023	31,022	21,839	21,830	8,225	8,224
Customer accounts	208,137	207,440	177,532	177,532	140,902	140,169	129,893	129,884
Debt securities in issue	11,470	9,362	17,137	16,087	—	—	15	15
Subordinated liabilities	7,857	7,535	8,875	8,178	7,105	6,784	7,860	7,163
Settlement balances and short positions	3,027	3,027	1,850	1,850	—	—	—	—

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement. As a wide range of valuation techniques is available, it may be inappropriate to compare the Group's fair value information to independent markets or other financial institutions' fair values.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values since these are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are set out below:

The fair value of financial instruments which are of short maturity (3 months or less) approximates their carrying value. This applies mainly to cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks and demand deposits.

Loans and advances to banks and customers

Fair value is estimated by grouping loans into homogeneous portfolios and applying a discount rate to the cash flows. The discount rate is based on the market rate applicable at the balance sheet date for a similar portfolio with similar maturity and credit risk characteristics.

Debt securities

Fair values are determined using quoted prices where available or by reference to quoted prices of similar instruments.

Deposits by banks and customer accounts

The fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities

Fair values are determined using quoted prices where available or by reference to valuation techniques and adjusting for own credit spreads where appropriate.

Remaining maturity

The following tables show the residual maturity of financial instruments, based on contractual date of maturity.

	Group					
	2009			2008		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Cash and balances at central banks	1,804	1	1,805	1,283	2	1,285
Loans and advances to banks	120,391	12,839	133,230	62,423	3,811	66,234
Loans and advances to customers	78,298	86,105	164,403	110,546	87,721	198,267
Debt securities	2,504	32,285	34,789	5,797	30,196	35,993
Equity shares	—	966	966	—	1,129	1,129
Settlement balances	4,573	—	4,573	4,117	—	4,117
Derivatives	1,007	3,463	4,470	2,719	6,176	8,895
Liabilities						
Deposits by banks	50,435	10,998	61,433	50,793	2,840	53,633
Customer accounts	219,559	7,904	227,463	195,111	5,273	200,384
Debt securities in issue	3,978	7,492	11,470	8,364	8,848	17,212
Settlement balances and short positions	3,441	13,503	16,944	2,691	10,400	13,091
Derivatives	736	3,578	4,314	2,308	5,758	8,066
Subordinated liabilities	937	8,062	8,999	1,050	9,049	10,099

	Bank					
	2009			2008		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Cash and balances at central banks	906	—	906	838	—	838
Loans and advances to banks	73,633	7,799	81,432	23,033	113	23,146
Loans and advances to customers	42,532	46,024	88,556	81,196	43,497	124,693
Debt securities	5	2,158	2,163	41	—	41
Equity shares	—	13	13	—	6	6
Derivatives	461	2,439	2,900	1,216	3,681	4,897
Liabilities						
Deposits by banks	12,594	9,315	21,909	7,462	1,074	8,536
Customer accounts	139,768	3,257	143,025	128,599	2,096	130,695
Debt securities in issue	—	—	—	15	—	15
Derivatives	412	2,094	2,506	1,081	5,162	6,243
Subordinated liabilities	625	6,480	7,105	856	7,004	7,860

On balance sheet liabilities

The following tables show, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group					
2009	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Deposits by banks	39,886	2,031	1,103	499	224	5
Customers accounts	203,751	3,094	2,465	1,836	108	20
Debt securities in issue	3,605	1,354	444	408	—	—
Subordinated liabilities	1,946	588	1,160	1,393	4,621	732
Settlement balances and other liabilities	3,744	—	—	—	1	4
	252,932	7,067	5,172	4,136	4,954	761
Guarantees and commitments - notional amount						
Guarantees (1)	2,450	—	—	—	—	—
Commitments (2)	57,199	—	—	—	—	—
	59,649	—	—	—	—	—

10 Financial instruments continued

2008	Group 0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Deposits by banks	25,194	3,198	2,046	509	319	4
Customers accounts	171,888	4,319	2,498	1,540	153	24
Debt Securities in Issue	8,482	3,131	1,185	1,105	445	742
Subordinated liabilities	227	1,536	2,257	824	3,869	2,468
Settlement balances and other liabilities	2,382	—	—	—	4	—
	208,173	12,184	7,986	3,978	4,790	3,238

Notes:

(1) The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.

(2) The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

2009	Bank 0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Deposits by banks	20,432	1,230	4	4	183	—
Customers accounts	141,596	253	7	—	3	—
Subordinated liabilities	1,653	272	1,146	1,322	4,564	681
	163,681	1,755	1,157	1,326	4,750	681
Guarantees and commitments - notional amount						
Guarantees	1,369	—	—	—	—	—
Commitments	46,930	—	—	—	—	—
	48,299	—	—	—	—	—
2008						
Deposits by banks	6,332	798	948	11	157	—
Customer accounts	128,925	593	741	7	—	—
Debt securities in issue	—	15	—	—	—	—
Derivatives held for hedging	10	57	125	95	203	366
Subordinated liabilities	178	1,055	1,892	752	3,816	2,432
	135,445	2,518	3,706	865	4,176	2,798

The tables above show the timing of cash outflows to settle financial liabilities. They have been prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading liabilities – held-for-trading liabilities amounting to £54.0 billion (2008 – £63.8 billion) for the Group and £3.8 billion (2008 – £6.1 billion) for the Bank have been excluded from the table in view of their short term nature.

11 Financial assets – impairments

The following tables show the movement in the provision for impairment losses for loans and advances.

	Group					
	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2009 £m	2008 £m	2007 £m
At 1 January	637	2,009	280	2,926	2,340	2,061
Currency translation and other adjustments	25	(15)	(8)	2	65	41
Amounts written-off	(237)	(934)	—	(1,171)	(792)	(617)
Recoveries of amounts previously written-off	3	45	—	48	62	94
Charged to the income statement	1,922	1,605	588	4,115	1,351	848
Unwind of discount	(152)	(94)	—	(246)	(100)	(87)
At 31 December (1)	2,198	2,616	860	5,674	2,926	2,340

Note:

(1) The provision for impairment losses at 31 December 2009 includes £9 million relating to loans and advances to banks (2008 – £2 million; 2007 – £2 million).

	Bank					
	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2009 £m	2008 £m	2007 £m
At 1 January	201	1,748	154	2,103	1,921	1,707
Currency translation and other adjustments	(2)	(1)	—	(3)	6	13
Amounts written-off	(226)	(898)	—	(1,124)	(739)	(541)
Recoveries of amounts previously written-off	2	45	—	47	55	71
Charged to the income statement	414	1,335	417	2,166	929	742
Unwind of discount	(12)	(65)	—	(77)	(69)	(71)
At 31 December (1)	377	2,164	571	3,112	2,103	1,921

Note:

(1) The provision for impairment losses at 31 December 2009 includes £8 million relating to loans and advances to banks (2008 and 2007 – nil).

	Group		
Impairment losses charged to the income statement	2009 £m	2008 £m	2007 £m
Loans and advances to customers	4,108	1,351	848
Loans and advances to banks	7	—	—
	4,115	1,351	848
Equity shares	24	11	1
	4,139	1,362	849

	Group		
	2009 £m	2008 £m	2007 £m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans			
Domestic	310	243	200
Foreign	153	108	10
	463	351	210
Interest on non-accrual and restructured loans included in net interest income			
Domestic	124	78	75
Foreign	122	22	12
	246	100	87

11 Financial investments – impairments continued

The following tables show an analysis of impaired financial assets.

Group	2009 Cost £m	2009 Provision £m	2009 Carrying value £m	2008 Cost £m	2008 Provision £m	2008 Carrying value £m
Loans and receivables						
Loans and advances to banks (1)	9	9	—	2	2	—
Loans and advances to customers (2)	12,906	4,805	8,101	6,070	2,644	3,426
	12,915	4,814	8,101	6,072	2,646	3,426

	Group Carrying Value 2009 £m	Group Carrying Value 2008 £m
Available-for-sale		
Equity shares	15	7

Bank	2009 Cost £m	2009 Provision £m	2009 Carrying value £m	2008 Cost £m	2008 Provision £m	2008 Carrying value £m
Loans and receivables						
Loans and advances to banks (1)	8	8	—	—	—	—
Loans and advances to customers (3)	4,362	2,533	1,829	3,135	1,949	1,186
	4,370	2,541	1,829	3,135	1,949	1,186

Notes:

(1) Impairment provisions individually assessed.

(2) Impairment provisions individually assessed on balances of £8,340 million (2008 – £2,654 million).

(3) Impairment provisions individually assessed on balances of £1,122 million (2008 – £404 million).

The Group and Bank hold collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

The following table shows financial and non-financial assets, recognised on the Group's and Bank's balance sheets, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	Group 2009 £m	Group 2008 £m	Bank 2009 £m	Bank 2008 £m
Other property	104	—	—	—
Cash	41	28	41	28
	145	28	41	28

In general, the Group seeks to dispose of property and other assets not readily convertible into cash obtained by taking possession of collateral as rapidly as the market for the individual asset permits.

The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	Group					Bank				
	Past due 1-29 days £m	Past due 30-59 days £m	Past due 60-89 days £m	Past due 90 days or more £m	Total £m	Past due 1-29 days £m	Past due 30-59 days £m	Past due 60-89 days £m	Past due 90 days or more £m	Total £m
2009	2,465	1,010	1,387	1,670	6,532	1,075	600	1,084	1,016	3,775
2008	2,909	743	500	1,000	5,152	1,151	302	207	556	2,216

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £514 million (Bank – £173 million) as at 31 December 2009 (2008: Group – £127 million; Bank – £127 million).

12 Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest raté and credit risk.

The following table shows the notional amounts and fair values of the Group's derivatives.

	Group					
	2009			2008		
	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts						
Spot, forwards and futures	22	366	335	41	1,916	1,424
Currency swaps	5	265	478	7	404	824
Options purchased	3	90	—	5	267	—
Options written	2	—	90	4	—	266
Interest rate contracts						
Interest rate swaps	410	3,197	3,146	264	4,490	4,927
Options purchased	60	391	—	34	407	—
Options written	63	—	196	28	—	162
Futures and forwards	40	4	4	63	—	6
Credit derivatives	5	86	54	242	1,376	447
Equity and commodity contracts	2	71	11	1	35	10
		4,470	4,314		8,895	8,066
Amounts above include:						
Due from/to holding company		2,422	3,940		5,647	6,132
Due from/to fellow subsidiaries		7	1		8	1

12 Derivatives continued

The following table shows the nominal amounts and fair values of the Bank's derivatives.

	Bank					
	2009			2008		
	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts						
Spot, forwards and futures	11	197	199	16	954	883
Currency swaps	3	154	184	3	206	282
Options purchased	2	88	—	4	259	—
Options written	2	—	87	3	—	259
Interest rate contracts						
Interest rate swaps	260	2,095	1,863	82	3,136	4,753
Options purchased	9	332	—	6	304	—
Options written	12	—	162	2	—	40
Futures and forwards	4	4	4	—	—	—
Credit derivatives	1	30	7	2	38	26
		2,900	2,506		4,897	6,243
Amounts above include:						
Due from/to holding company		1,559	2,343		2,617	3,621
Due from/to fellow subsidiaries		—	—		—	—
Due from/to subsidiaries		—	—		54	1,517

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 'Financial Instruments: Presentation', are shown net.

Included above are derivatives held for hedging purposes as follows:

	2009		2008	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedging:				
Interest rate contracts	—	—	—	720
Cash flow hedging:				
Interest rate contracts	—	—	—	198

The following tables show, for the Bank, when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	2008								
Hedged forecast cash flows expected to occur	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Forecast payable cash flows	(5)	(5)	(5)	(5)	(5)	(25)	(51)	(15)	(116)

Hedged forecast cash flows affect profit or loss									
Forecast payable cash flows	(5)	(5)	(5)	(5)	(5)	(25)	(51)	(15)	(116)

13 Debt securities

2009	UK central and local government £m	US central and local government £m	Other central and local government £m	Bank and building society £m	Mortgage- and other asset backed securities (1, 2) £m	Corporate £m	Other £m	Total £m
	Group							
Held-for-trading	—	12,189	301	487	15,416	2,137	—	30,530
Designated as at fair value through profit or loss	1	—	—	3	1	8	—	13
Available-for-sale	—	—	1,559	375	128	25	—	2,087
Loans and receivables	—	—	—	—	2,159	—	—	2,159
	1	12,189	1,860	865	17,704	2,170	—	34,789
Available-for-sale								
Gross unrealised gains	—	—	16	3	2	1	—	22
Gross unrealised losses	—	—	—	(7)	—	—	—	(7)
2008								
Held-for-trading	—	8,157	63	62	20,338	3,737	—	32,357
Designated as at fair value through profit or loss	1	—	—	—	1	17	2	21
Available-for-sale	1,372	—	1,343	713	168	19	—	3,615
	1,373	8,157	1,406	775	20,507	3,773	2	35,993
Available-for-sale								
Gross unrealised gains	—	—	24	—	1	—	—	25
Gross unrealised losses	(25)	—	—	(24)	(14)	—	—	(63)

Notes:

(1) Includes AAA rated securities issued by US federal agencies of £2,646 million (2008 – £1,222 million) and government sponsored entities of £11,250 million (2008 – £17,847 million) of current year vintage.

(2) Includes sub-prime RMBS of £451 million (2008 – £396 million) and Alt-A RMBS of £335 million (2008 – £229 million).

Gross gains of £60 million (2008 – £14 million; 2007 – £1 million) and gross losses of £2 million (2008 – nil; 2007 – £1 million) were realised on the sale of available-for-sale securities.

	Bank 2009			Bank 2008		
	Mortgage backed securities £m	Corporate £m	Total £m	Bank and building society £m	Corporate £m	Total £m
Available-for-sale	—	5	5	34	7	41
Loans and receivables	2,158	—	2,158	—	—	—
	2,158	5	2,163	34	7	41

14 Equity shares

	Group					
	2009			2008		
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Held-for-trading	4	1	5	7	102	109
Designated as at fair value through profit or loss	25	—	25	22	—	22
Available-for-sale	13	923	936	4	994	998
	42	924	966	33	1,096	1,129
Available-for-sale						
Gross unrealised gains	8	35	43	—	42	42
Gross unrealised losses	—	(30)	(30)	(4)	(12)	(16)

Gross gains of £3 million (2008 – £4 million; 2007 – £117 million) and gross losses of £1 million (2008 – £1 million; 2007 – nil) were realised by the Group on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £592 million (2008 – £5 million; 2007 – £14 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £766 million (2008 – £634 million; 2007 – £634 million). Disposals in the year generated losses of £0.6 million (2008 – nil; 2007 – £0.6 million).

	Bank					
	2009			2008		
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Available-for-sale	9	4	13	2	4	6
Available-for-sale						
Gross unrealised gains	7	—	7	—	—	—

Disposals in the year of unquoted equity investments classified as available-for-sale financial assets generated no gains or losses in 2009, 2008 or 2007.

15 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank	
	2009 £m	2008 £m
At 1 January	7,339	6,052
Currency translation and other adjustments	(130)	441
Additional investments in Group undertakings	3,005	—
Additions	—	846
Redemption of investments in Group undertakings	(1,150)	—
Impairments	(2,281)	—
At 31 December	6,783	7,339

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of these subsidiary undertakings are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operations
Coutts & Company (1)	Private banking	Great Britain
RBS Securities Inc. (2)	Broker dealer	US
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:

(1) Coutts & Company is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.

(2) Shares are not directly held by the Bank.

(3) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by section 410(2) of the Companies Act 2006. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.

16 Intangible assets

2009	Group Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
Cost:					
At 1 January 2009	973	35	49	2,195	3,252
Currency translation and other adjustments	(72)	(2)	(3)	(6)	(83)
Additions	—	—	—	70	70
Disposals and write-off of fully amortised assets	—	(2)	—	—	(2)
At 31 December 2009	901	31	46	2,259	3,237
Accumulated amortisation and impairment:					
At 1 January 2009	579	24	41	1,793	2,437
Currency translation and other adjustments	(41)	(2)	(2)	(5)	(50)
Disposals and write-off of fully amortised assets	—	(1)	—	—	(1)
Charge for the year	—	10	2	91	103
At 31 December 2009	538	31	41	1,879	2,489
Net book value at 31 December 2009	363	—	5	380	748
2008					
Cost:					
At 1 January 2008	773	27	32	2,028	2,860
Currency translation and other adjustments	247	8	10	8	273
Additions	—	—	8	159	167
Disposals of subsidiaries	(47)	—	—	—	(47)
Disposals and write-off of fully amortised assets	—	—	(1)	—	(1)
At 31 December 2008	973	35	49	2,195	3,252
Accumulated amortisation and impairment:					
At 1 January 2008	—	14	13	1,589	1,616
Currency translation and other adjustments	—	7	4	1	12
Disposals and write-off of fully amortised assets	—	—	(1)	—	(1)
Charge for the year	—	3	4	99	106
Write down of goodwill and other intangible assets	579	—	21	104	704
At 31 December 2008	579	24	41	1,793	2,437
Net book value at 31 December 2008	394	11	8	402	815

Internally generated software	Bank £m
Cost:	
At 1 January 2009	2,064
Additions	69
At 31 December 2009	2,133
Accumulated amortisation:	
At 1 January 2009	1,663
Charge for the year	90
At 31 December 2009	1,753
Net book value at 31 December 2009	380
Cost:	
At 1 January 2008	1,912
Additions	152
At 31 December 2008	2,064
Accumulated amortisation:	
At 1 January 2008	1,537
Charge for the year	81
Write down	45
At 31 December 2008	1,663
Net book value at 31 December 2008	401

16 Intangible assets continued

Impairment review

The Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value.

Changes were made to the Group's reporting structure in the first half of 2009, which is detailed on page 110. Following the reorganisation of the Group, goodwill was reallocated to the appropriate CGUs.

The CGUs where the goodwill is significant are as follows:

2009	Significant acquisition	Recoverable amount based on	Goodwill at 30 September £m
Global Banking & Markets	Greenwich	Fair value less cost to sell	117
Wealth	Bank Von Ernst	Value in use	170

2008	Significant acquisition	Recoverable amount based on	Goodwill prior to write down £m	Write down £m	Goodwill at 31 December £m
Global Banking & Markets	Greenwich	Fair value less cost to sell	128	—	128
Europe & Middle East Retail & Commercial Banking	First Active	Value in use	576	(576)	—
Asia Retail & Commercial Banking	Bank Von Ernst	Value in use	182	—	182

The analysis of goodwill by operating segment is shown in Note 34.

The Group has adopted value in use test for Wealth based upon management's latest five year forecasts. For the value in use test, the long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis. Fair value less costs to sell test has been adopted for Global Banking & Markets.

The goodwill in Global Banking & Markets arose from the Group's interest in Greenwich Capital. The recoverable amount exceeds the carrying value by more than 100% (2008 – £0.7 billion). The earnings multiples, validated against independent analyst information, or the earnings would have to reduce by a quarter of those used to cause the value in use to equal its carrying value.

In Wealth there was no impairment recognised in respect of the goodwill arising on the acquisition of Bank von Ernst. The recoverable amount was based on a 5% (2008 – 5%) terminal growth rate and 11% (2008 – 11%) pre tax risk discount rate. A 1% change in the discount rate or similar change in the terminal growth rate would change the recoverable amount by approximately £250 million (2008 – £150 million) and £200 million (2008 – £100 million) respectively. In addition a 5% change in forecast pre tax earnings would change the recoverable amount by £100 million (2008 – £50 million).

In 2008, a goodwill write down was recorded in Europe & Middle East Retail & Commercial Banking.

17 Property, plant and equipment

2009	Group Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Total £m
Cost or valuation:						
At 1 January 2009	212	1,299	142	717	484	2,854
Currency translation and other adjustments	(52)	(47)	—	(30)	(27)	(156)
Reclassifications	1	18	1	(23)	3	—
Additions	1,336	126	7	31	45	1,545
Change in fair value of investment properties	107	—	—	—	—	107
Disposals and write-off of fully depreciated assets	—	(19)	(14)	(43)	(62)	(138)
At 31 December 2009	1,604	1,377	136	652	443	4,212
Accumulated impairment, depreciation and amortisation:						
At 1 January 2009	—	291	52	267	274	884
Currency translation and other adjustments	—	(2)	1	(4)	(14)	(19)
Write down of property, plant and equipment	—	5	—	4	—	9
Disposals and write-off of fully depreciated assets	—	(8)	—	(41)	(57)	(106)
Charge for the year	—	34	4	51	55	144
At 31 December 2009	—	320	57	277	258	912
Net book value at 31 December 2009	1,604	1,057	79	375	185	3,300

2008	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Total £m
Cost or valuation:						
At 1 January 2008	110	980	133	635	359	2,217
Currency translation and other adjustments	45	110	5	42	88	290
Additions	125	215	5	52	75	472
Change in fair value of investment properties	2	—	—	—	—	2
Transfer to fellow subsidiary	—	—	—	(8)	(6)	(14)
Disposal of subsidiaries	—	—	—	(2)	(21)	(23)
Disposals and write-off of fully depreciated assets	(70)	(6)	(1)	(2)	(11)	(90)
At 31 December 2008	212	1,299	142	717	484	2,854
Accumulated impairment, depreciation and amortisation:						
At 1 January 2008	—	247	48	204	204	703
Currency translation and other adjustments	—	4	1	15	49	69
Transfer to fellow subsidiary	—	—	—	(1)	(2)	(3)
Disposal of subsidiaries	—	—	—	(1)	(15)	(16)
Write down of property, plant and equipment	—	12	—	—	—	12
Disposals and write-off of fully depreciated assets	—	(1)	—	(1)	(10)	(12)
Charge for the year	—	29	3	51	48	131
At 31 December 2008	—	291	52	267	274	884
Net book value at 31 December 2008	212	1,008	90	450	210	1,970

17 Property, plant and equipment continued

Investment properties are valued to reflect fair value, that is, the market value of the Group's interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that, necessarily, is not identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2009 for a significant majority of the Group's investment properties was undertaken with the support of external valuers.

Investment property acquired during 2009 includes £1,336 million arising on assumption by the Group of control of the properties for which it provided finance to a customer.

The fair value of investment properties includes £105 million (2008 – £5 million loss) of appreciation since purchase.

Rental income from investment properties was nil (2008 – £10 million).

Property, plant and equipment, excluding investment properties, include nil (2008 – £339 million) assets in the course of construction.

Freehold and long leasehold properties with a net book value of £3 million (2008 – nil) were sold subject to operating leases.

	Bank				
2009	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Total £m
Cost or valuation:					
At 1 January 2009	762	90	523	7	1,382
Currency translation and other adjustments	—	—	(18)	—	(18)
Reclassifications	22	1	(23)	—	—
Additions	30	7	12	—	49
Disposals and write-off of fully depreciated assets	(15)	(10)	(3)	—	(28)
At 31 December 2009	799	88	491	7	1,385
Accumulated depreciation and amortisation:					
At 1 January 2009	254	45	194	6	499
Disposals and write-off of fully depreciated assets	(7)	(1)	(9)	—	(17)
Charge for the year	27	2	37	—	66
At 31 December 2009	274	46	222	6	548
Net book value at 31 December 2009	525	42	269	1	837
2008					
Cost or valuation:					
At 1 January 2008	729	90	518	7	1,344
Additions	36	1	7	—	44
Disposals and write-off of fully depreciated assets	(3)	(1)	(2)	—	(6)
At 31 December 2008	762	90	523	7	1,382
Accumulated depreciation and amortisation:					
At 1 January 2008	229	42	160	5	436
Disposals and write-off of fully depreciated assets	—	—	(1)	—	(1)
Charge for the year	25	3	35	1	64
At 31 December 2008	254	45	194	6	499
Net book value at 31 December 2008	508	45	329	1	883

18 Prepayments, accrued income and other assets

	Group		Bank	
	2009 £m	2008 £m	2009 £m	2008 £m
Prepayments	41	42	12	4
Accrued income	261	294	190	212
Deferred expenses	93	18	—	—
Pension schemes in net surplus	10	—	—	—
Other assets	1,471	1,664	802	458
	1,876	2,018	1,004	674

19 Settlement balances and short positions

	Group	
	2009 £m	2008 £m
Settlement balances (amortised cost)	3,027	1,850
Short positions (held-for-trading):		
Debt securities – Government	10,141	9,869
– Other issuers	3,776	1,372
	16,944	13,091

20 Accruals, deferred income and other liabilities

	Group		Bank	
	2009 £m	2008 £m	2009 £m	2008 £m
Notes in circulation	717	532	—	—
Current taxation	82	647	45	633
Accruals	1,463	943	402	177
Deferred income	290	188	209	118
Other liabilities	1,275	1,722	254	479
	3,827	4,032	910	1,407

Included in other liabilities are provisions for liabilities and charges as follows:

	Group £m	Bank £m
At 1 January 2009	99	94
Currency translation and other movements	(19)	(21)
Charge to income statement	90	20
Releases to income statement	(15)	(13)
Provisions utilised	(29)	(15)
At 31 December 2009	126	65

Note:

(1) Comprises property provisions and other provisions arising in the normal course of business.

21 Deferred taxation

Provision for deferred taxation has been made as follows:

	Group 2009 £m	Group 2008 £m	Bank 2009 £m	Bank 2008 £m
Deferred tax liability	285	46	217	—
Deferred tax asset	(568)	(496)	—	(400)
Net deferred tax	(283)	(450)	217	(400)

Group	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Fair value of financial instruments £m	Available-for-sale financial assets £m	Intangibles £m	Cash flow hedging £m	Tax losses carried forward £m	Other £m	Total £m
At 1 January 2008	(354)	162	(211)	54	(179)	12	—	20	29	—	(18)	(485)
Charge/(credit) to income statement	45	(137)	14	13	10	(5)	1	(8)	110	—	43	86
Charge/(credit) to equity directly	4	—	—	(3)	—	3	—	—	(10)	—	—	(6)
Disposals of subsidiaries	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Other	(6)	(1)	(71)	2	3	—	3	(1)	30	—	2	(39)
At 1 January 2009	(311)	24	(268)	66	(166)	10	4	11	159	—	21	(450)
Charge/(credit) to income statement	654	(16)	(159)	5	(2)	(154)	27	(8)	5	(175)	(6)	171
(Credit)/charge to equity directly	—	—	—	(33)	—	—	(194)	—	181	—	—	(46)
Other	2	—	33	—	1	5	5	1	(20)	—	15	42
At 31 December 2009	345	8	(394)	38	(167)	(139)	(158)	4	325	(175)	30	(283)

Bank	Pension £m	Accelerated capital allowances £m	Accelerated Provisions £m	Deferred gains £m	IAS transition £m	Cash flow hedging £m	Total £m
At 1 January 2008	(315)	133	(7)	38	(186)	16	(321)
Charge/(credit) to income statement	40	(108)	2	14	30	3	(19)
Credit to equity directly	—	—	—	(4)	—	(43)	(47)
Other	—	—	—	—	—	(13)	(13)
At 1 January 2009	(275)	25	(5)	48	(156)	(37)	(400)
Charge/(credit) to income statement	619	(16)	(11)	(34)	4	4	566
Charge to equity directly	—	—	—	2	—	44	46
Other	—	—	—	—	—	5	5
At 31 December 2009	344	9	(16)	16	(152)	16	217

Notes:

(1) Deferred tax assets of £26 million (2008 – £17 million) have not been recognised in respect of tax losses carried forward of £100 million (2008 – £67 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £24 million will expire after five years. The balance of tax losses carried forward has no time limit.

(2) Deferred tax liabilities of £262 million (2008 – £621 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains. The temporary differences at the balance sheet date are significantly reduced from the previous year as a result of a change to UK tax legislation which largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

22 Subordinated liabilities

	Group 2009 £m	Group 2008 £m	Bank 2009 £m	Bank 2008 £m
Dated loan capital	6,403	6,560	4,695	4,518
Undated loan capital	2,271	3,194	2,085	2,997
Preference shares	325	345	325	345
	8,999	10,099	7,105	7,860

In April 2009, the Group concluded a series of exchange offers and tender offers with the holders of a number of Upper Tier 2 securities. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability. Gains on these exchanges, and on the redemption of securities classified as liabilities for cash, totalling £381 million were credited to income.

The RBS Group has undertaken that, unless otherwise agreed with the European Commission, neither the ultimate holding company nor any of its direct or indirect subsidiaries (excluding companies in the ABN AMRO Group) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from a date starting not later than 30 April 2010 and for a period of two years thereafter ("the deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

The Group's preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next call date.

2009 – final redemption	Group 2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	40	—	—	3,497	353	1,211	5,101
US Dollars	316	—	—	247	—	756	1,319
Euro	581	443	—	437	516	602	2,579
	937	443	—	4,181	869	2,569	8,999

2009 – call date	Group Currently £m	2010 £m	2011 £m	2012–2014 £m	2015–2019 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	174	128	—	766	3,331	534	168	5,101
US Dollars	1,008	311	—	—	—	—	—	1,319
Euro	649	458	443	—	355	516	158	2,579
	1,831	897	443	766	3,686	1,050	326	8,999

2008 – final redemption	Group 2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	94	—	—	2,403	456	1,597	4,550
US Dollars	896	342	—	—	274	1,225	2,737
Euro	60	586	476	382	643	651	2,798
Other	—	—	—	—	14	—	14
	1,050	928	476	2,785	1,387	3,473	10,099

2008 – call date	Group Currently £m	2009 £m	2010 £m	2011–2013 £m	2014–2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	94	430	766	2,337	755	168	4,550
US Dollars	1,513	882	342	—	—	—	—	2,737
Euro	—	633	586	476	382	555	166	2,798
Other	—	—	—	—	—	14	—	14
	1,513	1,609	1,358	1,242	2,719	1,324	334	10,099

22 Subordinated liabilities continued

2009 – final redemption	Bank 2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	40	—	—	3,331	323	1,183	4,877
US Dollars	5	—	—	—	—	756	761
Euro	580	443	—	—	—	444	1,467
	625	443	—	3,331	323	2,383	7,105

2009 – call date	Bank Currently £m	2010 £m	2011 £m	2012–2014 £m	2015–2019 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	174	28	—	700	3,331	504	140	4,877
US Dollars	761	—	—	—	—	—	—	761
Euro	564	460	443	—	—	—	—	1,467
	1,499	488	443	700	3,331	504	140	7,105

2008 – final redemption	Bank 2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	94	—	—	2,337	326	1,569	4,326
US Dollars	710	—	—	—	—	1,225	1,935
Euro	52	586	476	—	—	485	1,599
	856	586	476	2,337	326	3,279	7,860

2008 – call date	Bank Currently £m	2009 £m	2010 £m	2011–2013 £m	2014–2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	94	330	700	2,337	725	140	4,326
US Dollars	1,238	697	—	—	—	—	—	1,935
Euro	—	537	586	476	—	—	—	1,599
	1,238	1,328	916	1,176	2,337	725	140	7,860

Dated loan capital	2009 £m	2008 £m
The Bank		
US$1,000 million 7.375% subordinated notes 2009 (redeemed October 2009)	—	697
€600 million 6.0% subordinated notes 2010	564	619
€500 million 5.125% subordinated notes 2011	455	488
£300 million 7.875% subordinated notes 2015	338	344
£300 million 6.5% subordinated notes 2021	329	332
£2,000 million subordinated loan capital floating rate notes 2018 (4)	2,009	2,038
£1,000 million subordinated loan capital floating rate notes 2019 (issued November 2009) (4)	1,000	—
	4,695	4,518
RBS Holdings USA Inc.		
US$100 million 5.575% senior subordinated revolving credit 2009 (redeemed October 2009)	—	69
US$170 million subordinated loan capital floating rate notes 2009 (redeemed October 2009)	—	116
US$500 million subordinated loan capital floating rate notes 2010 (callable on any interest payment date)	311	342
First Active plc		
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	66	66
Ulster Bank Limited		
€120 million floating rate notes 2020 (4)	107	115
£100 million floating rate subordinated loan capital 2019 (callable September 2010) (4)	100	100
€60 million floating rate notes 2020 (4)	53	57
€100 million floating rate notes 2022 (4)	89	97
€280 million floating rate notes 2022 (4)	247	271
€400 million floating rate notes 2017 (4)	355	382
RBS Coutts Bank Limited		
CHF22 million floating rate note 2022 (redeemed February 2009)	—	14
Coutts & Company		
£30 million 7.278% subordinated notes 2023 (4)	30	30
€20 million 6.274% subordinated notes 2023 (4)	18	19
RBS Netherlands Holdings B.V.		
£92 million floating rate note 2019 (callable April 2010) (4)	85	89
NatWest Group Holdings Corporation		
US$400 million floating rate note 2018 (callable on any interest payment date) (4)	247	275
	6,403	6,560

Notes:

(1) In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(2) Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.

(3) Interest on all floating rate subordinated notes is calculated by reference to market rates.

(4) On-lent to The Royal Bank of Scotland plc on a subordinated basis.

22 Subordinated liabilities continued

Undated loan capital	2009 £m	2008 £m
The Bank		
US$293 million (2008 – US$500 million) primary capital floating rate notes, Series A (callable on any interest payment date) (1)	205	343
US$312 million (2008 – US$500 million) primary capital floating rate notes, Series B (callable on any interest payment date) (1)	182	347
US$332 million (2008 – US$500 million) primary capital floating rate notes, Series C (callable on any interest payment date) (1)	192	346
€400 million 6.625% fixed/floating rate undated subordinated notes (callable April 2010)	358	395
€100 million floating rate undated step-up notes (callable April 2010)	90	97
£162 million (2008 – £325 million) 7.625% undated subordinated step-up notes (callable January 2010) (1)	174	353
£127 million (2008 – £200 million) 7.125% undated subordinated step-up notes (callable October 2022) (1)	127	201
£68 million (2008 – £200 million) 11.5% undated subordinated notes (callable December 2022) (1,2)	56	202
£700 million subordinated loan capital floating rate notes (6)	701	713
	2,085	2,997
First Active plc		
£20 million 11.75% perpetual tier two capital	26	26
€38 million 11.375% perpetual tier two capital	51	52
£1.3 million floating rate perpetual tier two capital	2	2
Ulster Bank Limited		
€120 million perpetual floating rate subordinated notes (6)	107	117
	2,271	3,194

Notes:

(1) Partially redeemed following the completion of the exchange and tender offers in April 2009.

(2) Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.

(3) Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.

(4) In the event of certain changes in the tax laws of the UK, all of the undated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(5) Interest on all floating rate subordinated notes is calculated by reference to market rates.

(6) On-lent to The Royal Bank of Scotland plc on a subordinated basis.

Preference shares (1)	2009 £m	2008 £m
The Bank		
Non-cumulative preference shares of £1		
Series A £140 million 9% (non-redeemable)	143	143
Non-cumulative preference shares of US$25		
Series C US$300 million 7.7628%	182	202
	325	345

Note:

(1) Further details of the contractual terms of the preference shares are given in Note 24 on page 99.

23 Minority interests

	Group 2009 £m	Group 2008 £m
At 1 January	1,323	1,314
Currency translation adjustments and other movements	(41)	12
Profit attributable to minority interests	—	93
Dividends paid	—	(94)
Equity raised	—	70
Equity withdrawn and disposals	—	(72)
At 31 December	1,282	1,323

24 Share capital and reserves

	Allotted, called up and fully paid		Authorised	
	2009 £m	2008 £m	2009 m	2008 m
Ordinary shares of £1	1,678	1,678	£2,250	£2,250
Non-cumulative preference shares of £1	140	140	£1,000	£1,000
Non-cumulative preference shares of US$25	150	150	$2,000	$2,000

	Allotted, called up and fully paid		Authorised	
Number of shares – millions	2009	2008	2009	2008
Ordinary shares of £1	1,678	1,678	2,250	2,250
Non-cumulative preference shares of £1	140	140	1,000	1,000
Non-cumulative preference shares of US$25	12	12	80	80

Ordinary shares and preference shares
During the year the Bank issued 935 new ordinary shares of £1 each to the parent company at £1 million per share.

The 9% non-cumulative preference shares Series A of £1 each are non-redeemable.

The non-cumulative preference shares Series C of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank at US$25 per share.

The holders of sterling and dollar preference shares are entitled, on the winding-up of the Bank, to priority over the ordinary shareholders as regards payment of capital. Otherwise the holders of preference shares are not entitled to any further participation in the profits or assets of the Bank and accordingly these shares are classified as non-equity shares.

The holders of sterling and dollar preference shares are not entitled to receive notice of, attend, or vote at any general meeting unless the business of the meeting includes the consideration of a resolution for the winding-up of the Bank or the sale of the whole of the business of the Bank or any resolution directly affecting any of the special rights or privileges attached to any of the classes of preference shares.

Under IFRS, the Group's preference shares are classified as debt and are included in subordinated liabilities on the balance sheet (see Note 22).

Reserves
UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £426 million (2008 – £426 million) included within other reserves.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

25 Leases

Minimum amounts receivable under non-cancellable leases:

Year in which receipt will occur	Group Finance lease contracts Gross amount £m	Unearned finance income £m	Present value £m
2009			
Receivable:			
Within 1 year	167	(13)	154
After 1 year but within 5 years	58	(16)	42
After 5 years	109	(43)	66
Total	334	(72)	262
2008			
Receivable:			
Within 1 year	65	(19)	46
After 1 year but within 5 years	203	(35)	168
After 5 years	152	(61)	91
Total	420	(115)	305

	Group 2009 £m	Group 2008 £m	Bank 2009 £m	Bank 2008 £m
Amounts recognised as income and expenses				
Finance leases – contingent rental income	(2)	(1)	(1)	(1)
Operating leases – minimum rentals payable	141	112	88	85

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

26 Collateral and securitisations

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities fall below a predetermined level.

Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

The fair value (and carrying value) of securities transferred under repurchase transactions included within debt securities on the balance sheet were £30.6 billion (2008 – £33.8 billion). All of these securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £17.2 billion (2008 – £9.1 billion), of which £17.2 billion (2008 – £9.1 billion) had been resold or repledged as collateral for the Group's own transactions.

Other collateral given

	Group		Bank	
Group assets pledged against Group liabilities	2009 £m	2008 £m	2009 £m	2008 £m
Loans and advances to customers	30,052	8,668	15,201	1,465

Liabilities secured by Group assets				
Deposits by banks	1,749	—	—	—
Customer accounts	630	990	630	990
Debt securities in issue	3,857	7,042	—	—
	6,236	8,032	630	990

Note:

(1) The table above includes assets used as collateral for central bank liquidity schemes

Of the assets above, £16.3 billion (2008 – £15.2 billion) relate to securitisations.

Securitisations and other asset transfers

Continued recognition

The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors. SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions.

It is primarily the extent of risks and rewards assumed that determines whether these entities are consolidated in the Group's financial statements. The following section aims to address the significant exposures which arise from the Group's activities through specific types of SPEs.

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities for those securitisations and other asset transfers where substantially all the risks and rewards of the asset have been retained by the Group.

	2009		2008	
Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Residential mortgages	14,540	3,507	13,384*	6,693
Credit card receivables	1,449	630	1,465	990
Other loans	349	349	349	349
	16,338	4,486	15,198	8,032

* revised

Continuing involvement

At 31 December 2009, securitised assets were £3.1 billion (2008 – £323 million); retained interest £101 million (2008 – £50 million); subordinated assets £91 million (2008 – £9 million); and related liabilities £33 million (2008 – £9 million).

27 Capital resources

The Group's regulatory capital resources at 31 December in accordance with Financial Services Authority (FSA) definitions were as follows:

Composition of regulatory capital	2009 £m	2008 £m
Tier 1		
Ordinary shareholders' equity	14,199	12,135
Minority interests	1,282	1,323
Adjustment for:		
– Goodwill and other intangible assets	(748)	(815)
– Unrealised losses on available-for-sale debt securities	(12)	32
– Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(109)	(14)
– Reallocation of preference shares and innovative securities	(1,207)	(1,246)
– Other regulatory adjustments	(492)	17
Less expected loss over provisions	(1,351)	(986)
Less securitisation positions	(380)	(112)
Core Tier 1 capital	11,182	10,334
Preference shares	1,532	1,591
Tax on the excess of expected losses over provisions	539	393
Less deductions from Tier 1 capital	(327)	(330)
Total Tier 1 capital	12,926	11,988
Tier 2		
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	109	14
Collective impairment allowances	3	5
Perpetual subordinated debt	2,170	3,043
Term subordinated debt	4,830	4,234
Less deductions from Tier 2 capital	(2,598)	(1,821)
Total Tier 2 capital	4,514	5,475
Supervisory deductions		
Unconsolidated investments	(121)	(119)
Other deductions	(170)	(171)
Deductions from total capital	(291)	(290)
Total regulatory capital	17,149	17,173

In the management of capital resources, the Group is governed by the RBS Group's policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the RBS Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy for UK banks, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. The RBS Group has complied with the FSA's capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas.

28 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Group			Bank		
	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m
Contingent liabilities:						
Guarantees and assets pledged as collateral security	2,494	2,609	2,438	1,369	1,840	1,811
Other contingent liabilities	2,241	2,654	2,907	1,814	2,032	2,141
	4,735	5,263	5,345	3,183	3,872	3,952
Commitments:						
Undrawn formal standby facilities, credit lines and other commitments to lend						
– less than one year	44,203	53,902	62,298	35,749	38,954	43,073
– one year and over	12,996	13,485	13,818	11,181	9,194	12,338
Other commitments	397	709	220	315	627	111
	57,596	68,096	76,336	47,245	48,775	55,522

Note:

(1) In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group's normal credit approval processes.

Contingent liabilities

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties, indemnities and acceptances.

Commitments

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

28 Memorandum items continued

Contractual obligations for future expenditure not provided in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	Group		Bank	
	2009 £m	2008 £m	2009 £m	2008 £m
Operating leases:				
Minimum rentals payable under non-cancellable leases (1)				
Within 1 year	115	114	82	80
After 1 year but within 5 years	393	410	281	286
After 5 years	866	938	632	701
	1,374	1,462	995	1,067
Other capital expenditure	2	6	—	—
Contracts to purchase goods or services (2)	21	41	—	—
Total	1,397	1,509	995	1,067

Notes:

(1) Predominantly property leases

(2) Of which due within 1 year: £17 million (2008 – £34 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £320 million (2008 – £385 million; 2007 – £409 million). The Bank earned fee income of £53 million (2008 – £58 million; 2007 – £62 million).

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies ('exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. Only after the interest only period, which is expected to end in September 2011, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known and is unlikely to be determined before 2011.

Litigation

As a participant in the financial services industry, the Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Bank and other members of the RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section, so far as the Group is aware, neither the Bank nor any member of the RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on the Group's financial position or profitability.

Unarranged overdraft charges
In common with other banks in the United Kingdom, the Royal Bank and NatWest have received claims and complaints from a large number of customers in the United Kingdom seeking refunds of unarranged overdraft charges (the "Charges"). The vast majority of these claims and complaints have challenged the Charges on the basis that they contravene the Unfair Terms in Consumer Contracts Regulations 1999 (the "Regulations") or are unenforceable under the common law penalty doctrine (or both).

In July 2007, the Office of Fair Trading ("OFT") issued proceedings in a test case in the English High Court against the banks which was intended to determine certain issues concerning the legal status and enforceability of contractual terms relating to the Charges. The test case concluded in November 2009 with a judgment of the Supreme Court in favour of the banks. As a result of the court rulings made in the test case, the RBS Group expects substantially all of the customer claims and complaints it has received relating to the Charges to fail. The RBS Group cannot at this stage predict with any certainty the final outcome of all customer claims and complaints. It is unable reliably to estimate any liability that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation
The ultimate holding company and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged "sub-prime" mortgage exposure. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with the these lawsuits, individually or in the aggregate, or their effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of the RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on the Group's financial position or profitability in any particular period.

Investigations
The RBS Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on Group, its business, reputation, results of operations or the price of securities issued by it.

In particular there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the RBS Group's control but could have an adverse impact on the Group's businesses and earnings.

28 Memorandum items continued

Retail banking

In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

Multilateral interchange fees

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF") arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIFs (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the RBS Group has intervened in the appeal proceedings. In addition, in Summer 2008, MasterCard announced various changes to its scheme arrangements. The European Commission was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009 MasterCard agreed an interim settlement on the level of cross-border MIF with the European Commission pending the outcome of the appeal process and, as a result, the European Commission has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Visa's cross-border MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the "CAT") in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have an impact on the consumer credit industry in general and, therefore, on the RBS Group's business in this sector.

Payment protection insurance

Having conducted a market study relating to Payment Protection Insurance ("PPI"), on 7 February 2007 the OFT referred the PPI market to the Competition Commission ("CC") for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the Competition Appeal Tribunal ("CAT"). On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. The CC's current Administrative Timetable is to publish a supplementary report by Summer 2010 and give further consideration to its full range of recommended remedies and a draft order to implement them during Autumn 2010.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the FOS and many of these are being upheld by the FOS against the banks.

In September 2009, the FSA issued a consultation paper on guidance on the fair assessment of PPI mis-selling complaints and, where necessary, the provision of an appropriate level of redress. The consultation also covers proposed rules requiring firms to re-assess (against the new guidance) all PPI mis-selling complaints received and rejected since 14 January 2005. A policy statement containing final guidance and rules is expected in early 2010. Separately, discussions continue between the FSA and the RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.

Securitisation and collateralised debt obligation business
The New York State Attorney General has issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General, principally related to loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. These respective investigations are in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. The ultimate holding company and its subsidiaries are cooperating with these various investigations and requests.

Other investigations
In the UK, the OFT has also been investigating the RBS Group for alleged conduct in breach of Article 101 of the Treaty on the Functioning of the European Union and/or the Chapter 1 prohibition of the Competition Act 1998 relating to the provision of loan products to professional services firms. The ultimate holding company and its subsidiaries are co-operating fully with the OFT's investigation.

In April 2009 the FSA notified the RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. The ultimate holding company and its subsidiaries are cooperating fully with this review and investigation.

In November 2009, the FSA informed the RBS Group that it was commencing an investigation into certain aspects of the policies of, and training and controls within, certain of the RBS Group's UK subsidiaries relating to compliance with UK money laundering regulations during the period from December 2007 to December 2008. The ultimate holding company and its subsidiaries are cooperating fully with this investigation.

In January 2010, the FSA informed the RBS Group that it intended to commence an investigation into certain aspects of the handling of customer complaints. The scope of the proposed investigation (including which businesses and subsidiaries are affected) is not yet clear. The ultimate holding company and its subsidiaries intend to co-operate fully with this investigation.

In the United States, the RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the RBS Group was advised by the US Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to the RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. The ultimate holding company and its subsidiaries are cooperating with these various requests for information and investigations.

29 Net cash inflow/(outflow) from operating activities

	Group			Bank		
	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m
Operating profit/(loss) before tax	1,129	1,140	3,085	(692)	1,866	3,729
(Increase)/decrease in prepayments and accrued income	(41)	(59)	(92)	14	(61)	(66)
Interest on subordinated liabilities	454	509	271	414	432	239
Increase/(decrease) in accruals and deferred income	561	181	(431)	278	110	(521)
Provisions for impairment losses	4,139	1,362	849	2,166	929	742
Loans and advances written-off net of recoveries	(1,123)	(730)	(523)	(1,077)	(684)	(470)
Unwind of discount on impairment losses	(246)	(100)	(87)	(77)	(69)	(71)
Profit on sale of property, plant and equipment	(4)	(7)	(189)	(1)	(1)	(114)
(Loss)/profit on sale of subsidiaries and associates	(384)	31	—	(3)	2	73
Profit on sale of available-for-sale financial assets	(60)	(17)	(117)	—	—	(72)
Charge for defined benefit pension schemes	54	2	132	(29)	(65)	83
Pension scheme curtailment gains	(544)	—	—	(358)	—	—
Cash contribution to defined benefit pension schemes	(213)	(154)	(117)	(124)	(78)	(69)
Other provisions utilised	(29)	(10)	(135)	(15)	(10)	(123)
Depreciation and amortisation	247	237	264	156	145	177
Gain on redemption of own debt	(381)	—	—	(381)	—	—
Write-down of goodwill and other intangible assets	—	716	—	—	45	—
Write-down of investment in subsidiaries	—	—	—	2,281	—	—
Elimination of foreign exchange differences	2,063	(5,850)	(464)	421	(1,002)	5
Other non-cash items	459	66	650	164	(148)	242
Net cash inflow/(outflow) from trading activities	6,081	(2,683)	3,096	3,137	1,411	3,784
Decrease/(increase) in loans and advances to banks and customers	23,042	(22,246)	(1,856)	22,038	(9,345)	(2,958)
Decrease/(increase) in securities	1,348	1,758	(2,061)	—	(1)	1
Decrease/(increase) in other assets	820	(19)	(1,772)	300	(57)	(167)
Decrease/(increase) in derivative assets	4,425	(5,320)	(829)	1,997	(3,309)	(188)
Changes in operating assets	29,635	(25,827)	(6,518)	24,335	(12,712)	(3,312)
Increase in deposits by banks and customers	34,879	4,878	22,903	25,703	659	7,064
(Decrease)/increase in debt securities in issue	(5,742)	(3,711)	6,588	(15)	6	(20)
(Decrease)/increase in other liabilities	(305)	285	(432)	(195)	(7)	60
(Decrease)/increase in derivative liabilities	(3,752)	4,815	908	(3,737)	4,891	207
Increase/(decrease) in settlement balances and short positions	3,397	(3,281)	(8,445)	—	—	—
Changes in operating liabilities	28,477	2,986	21,522	21,756	5,549	7,311
Total income taxes paid	(1,092)	(331)	(592)	(554)	(290)	(104)
Net cash inflow/(outflow) from operating activities	63,101	(25,855)	17,508	48,674	(6,042)	7,679

30 Analysis of the net investment in business interests and intangible assets

	Group			Bank		
	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m
Fair value given for businesses acquired	(22)	(60)	(35)	(3)	—	—
Additional investments in Group undertakings	—	—	—	(3,005)	(846)	(1,216)
Net outflow of cash in respect of purchases	(22)	(60)	(35)	(3,008)	(846)	(1,216)
Other assets sold	(324)	277	3	1,150	—	—
Repayment of investments	—	—	—	—	—	1,823
Profit/(loss) on disposal	384	(31)	—	3	(2)	(73)
Net cash inflow/(outflow) on disposals	60	246	3	1,153	(2)	1,750
Dividends received from joint ventures	—	4	5	—	—	—
Net cash expenditure on other intangible assets	(69)	(167)	(132)	(69)	(152)	(131)
Net (outflow)/inflow	(31)	23	(159)	(1,924)	(1,000)	403

31 Interest received and paid

	Group			Bank		
	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m
Interest received	6,720	12,472	12,035	4,204	7,917	7,942
Interest paid	(4,975)	(6,893)	(5,752)	(2,551)	(4,144)	(4,325)
	1,745	5,579	6,283	1,653	3,773	3,617

32 Analysis of changes in financing during the year

	Group				Bank			
	Share capital and share premium		Subordinated liabilities		Share capital and share premium		Subordinated liabilities	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
At 1 January	2,969	2,969	10,099	5,932	2,969	2,969	7,860	4,244
Issue of ordinary shares	935	—			935	—		
Net proceeds from issue of subordinated liabilities			1,000	2,749			1,000	2,700
Repayment of subordinated liabilities			(1,250)	—			(1,052)	—
Net cash inflow/(outflow) from financing	935	—	(250)	2,749	935	—	(52)	2,700
Currency translation and other adjustments	—	—	(850)	1,418	—	—	(703)	916
At 31 December	3,904	2,969	8,999	10,099	3,904	2,969	7,105	7,860

33 Analysis of cash and cash equivalents

	Group			Bank		
	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m
At 1 January						
– cash	31,365	37,364	38,650	12,529	18,071	16,340
– cash equivalents	18,710	28,825	12,810	8,405	7,265	3,187
	50,075	66,189	51,460	20,934	25,336	19,527
Net cash inflow/(outflow)	59,445	(16,114)	14,729	45,267	(4,402)	5,809
At 31 December	109,520	50,075	66,189	66,201	20,934	25,336
Comprising:						
Cash and balances at central banks	1,726	1,203	1,258	842	771	921
Treasury bills and debt securities	—	—	28	—	—	—
Loans and advances to banks	107,794	48,872	64,903	65,359	20,163	24,415
Cash and cash equivalents	109,520	50,075	66,189	66,201	20,934	25,336

The Bank and certain subsidiary undertakings are required to maintain balances with Central banks which, at 31 December 2009, amounted to £78 million (2008 – £82 million).

34 Segmental analysis

(a) Divisions

Following a comprehensive strategic review, changes have been made to the Group's operating segments in 2009. A Non-Core division has been created comprising those lines of business, portfolios and individual assets that the Group intends to run off or sell. Furthermore, Business Services (formerly Group Manufacturing) is no longer reported as a separate division and its costs are now allocated to the customer-facing divisions. UK Retail & Commercial Banking has been split into three segments (UK Retail, UK Corporate and Wealth). Ulster Bank has become a specific segment. The remaining elements of Europe & Middle East Retail & Commercial Banking and Asia Retail & Commercial Banking form part of Non-Core. The segment measure is now Operating profit/(loss) before tax which differs from Contribution used previously; it excludes certain infrequent items. Comparative data have been restated accordingly.

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. Segments charge market prices for services rendered to other parts of the Group.

The Group's activities are as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the NatWest network of branches and ATMs in the United Kingdom, and also through telephone and internet channels.

UK Corporate is a provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels.

Wealth provides private banking and investment services in the UK through Coutts & Company offshore banking through NatWest Offshore, and international private banking through RBS Coutts.

Global Banking & Markets (GBM) is a banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is currently organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets and portfolio management & origination.

Global Transaction Services offers global payments, cash and liquidity management, and trade finance, United Kingdom and international merchant acquiring and commercial card products and services. It includes the Group's corporate money transmission activities in the United Kingdom and the United States.

Ulster Bank is the leading retail and commercial bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services through both its Retail Markets division which has a network of branches and operates in the personal and bancassurance sectors, and its Corporate Markets division provides services to SME business customers, corporates and institutional markets.

Central Functions comprises group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose. The division contains a range of businesses and asset portfolios, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

2009	Group									
	Total revenue			Total income						
	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Impairment losses £m	Operating (loss)/profit before tax £m
UK Retail	2,396	10	2,406	2,539	10	2,549	(1,625)	(1)	(988)	(65)
UK Corporate	1,669	2	1,671	1,854	(132)	1,722	(610)	—	(485)	627
Wealth	1,014	63	1,077	668	51	719	(488)	(10)	(13)	208
Global Banking & Markets	1,936	292	2,228	1,080	(30)	1,050	(606)	(14)	(3)	427
Global Transaction Services	1,680	—	1,680	1,041	(13)	1,028	(542)	—	(5)	481
Ulster Bank	1,703	5	1,708	865	218	1,083	(709)	(5)	(649)	(280)
Central Items	1,724	287	2,011	20	245	265	538	(198)	—	605
Core	12,122	659	12,781	8,067	349	8,416	(4,042)	(228)	(2,143)	2,003
Non-Core	1,266	679	1,945	826	(349)	477	(108)	—	(1,996)	(1,627)
	13,388	1,338	14,726	8,893	—	8,893	(4,150)	(228)	(4,139)	376
Eliminations	—	(1,338)	(1,338)	—	—	—	—	—	—	—
	13,388	—	13,388	8,893	—	8,893	(4,150)	(228)	(4,139)	376
Reconciling items										
Amortisation of purchased intangible assets	—	—	—	—	—	—	—	(12)	—	(12)
Integration and restructuring costs	—	—	—	—	—	—	(143)	(7)	—	(150)
Gain on redemption of own debt	381	—	381	381	—	381	—	—	—	381
Gains on pensions curtailment	—	—	—	—	—	—	544	—	—	544
Bonus tax	—	—	—	—	—	—	(10)	—	—	(10)
	13,769	—	13,769	9,274	—	9,274	(3,759)	(247)	(4,139)	1,129

2008	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Impairment losses £m	Operating (loss)/profit before tax £m
UK Retail	4,143	7	4,150	3,260	18	3,278	(1,655)	(1)	(601)	1,021
UK Corporate	3,203	1	3,204	2,277	(472)	1,805	(589)	—	(102)	1,114
Wealth	1,691	87	1,778	728	70	798	(498)	(8)	(10)	282
Global Banking & Markets	1,375	1,029	2,404	440	53	493	(379)	(10)	—	104
Global Transaction Services	1,660	—	1,660	1,077	(27)	1,050	(488)	—	(15)	547
Ulster Bank	3,233	277	3,510	1,319	(204)	1,115	(678)	—	(106)	331
Central Items	(1,250)	837	(413)	(2,291)	1,195	(1,096)	188	(190)	—	(1,098)
Core	14,055	2,238	16,293	6,810	633	7,443	(4,099)	(209)	(834)	2,301
Non-Core	1,803	286	2,089	894	(633)	261	(128)	(1)	(528)	(396)
	15,858	2,524	18,382	7,704	—	7,704	(4,227)	(210)	(1,362)	1,905
Eliminations	—	(2,524)	(2,524)	—	—	—	—	—	—	—
	15,858	—	15,858	7,704	—	7,704	(4,227)	(210)	(1,362)	1,905
Reconciling items										
Amortisation of purchased intangible assets	—	—	—	—	—	—	—	(7)	—	(7)
Integration and restructuring costs	—	—	—	—	—	—	(22)	(20)	—	(42)
Goodwill and other asset write-downs	—	—	—	—	—	—	(716)	—	—	(716)
	15,858	—	15,858	7,704	—	7,704	(4,965)	(237)	(1,362)	1,140

34 Segmental analysis continued

	Group									
	Total revenue			Total income						
2007	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Impairment losses £m	Operating profit/(loss) before tax £m
UK Retail	5,236	2	5,238	4,118	15	4,133	(971)	(2)	(654)	2,506
UK Corporate	2,462	—	2,462	1,528	(450)	1,078	(168)	—	(82)	828
Wealth	1,586	76	1,662	624	73	697	(359)	(10)	(1)	327
Global Banking & Markets	1,463	1,168	2,631	131	(110)	21	(394)	(5)	(2)	(380)
Global Transaction Services	1,638	—	1,638	1,055	(47)	1,008	(134)	—	(6)	868
Ulster Bank	2,637	—	2,637	1,136	(117)	1,019	(582)	(5)	(39)	393
Central Items	360	618	978	(411)	656	245	(1,427)	(204)	—	(1,386)
Core	15,382	1,864	17,246	8,181	20	8,201	(4,035)	(226)	(784)	3,156
Non-Core	1,095	600	1,695	173	(20)	153	(109)	(1)	(65)	(22)
	16,477	2,464	18,941	8,354	—	8,354	(4,144)	(227)	(849)	3,134
Eliminations	—	(2,464)	(2,464)	—	—	—	—	—	—	—
	16,477	—	16,477	8,354	—	8,354	(4,144)	(227)	(849)	3,134
Reconciling items										
Amortisation of purchased intangible assets	—	—	—	—	—	—	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(12)	(31)	—	(43)
	16,477	—	16,477	8,354	—	8,354	(4,156)	(264)	(849)	3,085

Note:

(1) Segmental results for 2008 and 2007 have been restated to reflect transfers of businesses between segments in 2009.

	Group					
	2009			2008		
	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m
UK Retail	19,932	66,632	—	51,038	59,280	—
UK Corporate	45,111	42,011	—	46,312	37,912	—
Wealth	31,993	30,381	5	29,834	28,273	20
Global Banking & Markets	143,163	79,744	126	88,882	70,585	347
Global Transaction Services	5,422	22,890	—	6,653	21,661	—
Ulster Bank	47,156	56,020	—	53,056	59,856	7
Central Items	18,471	26,645	148	2,712	12,889	263
Core	311,248	324,323	279	278,487	290,456	637
Non-Core	39,480	10,924	1,336	42,732	17,305	2
Group	350,728	335,247	1,615	321,219	307,761	639

Note:

(1) Segmental results for 2008 have been restated to reflect transfers of businesses between segments in 2009.

Segmental analysis of goodwill is as follows:

	Wealth £m	Global Banking & Markets £m	Global Transaction Services £m	Ulster Bank £m	Non-Core £m	Total £m
At 1 January 2008	128	93	64	443	45	773
Currency translation and other adjustments	57	35	20	133	2	247
Disposals	—	—	—	—	(47)	(47)
Write-down of goodwill	(3)	—	—	(576)	—	(579)
At 1 January 2009	182	128	84	—	—	394
Currency translation and other adjustments	(12)	(13)	(6)	—	—	(31)
At 31 December 2009	170	115	78	—	—	363

34 Segmental analysis continued

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Group				
2009	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Total revenue	9,873	1,558	2,221	117	13,769
Net interest income	2,317	(5)	864	21	3,197
Net fees and commissions	2,254	340	206	38	2,838
Income/(loss) from trading activities	391	1,133	(77)	7	1,454
Other operating income	1,515	5	265	—	1,785
Total income	6,477	1,473	1,258	66	9,274
Operating profit/(loss) before tax	1,018	1,013	(899)	(3)	1,129
Total assets	213,085	74,112	59,440	4,091	350,728
Total liabilities	208,123	70,754	52,291	4,079	335,247
Net assets attributable to equity shareholders and minority interests	4,962	3,358	7,149	12	15,481
Contingent liabilities and commitments	59,892	83	1,220	1,136	62,331
Cost to acquire property, plant and equipment and intangible assets	124	126	1,365	—	1,615

2008	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Total revenue	12,046	134	3,476	202	15,858
Net interest income	4,577	141	658	21	5,397
Net fees and commissions	2,518	333	293	45	3,189
(Loss)/income from trading activities	(518)	(389)	(65)	9	(963)
Other operating income/(loss)	78	(20)	22	1	81
Total income	6,655	65	908	76	7,704
Operating profit/(loss) before tax	2,097	(187)	(767)	(3)	1,140
Total assets	186,140	63,984	66,589	4,506	321,219
Total liabilities	179,488	60,728	63,050	4,495	307,761
Net assets attributable to equity shareholders and minority interests	6,652	3,256	3,539	11	13,458
Contingent liabilities and commitments	64,470	3,355	1,378	4,156	73,359
Cost to acquire property, plant and equipment and intangible assets	218	214	188	19	639

2007	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
	Group				
Total revenue	13,759	(250)	2,766	202	16,477
Net interest income	4,379	(14)	711	15	5,091
Net fees and commissions	2,506	341	281	62	3,190
Income/(loss) from trading activities	186	(658)	108	4	(360)
Other operating income	357	11	64	1	433
Total income	7,428	(320)	1,164	82	8,354
Operating profit/(loss) before tax	2,989	(341)	423	14	3,085
Total assets	181,249	74,775	52,329	3,929	312,282
Total liabilities	174,797	72,521	48,950	3,912	300,180
Net assets attributable to equity shareholders and minority interests	6,452	2,254	3,379	17	12,102
Contingent liabilities and commitments	64,384	3,040	12,143	2,114	81,681
Cost to acquire property, plant and equipment and intangible assets	239	63	124	3	429

35 Directors' and key management remuneration

The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £167,000 (2008 – £244,000).

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2009 £000	2008 £000
Short-term benefits	29,292	16,813
Post-employment benefits	9,781	13,174
Other long-term benefits	—	496
Termination benefits	—	345
Share-based payments	8,953	2,078
	48,026	32,906

36 Transactions with directors and key management

(a) At 31 December 2009, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £53,334 in respect of loans to 10 persons who were directors of the Bank at any time during the financial period.

(b) For the purposes of IAS 24 'Related Party Disclosures', key management comprise directors of the Bank and members of the RBS Group Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2009 £000	2008 £000
Loans and advances to customers	3,805	2,753
Customer accounts	5,129	4,508

Key management have banking relationships with Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Key management had no reportable transactions or balances with the ultimate holding company.

37 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. Such transactions include the payment of: taxes including UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships. The volume and diversity of these transactions are such that disclosure of their amounts is impractical.

As at 31 December 2009 and 2008 balances with the UK Government and UK Government controlled bodies were:

	2009				2008			
Group	Central government (including the Bank of England) £m	Local government £m	Banks, financial corporations and public corporations £m	Total £m	Central government (including the Bank of England) £m	Local government £m	Banks, financial corporations and public corporations £m	Total £m
Assets								
Balances at central banks	79	—	—	79	82	—	—	82
Loans and advances to customers	6	247	32	285	5	146	37	188
Debt securities	1	—	—	1	1,373	—	10	1,383
Derivatives	—	3	1	4	—	4	3	7
Other	—	—	3	3	—	—	—	—
Liabilities								
Customer accounts	1,262	1,832	358	3,452	1,315	1,886	449	3,650
Derivatives	—	6	—	6	—	9	7	16
Bank								
Assets								
Balances at central banks	65	—	—	65	67	—	—	67
Loans and advances to customers	4	106	28	138	4	146	32	182
Derivatives	—	3	1	4	—	4	3	7
Liabilities								
Customer accounts	1,228	1,672	325	3,325	1,307	1,249	444	3,000
Derivatives	—	6	—	6	—	9	7	16

No impairment losses were recognised by the Group in 2009 or 2008 in respect of balances with UK Government and UK Government controlled bodies.

Notes:

(1) In addition to the UK Government's shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business. It is not practicable to ascertain and disclose these amounts.

(2) Certain of the liability balances are secured.

37 Related parties continued

Other related parties

(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d) The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2009 £m	2008 £m
Income		
Interest receivable	1,299	3,857
Interest payable	1,119	1,147
Fees and commissions receivable	221	299
Fees and commissions payable	74	184
Expenses		
Other administrative expenses	1,015	1,509

38 Ultimate holding company

The Group's ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2009, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 70.3% of the issued ordinary share capital of the ultimate holding company and is therefore the Group's ultimate controlling party.

39 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

On 25 March 2010, the RBS Group announced its intention to launch (i) an offer to exchange certain subordinated debt securities issued by Group members for new senior debt and (ii) tender offers in respect of certain preference shares, preferred securities and perpetual securities issued by Group members. The RBS Group expects to announce the offers in early April and will seek shareholder approvals as required in coordination with the annual general meeting of The Royal Bank of Scotland Group plc scheduled to take place on 28 April 2010.

On 30 March 2010, the Office of Fair Trading announced that it had arrived at an early resolution agreement with the RBS Group by which the RBS Group will pay a fine of £29 million and admit a breach in competition law relating to the provision of loan products to professional services firms.

Glossary of terms

Adjustable rate mortgage (ARM) – in the US a variable-rate mortgage. ARMs include: hybrid ARMs which typically have a fixed-rate period followed by an adjustable-rate period; interest-only ARMs where interest only is payable for a specified number of years, typically for three to ten years; and payment-option ARMs that allow the borrower to choose periodically between various payment options.

Alt-A (Alternative A-paper) are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears are the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed commercial paper (ABCP) – a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) are securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Assets under management are assets managed by the Group on behalf of clients.

Collateralised bond obligations (CBOs) are asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) are asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised debt obligation squared (CDO-squared) is a type of collateralised debt obligation where the underlying asset portfolio includes tranches of other CDOs.

Collateralised loan obligations (CLOs) are asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

Collectively assessed loan impairment provisions – impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) are asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) comprises unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from two to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. Commercial paper is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial paper conduit is a special purpose entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

Commercial real estate – freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Contractual maturity is the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital – called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio – core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio – operating expenses as a percentage of total income.

Covered mortgage bonds are debt securities backed by a portfolio of mortgages that is segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds.

Credit default swap (CDS) is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Glossary of terms continued

Credit derivative product company (CDPC) is a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit derivatives are contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements are techniques that improve the credit standing of financial obligations; generally those issued by an SPE in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread – the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation – on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit risk assets – loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk spread is the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of an individual debt instrument.

Credit valuation adjustments are adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap – an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts comprise money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring – see renegotiated loans.

Debt securities are transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue comprise unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset – income taxes recoverable in future periods as a result of deductible temporary differences – temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods – and the carry-forward of tax losses and unused tax credits.

Deferred tax liability – income taxes payable in future periods as a result of taxable temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in taxable amounts in future periods).

Defined benefit obligation – the present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan – pension or other post-retirement benefit plan other than a defined contribution plan.

Defined contribution plan – pension or other post-retirement benefit plan where the employer's obligation is limited to its contributions to the fund.

Delinquency - a debt or other financial obligation is considered delinquent when one or more contractual payments are overdue. Delinquency is usually defined in terms of days past due. Delinquent and in arrears are synonymous.

Deposits by banks comprise money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

Derivative – a contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Exposure at default (EAD) – an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) is a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Home Loan Mortgage Corporation see Freddie Mac.

Federal National Mortgage Association see Fannie Mae.

First/second lien – a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forward contract – a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Freddie Mac (Federal Home Loan Mortgage Corporation) is a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Futures contract is a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the IMF's General Arrangements to Borrow.

Ginnie Mae (Government National Mortgage Association) is a US Government Agency that guarantees investors the timely payment of principal and interest on mortgage-backed securities for which the underlying asset portfolios comprise federally insured or guaranteed loans – mainly loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Ginnie Mae obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the US Government.

Government Sponsored Enterprises (GSEs) are a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield is the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages are mortgages that are guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs, and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Home equity loan is a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans – a loan or other financial asset or portfolio of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Impairment allowance – see loan impairment provisions.

Impairment losses – for impaired financial assets measured at amortised cost, impairment losses – the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate – are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). For impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Individually assessed loan impairment provisions – impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

International Accounting Standards Board (IASB) is the independent standard-setting body of the IASC Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRS) and for approving Interpretations of IFRS as developed by the International Financial Reporting Interpretations Committee (IFRIC).

Interest rate swap – a contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.

Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Investment grade generally represents a risk profile similar to a rating of a "BBB-"/"Baa3" or better, as defined by independent rating agencies.

Latent loss provisions – loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet. The Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Loan impairment provisions – are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Glossary of terms continued

Loan-to-value ratio – the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) – the economic loss that may occur in the event of default i.e. the actual loss – that part of the exposure that is not expected to be recovered – plus any costs of recovery.

Master netting agreement is an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) are debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers are entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Mortgage-backed securities – are asset-backed securities for which the underlying asset portfolios are loans secured on property. See residential mortgage backed securities and commercial mortgage backed securities.

Mortgage servicing rights are the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Mortgage vintage – the year in which a mortgage loan was made to the customer.

Negative equity mortgages – mortgages where the value of the property mortgaged is less than the outstanding balance on the loan.

Net interest income is the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin is net interest income as a percentage of average interest-earning assets.

Net principal exposure is the carrying value of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection.

Non-accrual loans comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in non-accrual loans.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Past due – a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans – are loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Private equity investments are equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD) – the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Renegotiated loans – loans are generally renegotiated ('restructured') either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case renegotiation may result in an extension of the due date of payment, a concessionary rate of interest or other changes in the terms of the loan; the loan continues to be overdue and will be individually impaired if the renegotiated payments of interest and principal are insufficient to recover the loan's original carrying amount.

Repurchase agreement (Repo) see Sale and repurchase agreements.

Residential mortgage backed securities (RMBS) are asset-backed securities for which the underlying asset portfolios are residential mortgages.

Retail loans are loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Reverse repurchase agreement (Reverse repo) – see Sale and repurchase agreements.

Risk asset ratio (RAR) – total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) comprise non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings.

Risk-weighted assets – assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements – in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire, and the buyer to resell, the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation is a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Special purpose entity (SPE) is an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, corporation or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured notes are securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Student loan related assets are assets that are referenced to underlying student loans.

Subordinated liabilities are liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime – sub-prime mortgage loans are designed for customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO is the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA-rated securities, issued by the CDO vehicle.

Tier 1 capital – core Tier 1 capital plus other Tier 1 securities in issue, less material holdings in financial companies.

Tier 1 capital ratio – Tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital – qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves less certain regulatory deductions.

Troubled debt restructurings – comprise those loans that are troubled debt restructurings but that are not included in either non-accrual loans or in accruing loans which are contractually overdue 90 days or more as to principal or interest. A restructuring of a loan is a troubled debt restructuring if the lender, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider.

US Government National Mortgage Association see Ginnie Mae.

Unaudited – unaudited financial information is information that has not been subjected to the audit procedures undertaken by the Group's auditors to enable them to express an opinion on the Group's financial statements.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wrapped security – a wrapped security is a debt security where the holder benefits from credit protection provided by a third party, typically a financial guarantor or monoline insurer.

Write down – a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Five year summary

Summary consolidated income statement	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Net interest income	3,197	5,397	5,091	4,449	4,461
Non-interest income (1)	6,077	2,307	3,263	4,877	4,189
Total income	9,274	7,704	8,354	9,326	8,650
Operating expenses (2, 3, 4)	(4,006)	(5,202)	(4,420)	(5,018)	(4,483)
Profit before impairment losses	5,268	2,502	3,934	4,308	4,167
Impairment losses	(4,139)	(1,362)	(849)	(852)	(756)
Operating profit before tax	1,129	1,140	3,085	3,456	3,411
Tax credit/(charge)	5	(599)	(768)	(831)	(948)
Profit after tax	1,134	541	2,317	2,625	2,463
Minority interests	—	(93)	(89)	(39)	(17)
Profit attributable to ordinary shareholders	1,134	448	2,228	2,586	2,446

Notes:

(1) Includes gain on redemption of own debt of £381 million in 2009.

(2) Includes integration and restructuring costs of £150 million (2008 – £42 million, 2007 – £43 million, 2006 – £67 million, 2005 – £163 million).

(3) Includes write-down of goodwill and other intangible assets of £716 million in 2008.

(4) Includes gain on pensions curtailment of £544 million in 2009.

Summary consolidated balance sheet	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Loans and advances	297,633	264,501	260,425	243,974	215,938
Debt securities and equity shares	35,755	37,122	39,047	33,701	30,338
Derivatives and settlement balances	9,043	13,012	6,275	6,320	6,907
Other assets	8,297	6,584	6,535	6,666	7,420
Total assets	350,728	321,219	312,282	290,661	260,603
Shareholders' equity	14,199	12,135	10,788	10,173	9,440
Minority interests	1,282	1,323	1,314	1,012	744
Subordinated liabilities	8,999	10,099	5,932	5,641	6,648
Deposits	288,896	254,017	250,380	227,477	203,925
Derivatives, settlement balances and short positions	21,258	21,157	18,206	26,617	24,231
Other liabilities	16,094	22,488	25,662	19,741	15,615
Total liabilities and equity	350,728	321,219	312,282	290,661	260,603

Principal offices

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George's Quay Dublin 2

RBS Holdings USA Inc.
600 Washington Blvd Stamford CT 06901 USA

Coutts Group
440 Strand London WC2R 0QS

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 0YX

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